2012 ANNUAL REPORT

precisionandperformance



Kulicke & Soffa

Kulicke & Soffa

(NASDAQ: KLIC)

Kulicke & Soffa is a global leader in the design and manufacture of semiconductor assembly equipment. As one of the pioneers of the industry, K&S has provided customers with market leading packaging solutions for decades. In recent years K&S has expanded its product offerings through strategic acquisitions, adding die bonding, wedge bonding and a broader range of expendable tools to its core ball bonding products. Combined with its extensive expertise in process technology, K&S is well positioned to help customers meet the challenges of assembling the next-generation semiconductor devices.

Kulicke & Soffa, incorporated in 1951, currently employs approximately 2,270 regular full-time employees worldwide. The Company provides equipment and tools used in the production of a wide range of semiconductor devices. Kulicke & Soffa's customers produce the "chips" that drive the information economy and enable products such as computers, smart phones, media tablets, LED TVs, and pacemakers.


HEADQUARTERS
MANUFACTURING
RESEARCH & DEVELOPMENT
SALES AND SERVICE
SHARED SERVICE OPERATIONS

Selected Financial Highlights

Fiscal Year	2012	2011	2010	2009	2008
(in thousands, except per share amounts)					
Statement of Operations Data:					
Net revenue	**$791,023**	$830,401	$762,784	$225,240	$328,050
Research and development	**63,446**	65,135	56,660	53,483	59,917
Other operating expenses	**124,718**	152,714	130,978	108,884	98,508
Other income (expense)	**(4,975)**	(7,632)	(7,930)	(3,117)	(3,699)
Income (loss) from continuing operations after income tax	**$160,580**	$127,610	$142,142	$ (63,612)	$ (24,721)
Income (loss) per share from continuing operations, Basic	**$ 2.17**	$ 1.77	$ 2.01	$ (1.02)	$ (0.46)
Income (loss) per share from continuing operations, Diluted	**$ 2.13**	$ 1.73	$ 1.92	$ (1.02)	$ (0.46)
Balance Sheet Data:					
Working capital excluding discontinued operations	**$589,947**	$405,659	$347,560	$172,401	$165,543
Property, plant and equipment, net	**28,441**	26,501	30,059	36,046	36,900
Total assets excluding discontinued operations	**815,609**	728,391	580,169	412,635	335,614
Long-term debt and current portion of long-term debt	**—**	105,224	98,475	92,217	151,415
Shareholders' equity	**$643,667**	$469,877	$322,480	$170,803	$125,396
Other Selected Data:					
Capital expenditures	**$ 6,902**	$ 7,688	$ 6,271	$ 5,263	$ 7,851
Depreciation and amortization expense	**$ 17,265**	$ 17,761	$ 17,531	$ 21,225	$ 7,563

Notes:

The financial data presented above should be read in conjunction with the consolidated financial statements, related notes, and other financial information included and incorporated by reference herein. See Item 7. "Management's Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements and Supplementary Data" of our Annual Report on Form 10-K for the fiscal year ended September 29, 2012 included herein.

In addition to historical information, this report, including the chief executive officer's letter to shareholders on the next page, contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor provisions created by these statutes. See Item 1A. "Risk Factors" and Item 7. "Management's Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended September 29, 2012 for a discussion of important factors that could cause actual results to differ significantly from those expressed or implied by forward-looking statements contained in this report.

Cash and Cash Equivalents Net of Debt (in millions)


Q1-12
$296.8
Q2-12
$317.3
Q3-12
$380.7
Q4-12
$440.2



Dear Shareholders

Bruno Guilmart President and Chief Executive Officer

Fiscal 2012 was a record year for Kulicke & Soffa, as we exceeded expectations driven by our market leading copper position and benefitted from strong market demand for our AT Premier solutions. The key themes to our success include our multi-segment leadership, flexible manufacturing strategy, R&D strength, impressive free cash flow generation and our improving, now debt-free balance sheet. Importantly, our continued operating effectiveness is allowing us to maximize new opportunities that can drive both near and long-term growth.

In terms of specific results, we achieved net revenue of $791 million for the fiscal year 2012, with record net income of $160.6 million or $2.13 per diluted share. On June 1, 2012, the Company repaid its $110 million debt obligation, leaving us debt-free and marking a significant milestone in the Company's history. I'm pleased to say this repayment has benefited K&S by eliminating approximately $8 million of related annual expenses. Importantly, we exited fiscal 2012 with a strong balance sheet, having $440.2 million in cash and cash equivalents. This gives us added flexibility to support our core business, including research and development programs, and to pursue new growth opportunities.

We remain the clear market leader in many segments served, with #1 market share in *four* segments:

- Automatic Ball Bonders;
- Heavy Wire Wedge Bonders;
- Wafer Level Stud Bump Bonders; and
- Capillaries (Source: Gartner, VLSI, Company).

This market leadership anchored by our established technical competencies is supported by our highly specialized R&D organization. Our process engineering team further differentiates K&S by working closely to address even the most challenging applications at our customers' facilities. We have further extended our competencies through collaborations with industry leaders and universities.

We continue to maximize our opportunities related to the ongoing and broadening transition from gold to copper by leveraging our well-received innovative features and solutions. We believe we have the world's most efficient copper bonding solution on the market with our IConn[PS] ProCu™ coupled with our CuPRA 3G™ capillary. Our solution builds on more than 20 years of research in copper wire and copper bonding properties. We boast leading in-house R&D, sales, service and support expertise to further enable turnkey copper capability at customer sites. Customer demand remained robust throughout fiscal 2012 given our superior product offering, with 79% of our wire bonders sold as copper capable.

"**Fiscal 2012 was the strongest financial performance in the company's history.** We are pleased with our continued success and continue to lay the groundwork for our future growth. One initiative aims to accelerate the number of new product and solution launches. Throughout the past year, this program resulted in five new products being launched. Looking ahead, we intend to further broaden our overall offering while participating in the future high-growth market of advanced packaging. In parallel, we continue to focus on maximizing operating efficiencies, leveraging our technological expertise and ultimately driving shareholder value."

Bruno Guilmart President and Chief Executive Officer

"**We continue to execute on our business and manufacturing strategy.** Notably, since June 1, 2012, the Company has been debt-free. We look forward to deploying a portion of our cash to new and existing internal product development, while continuing to explore other external areas of growth in order to maximize shareholder value."

Jonathan Chou Senior Vice President, Chief Financial Officer and Principal Accounting Officer

From our perspective, the transition from gold to copper is likely to continue for the foreseeable future based on copper's compelling economic advantages, current field capacity levels and widespread customer penetration. This significant secular driver is unique in the industry and we believe it will continue to give us a distinct business advantage as we look ahead.

Separately, our wedge bonding products performed well, with sales improving in the second half of fiscal 2012. We lead in wedge bonding with the industry's highest production (units per hour), large and small wire options, advanced machine configurations and interface usability. We benefited from modest improvements in the power semiconductor sub-segment and expect gradual improvements over the coming quarters as capacity is digested through the supply chain.

We remain focused on expanding our technology and market leadership, while pursuing synergistic opportunities that can reduce cyclicality and provide new growth vectors for our business. As an example of our efforts, we launched a new internal objective in late 2011 under which each business unit is expected to launch one new product annually. I am pleased to report that we launched 5 new products in 2012, have an expanding pipeline and look forward to exciting releases in 2013. Each new product seeks to build on our technology leadership and further expand our reach.

Our ATPremier™ Plus serves as another example of the growth opportunities we are executing on. This wafer level stud bumper solution allows for a wider bonding area, improved throughput, and presents customers with a significant value proposition over alternative solutions. This product serves the LED, MEMS and CMOS image sensor markets, widely used in consumer mobile devices including smartphones and tablets. This advanced solution represents a sizeable near-term market opportunity, with the potential for growth prospects beyond that.

Finally, in order to support our customers and new opportunities, we plan to further strengthen our presence in Asia with the expansion of our Singapore global headquarters. The new state-of-the-art facility is expected to open in the second half of fiscal year 2013. It will add to our industry leading R&D and manufacturing capabilities and allow us to continue delivering the excellent service, support and innovative solutions our customers rely on. The 30,000m^2 facility will be centrally located in Singapore, within close proximity to the Company's existing leased headquarters. We expect to terminate this existing lease in conjunction with the completed move. Singapore remains an ideal location to efficiently reach our customers and supply chain, while also providing the ideal work environment for our employees and partners.

As we look ahead, we're confident that our market leadership, technical ability and ongoing commitment to fundamental improvements will provide a secure platform for future growth and shareholder value creation.

Sincerely,

Bruno Guilmart
President and Chief Executive Officer



We remain focused on **expanding our technology and market leadership**

Well Positioned for Ongoing Value Creation

Unified Corporate Culture	• K&S core values promote employee development, innovation, collaboration, accountability and a dedication to customer satisfaction • Reinforces the foundation for growth opportunities
Market Leadership and Operational Efficiency	• Clear leadership positions in large and established core markets • Advancing industry-wide adoption of copper wire bonding • Generated FY 2012 Gross Margins of 46.4% and Operating Margins of 22.7%
World Class R&D Team	• 500 R&D employees with over 35 Ph.D.'s • K&S is committed to enhancing its technical competencies and rapid development cycles
Methodical and Structured Business Development	• Development team focused on examining new opportunities • Enables K&S to more effectively leverage technical competencies into adjacent and emerging growth markets

Kulicke & Soffa®

KULICKE & SOFFA 2012 FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 29, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number 0-121

KULICKE AND SOFFA INDUSTRIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

PENNSYLVANIA	**23-1498399**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
6 Serangoon North Avenue 5, #03-16, Singapore	**554910**
(Address of principal executive offices)	(Zip Code)

(215) 784-7518
(Registrants telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, WITHOUT PAR VALUE
(Title of each class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [ ]	Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of March 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $904.2 million based on the closing sale price as reported on The NASDAQ Global Market (reference is made to Part II, Item 5 herein for a statement of assumptions upon which this calculation is based).

As of November 9, 2012 there were 75,051,007 shares of the registrant's common stock, without par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for the 2013 Annual Meeting of Shareholders to be filed on or about January 4, 2013 are incorporated by reference into Part II, Item 5 and Part III, Items 10, 11, 12, 13 and 14 herein of this Report. Such Proxy Statement, except for the parts therein which have been specifically incorporated by reference, shall not be deemed "filed" for the purposes of this Report on Form 10-K.

KULICKE AND SOFFA INDUSTRIES. INC.
2012 Annual Report on Form 10-K
Table of Contents

PART I

Forward-Looking Statements

In addition to historical information, this filing contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor provisions created by statute. Such forward-looking statements include, but are not limited to, our future revenue, sustained, increasing, continuing or strengthening demand for our products, the continuing transition from gold to copper wire bonding, replacement demand, our research and development efforts, our ability to identify and realize new growth opportunities, our ability to control costs and our operational flexibility as a result of (among other factors):

- *projected growth rates in the overall semiconductor industry, the semiconductor assembly equipment market, and the market for semiconductor packaging materials; and*
- *projected demand for ball, wedge and die bonder equipment and for expendable tools.*

Generally, words such as "may," "will," "should," "could," "anticipate," "expect," "intend," "estimate," "plan," "continue," "goal" and "believe," or the negative of or other variations on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this filing. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are based on current expectations and involve risks and uncertainties. Our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described below and under the heading "Risk Factors" within this Annual Report on Form 10-K for the fiscal year ended September 29, 2012 and our other reports and registration statements filed from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes included in this report, as well as our audited financial statements included in this Annual Report.

We operate in a rapidly changing and competitive environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, which speak only as of the date on which they were made. Except as required by law, we assume no obligation to update or revise any forward-looking statement to reflect actual results or changes in, or additions to, the factors affecting such forward-looking statements. Given those risks and uncertainties, investors should not place undue reliance on forward-looking statements as predictions of actual results.

Item 1. BUSINESS

Kulicke and Soffa Industries, Inc. (the "Company" or "K&S") designs, manufactures and sells capital equipment and expendable tools used to assemble semiconductor devices, including integrated circuits ("IC"), high and low powered discrete devices, light-emitting diodes ("LEDs"), and power modules. We also service, maintain, repair and upgrade our equipment. Our customers primarily consist of semiconductor device manufacturers, outsourced semiconductor assembly and test providers ("OSATs"), other electronics manufacturers and automotive electronics suppliers.

We operate two main business segments, Equipment and Expendable Tools. Our goal is to be the technology leader and the most competitive supplier in terms of cost and performance in each of our major product lines. Accordingly, we invest in research and engineering projects intended to enhance our position at the leading edge of semiconductor assembly technology. We also remain focused on our cost structure, through consolidating operations in Asia. Cost reduction efforts are an important part of our normal ongoing operations, and are expected to generate savings without compromising overall product quality and service levels.

K&S was incorporated in Pennsylvania in 1956. Our principal offices are located at 6 Serangoon North Avenue 5, #03-16, Singapore 554910 and our telephone number in the United States is (215) 784-7518. We maintain a website with the address www.kns.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing. We make available free of charge (other than an investor's own Internet access charges) on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after the material is electronically filed with or otherwise furnished to the Securities and Exchange Commission ("SEC"). Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are also available on the SEC website at www.sec.gov and at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330.

Our year end for fiscal 2012, 2011 and 2010 was September 29, 2012, October 1, 2011, and October 2, 2010, respectively.

Business Environment

The semiconductor business environment is highly volatile, driven by internal dynamics, both cyclical and seasonal, in addition to macroeconomic forces. Over the long term, semiconductor consumption has historically grown, and is forecast to continue to grow. This growth is driven, in part, by regular advances in device performance and by price declines that result from improvements in manufacturing technology. In order to exploit these trends, semiconductor manufacturers, both integrated device manufacturers ("IDMs") and OSATs, periodically invest aggressively in latest generation capital equipment. This buying pattern often leads to periods of excess supply and reduced capital spending - the so called semiconductor cycle. Within this broad semiconductor cycle there are also, generally weaker, seasonal effects that are specifically tied to annual, end-consumer purchasing patterns. Typically, semiconductor manufacturers prepare for heightened demand by adding or replacing equipment capacity by the end of the September quarter. Occasionally this results in subsequent reductions in the December quarter. This annual seasonality can occasionally be overshadowed by effects of the broader semiconductor cycle. Macroeconomic factors also affect the industry, primarily through their effect on business and consumer demand for electronic devices, as well as other products that have significant electronic content such as automobiles, white goods, and telecommunication equipment.

Our Equipment segment is primarily affected by the industry's internal cyclical and seasonal dynamics, in addition to broader macroeconomic factors that positively and negatively affect our financial performance. The sales mix of IDM and OSAT customers in any period also impacts financial performance, as this mix can affect our products' average selling prices and gross margins due to differences in volume purchases and machine configurations required by each customer type.

Our Expendable Tools segment is less volatile than our Equipment segment. Expendable Tools sales are more directly tied to semiconductor unit consumption rather than capacity requirements and production capability improvements.

We continue to position our business to leverage our research and development leadership and innovation and to focus our efforts on mitigating volatility, improving profitability and ensuring longer-term growth. We remain focused on operational excellence, expanding our product offerings and managing our business efficiently throughout the business cycles. The current economic environment is uncertain and we may experience typical industry seasonality during the first quarter of fiscal 2013. Our visibility into future demand is generally limited and forecasting is difficult.

To limit potential adverse cyclical, seasonal and macroeconomic effects on our financial position, we have de-leveraged and strengthened our balance sheet. In fiscal 2012, we fully repaid our 0.875% Convertible Subordinated Notes ("Notes") at maturity on June 1, 2012, in cash. As of September 29, 2012, our total cash, cash equivalents and investments was $440.2 million, a $55.7 million increase after settling the Notes of $110.0 million from the prior fiscal year end. We believe this strong cash position will allow us to continue to invest in product development and improve our production capability throughout the semiconductor cycle.

Technology Leadership

We compete largely by offering our customers among the most advanced equipment and expendable tools available for the wire, wedge and die bonding processes. Our equipment is the most productive and has the highest levels of process capability, and as a result, has a lower cost of ownership compared to other equipment in its market. Our expendable tools are designed to optimize the performance of the equipment in which they are used. We believe our technology leadership contributes to the leading market share positions of our various wire bonder and expendable tools products. To maintain our competitive advantage, we invest in product development activities designed to produce a stream of improvements to existing products and to deliver next-generation products. These investments often focus as much on improvements in the semiconductor assembly process as on specific pieces of assembly equipment or expendable tools. In order to generate these improvements, we often work in close collaboration with customers, end users, and other industry members. In addition to producing technical advances, these collaborative development efforts strengthen customer relationships and enhance our reputation as a technology leader and solutions provider.

In addition to gold and aluminum wire, our leadership in the industry's use of copper wire for the bonding process is an example of the benefits of our collaborative efforts. By working with customers, material suppliers, and other equipment suppliers, we have developed a series of robust, high-yielding production processes that have made copper wire commercially viable, significantly reducing the cost of assembling an integrated circuit. During fiscal 2010, many of our customers began converting their bonding wire from gold to copper wire, and we believe the conversion was accelerated by fabless companies in the consumer segment. Gradually, the level of confidence and the reliability of data collected have enabled a larger segment of the customer base to increase copper capabilities. Since this initial conversion, a significant portion of our wire bonder sales are copper capable bonders. We expect this conversion process to continue throughout the industry for the next several years. This could potentially drive a significant wire bonder replacement cycle, as we believe much of the industries' installed base is not currently suitable for copper bonding. Based on our industry leading copper bonding processes and the continued high price of gold, we believe the total available market for copper configured wire bonders is likely to continue demonstrating solid growth.

Our leadership has allowed us to maintain a competitive position in the latest generations of gold and copper ball bonders, which enable our customers to handle the leading technologies in terms of pitch, silicon with the latest node and complex wire bonding requirement. We continue to see demand for our large bondable area ("LA") configured machines. This LA option is now available on all of our *Power Series* ("*PS*") models and allows our customers to gain added efficiencies and to reduce the cost of packaging.

We also leverage the technology leadership of our equipment by optimizing our bonder platforms, and we deliver variants of our products to serve emerging high-growth markets. For example, we have developed extensions of our main ball bonding platforms to address opportunities in LED assembly. In the last few years, the LED backlights for flat-screen displays have been the main driver of the LED market where we have successfully competed in LED assembly equipment. We expect the next wave of growth in the LED market to be high brightness LED for general lighting, and we believe we are well positioned for this trend.

Furthermore, we gain synergies by leveraging technologies between our unique platforms. Our leading technology for wedge bonder equipment uses aluminum ribbon or heavy wire as opposed to fine gold and fine copper wire used in ball bonders. In addition, we are currently developing the next generation platform for our power semiconductor wedge bonder. We intend to initiate design of our next power module wedge bonder. In both cases, we are making a conscious effort to develop commonality of subsystems and design practices, in order to improve performance and design efficiencies. We believe this will benefit us in maintaining our leadership position in the wedge bonding market and increase synergies between the various engineering product groups. Furthermore, we continually research adjacent market segments where our technologies could be used. As an example, we are reviewing the use of wedge bonding in the fabrication of solar panels. Many of these initiatives are in the early stages of development and may become business opportunities in the future.

Another example of our developing equipment for high-growth niche markets is our ATPremier. This machine utilizes a modified wire bonding process to mechanically place bumps on devices in a wafer format, for variants of the flip chip assembly process. Typical applications include complementary metal-oxide semiconductor ("CMOS") image sensors, surface acoustical wave ("SAW") filters and high brightness LEDs. These applications are commonly used in most, if not all, smartphones available today in the market. We also expanded the use of

ATPremier for wafer level wire bonding for Micro-Electro-Mechanical Systems ("MEMS") and other sensors.

Our focus on technology leadership also extends to die bonding. The best-in-class throughput and accuracy of our iStack^{ps} die bonder forms the foundation for our advanced packaging development.

We bring the same technology focus to our expendable tools business, driving tool design and manufacturing technology to optimize the performance and process capability of the equipment in which our tools are used. For all our equipment products, expendable tools are an integral part of their process capability. We believe our unique ability to simultaneously develop both equipment and tools is a core strength supporting our products' technological differentiation.

Products and Services

The Company operates two segments: Equipment and Expendable Tools. The following table reflects net revenue by business segment for fiscal 2012, 2011, and 2010:

	Fiscal					
(dollar amounts in thousands)	2012 net revenue	% of net revenue	2011 net revenue	% of net revenue	2010 net revenue	% of net revenue
Equipment	$ 727,082	91.9%	$ 759,331	91.4%	$ 691,988	90.7%
Expendable Tools	63,941	8.1%	71,070	8.6%	70,796	9.3%
Total	$ 791,023	100.0%	$ 830,401	100.0%	$ 762,784	100.0%

See Note 10 to our Consolidated Financial Statements included in Item 8 of this report for our financial results by business segment.

Equipment Segment

We manufacture and sell a line of ball bonders, heavy wire wedge bonders, wafer level bonders, and die bonders that are sold to semiconductor device manufacturers, OSATs, other electronics manufacturers and automotive electronics suppliers. Ball bonders are used to connect very fine wires, typically made of gold or copper, between the bond pads of the semiconductor device, or die, and the leads on its package. Wedge bonders use either aluminum wire or ribbon to perform the same function in packages that cannot use gold or copper wire because of either high electrical current requirements or other package reliability issues. Wafer level bonders mechanically apply bumps to die, typically while still in the wafer format, for some variants of the flip chip assembly process. Die bonders are used to attach a die to the substrate or lead frame which will house the semiconductor device. We believe our equipment offers competitive advantages by providing customers with high productivity/throughput, superior package quality/process control, and as a result, a lower cost of ownership.

Our principal Equipment segment products include:

Business Unit	Product Name (1)	Typical Served Market
Ball bonders	IConn^{PS}	Advanced and ultra fine pitch applications
	IConn^{PS} ProCu	High-end copper wire applications demanding advanced process capability and high productivity
	IConn^{PS} ProCu LA	Large area substrate and matrix applications for copper wire
	IConn^{PS} LA	Large area substrate and matrix applications
	ConnX^{PS}	Cost performance, low pin count applications
	ConnX^{PS} *Plus*	Second generation cost performance, low pin count applications
	ConnX^{PS} LED	LED applications
	ConnX^{PS} VLED	Vertical LED applications
	ConnX^{PS} LA	Cost performance large area substrate and matrix applications
	ATPremier	Wafer level bonding applications
	ATPremier *Plus*	Advanced wafer level bonding applications
Wedge bonders	3600Plus	Power hybrid and automotive modules using either heavy aluminum wire or PowerRibbon®
	3700Plus	Hybrid and automotive modules using thin aluminum wire
	7200Plus	Power semiconductors using either aluminum wire or PowerRibbon®
	7200HD	Smaller power packages using either aluminum wire or PowerRibbon®
	7600HD	Power semiconductors including smaller power packages using either aluminum wire or PowerRibbon®
Die bonder	iStack^{PS}	Advanced stacked die and ball grid array applications

(1) Power Series ("*PS*")

Ball Bonders

Automatic ball bonders represent the largest portion of our semiconductor equipment business. Our main product platform for ball bonding is the Power Series ("*PS*") — a family of assembly equipment that is setting new standards for performance, productivity, upgradeability, and ease of use. Our Power Series consists of our IConn^{PS} high-performance ball bonders, and our ConnX^{PS} cost-performance ball bonders, both of which can be configured for either gold or copper wire. In addition, targeted specifically at the fast growing LED market, the Power Series includes our ConnX^{PS} LED and our ConnX^{PS} VLED. Targeted for large bondable area applications, the Power Series includes our IConn^{PS} LA and ConnX^{PS} LA. In November 2010 and January 2011, we introduced the IConn^{PS} ProCu, IConn^{PS} ProCu LA, respectively, which offer a significant new level of capability for customers transitioning from gold to copper wire bonding. In March 2012, we introduced ConnX^{PS} *Plus* next-generation cost-performance ball bonders.

Our Power Series products have advanced industry performance standards. Our ball bonders are capable of performing very fine pitch bonding, as well as creating the sophisticated wire loop shapes needed in the assembly of advanced semiconductor packages. Our ball bonders can also be converted for use to copper applications through kits we sell separately, a capability that is increasingly important as bonding with copper continues to grow as an alternative to gold.

Our ATPremier machine utilizes a modified wire bonding process to mechanically place bumps on devices while still in a wafer format for variants of the flip chip assembly process. Typical applications include CMOS image sensors, SAW filters, MEMS and high brightness LEDs. These applications are commonly used in most, if not all, smartphones available today in the market. In September 2012, we introduced ATPremier *Plus*, which offers advanced stud bumping capability for low temperature gold bumping.

Heavy Wire Wedge Bonders

We are the leaders in the design and manufacture of heavy wire wedge bonders for the power semiconductor and automotive power module markets. Wedge bonders may use either aluminum wire or aluminum ribbon to connect semiconductor chips in power packages, power hybrids and automotive modules for products such as motor control modules or inverters for hybrid cars. In addition, we see some potential use for our wedge bonder products in select solar applications.

Our portfolio of wedge bonding products includes:

- The 3600Plus: high speed, high accuracy wire bonders designed for power modules, automotive packages and other heavy wire multi-chip module applications.
- The 3700Plus: wire bonders designed for hybrid and automotive modules using thin aluminum wire.
- The 7200Plus: dual head wedge bonder designed specifically for power semiconductor applications.
- The 7200HD: wedge bonder designed for smaller power packages using either aluminum wire or ribbon.
- The 7600HD: wedge bonder targeted for small power packages.

While wedge bonding traditionally utilizes aluminum wire, all of our heavy wire wedge bonders are also available to be modified to bond aluminum ribbon using our proprietary PowerRibbon® process. Aluminum ribbon offers device makers performance advantages over traditional round wire and is being increasingly used for high current packages and automotive applications.

Die Bonders

Our die bonder, the iStack^{PS}, focuses on stacked die applications for both memory and subcontract assembly customers. iStack^{PS} is targeted at stacked die and high-end ball grid array ("BGA") applications. In addition, iStack^{PS} has demonstrated superior accuracy and process control.

Other Equipment Products and Services

We also sell manual wire bonders, and we offer spare parts, equipment repair, training services, and upgrades for our equipment through our Support Services business unit. In September 2012, we introduced a next-generation manual wire bonder series for use with gold, copper or aluminum wire.

Expendable Tools Segment

We manufacture and sell a variety of expendable tools for a broad range of semiconductor packaging applications. Our principal Expendable Tools segment products include:

- Capillaries: expendable tools used in ball bonders. Made of ceramic and other elements, a capillary guides the wire during the ball bonding process. Its features help control the bonding process. We design and build capillaries suitable for a broad range of applications, including for use on our competitors' equipment. In addition to capillaries used for gold wire bonding, we have developed capillaries for use with copper wire to achieve optimal performance in copper wire bonding.
- Bonding wedges: expendable tools used in wedge bonders. Like capillaries, their specific features are tailored to specific applications. We design and build bonding wedges for use both in our own equipment and in our competitors' equipment.
- Saw blades: expendable tools used by semiconductor manufacturers to cut silicon wafers into individual semiconductor die and to cut semiconductor devices that have been molded in a matrix configuration into individual units.

Customers

Our major customers include IDMs and OSATs, industrial manufacturers and automotive electronics suppliers. Revenue from our customers may vary significantly from year-to-year based on their respective capital investments, operating expense budgets, and overall industry trends.

The following table reflects our top ten customers, based on net revenue, for each of the last three fiscal years:

Fiscal 2012	Fiscal 2011***	Fiscal 2010
1. Advance Semiconductor Engineering *	1. Advance Semiconductor Engineering *	1. Advance Semiconductor Engineering *
2. Siliconware Precision Industries, Ltd. *	2. Siliconware Precision Industries, Ltd.	2. Siliconware Precision Industries, Ltd. *
3. Haoseng Industrial Co., Ltd. **	3. STATS ChipPAC Ltd	3. Haoseng Industrial Co., Ltd. **
4. Rohm Intergrated Systems	4. First Technology China, Ltd. **	4. Amkor Technology, Inc.
5. Amkor Technology Inc.	5. Haoseng Industrial Co., Ltd. **	5. Texas Instruments, Inc.
6. STATS ChipPAC Ltd	6. Samsung	6. United Test And Assembly Center
7. LG Innotek Co. Ltd.	7. ST Microelectronics	7. First Technology China, Ltd. **
8. First Technology China, Ltd. **	8. Amkor Technology Inc.	8. ST Microelectronics
9. Super Power International Ltd **	9. Rohm Intergrated Systems	9. HANA Micron
10. ST Microelectronics	10. Super Power International Ltd **	10. Renesas Semiconductor

* Represents more than 10% of our net revenue for the applicable fiscal year.
** Distributor of our products.
***Updated for finalized data for fiscal 2011.

Approximately 98.3%, 97.8%, and 98.6% of our net revenue for fiscal 2012, 2011, and 2010, respectively, were for shipments to customer locations outside of the U.S., primarily in the Asia/Pacific region, and we expect sales outside of the U.S. to continue to represent a substantial majority of our future net revenue.

See Note 10 to our Consolidated Financial Statements included in Item 8 of this report for sales to customers by geographic location.

Sales and Customer Support

We believe long-term customer relationships are critical to our success, and comprehensive sales and customer support are an important means of establishing those relationships. To maintain these relationships, we utilize multiple distribution channels using either our own employees, manufacturers' representatives, distributors, or a combination of the three, depending on the product, region, or end-use application. In all cases, our goal is to position our sales and customer support resources near our customers' facilities so as to provide support for customers in their own language and consistent with local customs. Our sales and customer support resources are located primarily in Singapore, Taiwan, China, Korea, Malaysia, the Philippines, Japan, Thailand, the U.S., and Germany. Supporting these local resources, we have technology centers offering additional process expertise in Singapore, China, Israel, and the U.S.

By establishing relationships with semiconductor manufacturers, OSATs, and vertically integrated manufacturers of electronic systems, we gain insight into our customers' future semiconductor packaging strategies. These insights assist us in our efforts to develop products and processes that address our customers' future assembly requirements.

Backlog

Our backlog consists of customer orders scheduled for shipment within the next twelve months. A majority of our orders are subject to cancellation or deferral by our customers with limited or no penalties. Also, customer demand for our products can vary dramatically without prior notice. Because of the volatility of customer demand, possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of any particular date may not be indicative of net revenue for any succeeding period.

The following table reflects our backlog as of September 29, 2012 and October 1, 2011:

	As of	
(in thousands)	September 29, 2012	October 1, 2011
Backlog	$ 90,000	$ 103,000

Manufacturing

We believe excellence in manufacturing can create a competitive advantage, both by producing at lower costs and by providing superior responsiveness to changes in customer demand. To achieve these goals, we manage our manufacturing operations through a single organization and believe that fewer, larger factories allow us to capture economies of scale and generate cost savings through lower manufacturing costs.

Equipment

Our equipment manufacturing activities consist mainly of integrating outsourced parts and subassemblies and testing finished products to customer specifications. While we largely utilize an outsource model, allowing us to minimize our fixed costs and capital expenditures, for certain low-volume, high customization parts, we manufacture subassemblies ourselves. Just-in-time inventory management has reduced our manufacturing cycle times and lowered our on-hand inventory requirements. Raw materials used in our equipment manufacturing are generally available from multiple sources; however, many outsourced parts and components are only available from a single or limited number of sources.

Our ball bonder, wedge bonder and die bonder manufacturing and assembly is performed at our facility in Singapore. In addition, we operate a subassembly manufacturing and supply management facility in Malaysia. During fiscal 2011, we completed the transition of our wedge bonder manufacturing from Irvine, California to Asia.

We have ISO 9001 and ISO 14001 certifications for our equipment manufacturing facilities in Singapore, and our subassembly manufacturing facility in Malaysia.

Expendable Tools

We manufacture saw blades, capillaries and a portion of our bonding wedge inventory at our facility in Suzhou, China. The capillaries are made using blanks produced at our facility in Yokneam, Israel. We both produce and outsource the production of our bonding wedges. Both the Suzhou and Yokneam facilities are ISO 9001 certified. The Suzhou facility is also ISO 14001 and ISO 18001 certified.

Research and Product Development

Many of our customers generate technology roadmaps describing their projected packaging technology requirements. Our research and product development activities are focused on delivering robust production solutions to those projected requirements. We accomplish this by regularly introducing improved versions of existing products or by developing next-generation products. We follow this product development methodology in all our major product lines. Research and development expense was $63.4 million, $65.1 million, and $56.7 million during fiscal 2012, 2011, and 2010, respectively.

Intellectual Property

Where circumstances warrant, we apply for patents on inventions governing new products and processes developed as part of our ongoing research, engineering, and manufacturing activities. We currently hold a number of U.S. patents, many of which have foreign counterparts. We believe the duration of our patents often exceeds the life cycles of the technologies disclosed and claimed in the patents. Additionally, we believe much of our important technology resides in our trade secrets and proprietary software.

Competition

The market for semiconductor equipment and packaging materials products is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, speed/throughput, production yield, process control, delivery time and customer support, each of which contribute to lower the overall cost per package being manufactured. Our major equipment competitors include:

- Ball bonders: ASM Pacific Technology and Shinkawa
- Wedge bonders: ASM Pacific Technology, Cho-Onpa, F&K Delvotec, and Hesse & Knipps
- Die bonders: ASM Pacific Technology, BE Semiconductor Industries N.V., Canon, Hitachi, and Shinkawa

Significant competitive factors in the semiconductor packaging materials industry include performance, price, delivery, product life, and quality. Our significant expendable tools competitors include:

- Capillaries: PECO, Small Precision Tools, Inc., and Coorstek (formerly Gaiser)
- Saw blades: Disco Corporation
- Bonding wedges: Small Precision Tools, Inc.

In each of the markets we serve, we face competition and the threat of competition from established competitors and potential new entrants, some of which may have greater financial, engineering, manufacturing, and marketing resources.

Environmental Matters

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous materials and the health and safety of our employees. In addition, we are subject to environmental laws which may require investigation and cleanup of any contamination at facilities we own or operate or at third-party waste disposal sites we use or have used.

We have incurred in the past, and expect in the future to incur costs to comply with environmental laws. We are not, however, currently aware of any material costs or liabilities relating to environmental matters, including any claims or actions under environmental laws or obligations to perform any cleanups at any of our facilities or any third-party waste disposal sites, that we expect to have a material adverse effect on our business, financial condition or operating results. However, it is possible that material environmental costs or liabilities may arise in the future.

Employees

As of September 29, 2012, we had approximately 2,270 regular full-time employees and 666 temporary workers worldwide.

Item 1A. RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our operating results and financial condition are adversely impacted by volatile worldwide economic conditions.

Though the semiconductor industry's cycle can be independent of the general economy, global economic conditions may have direct impact on demand for semiconductor units and ultimately demand for semiconductor capital equipment and expendable tools. Accordingly, our business and financial performance is impacted, both positively and negatively, by fluctuations in the macroeconomic environment. Our visibility into future demand is generally limited and forecasting is difficult. There can be no assurances regarding levels of demand for our products and we believe historic industry-wide volatility will persist.

Erratic corporate spending due to uncertainties in the macroeconomic environment could adversely affect our net revenue and profitability.

We depend upon demand from our customers including IDMs and OSATs, industrial manufacturers and automotive electronics suppliers. Our net revenue and profitability is based upon corporate spending. Reductions or other fluctuations in corporate spending as a result of uncertain conditions in the macroeconomic environment, such as government economic or fiscal instability, restricted global credit conditions, reduced demand, unbalanced inventory levels, fluctuations in interest rates, higher energy prices, or other conditions, could adversely affect our net revenue and profitability. The impact of general economic slowdowns could make our customers cautious and delay orders until the current economic environment becomes clearer.

The semiconductor industry is volatile with sharp periodic downturns and slowdowns. Cyclical industry downturns are made worse by volatile global economic conditions.

Our operating results are significantly affected by the capital expenditures of semiconductor manufacturers, both IDMs and OSATs. Expenditures by our customers depend on the current and anticipated market demand for semiconductors and products that use semiconductors, including personal computers, telecommunications equipment, consumer electronics and automotive goods. Significant downturns in the market for semiconductor devices or in general economic conditions reduce demand for our products and can materially and adversely affect our business, financial condition and operating results.

The semiconductor industry is volatile, with periods of rapid growth followed by industry-wide retrenchment. These periodic downturns and slowdowns have adversely affected our business, financial condition and operating results. Downturns have been characterized by, among other things, diminished product demand, excess production capacity, and accelerated erosion of selling prices. Historically these downturns have severely and negatively affected the industry's demand for capital equipment, including assembly equipment and, to a lesser extent, expendable tools. There can be no assurances regarding levels of demand for our products. In any case, we believe the historical volatility of our business, both upward and downward, will persist.

We may experience increasing price pressure.

Typically our average selling prices have declined over time. We seek to offset this decline by continually reducing our cost structure by consolidating operations in lower cost areas, reducing other operating costs, and by pursuing product strategies focused on product performance and customer service. These efforts may not be able to fully offset price declines; therefore, our financial condition and operating results may be materially and adversely affected.

Our quarterly operating results fluctuate significantly and may continue to do so in the future.

In the past, our quarterly operating results have fluctuated significantly. We expect quarterly results will continue to fluctuate. Although these fluctuations are partly due to the cyclical and volatile nature of the semiconductor industry, they also reflect other factors, many of which are outside of our control.

Some of the factors that may cause our net revenue and operating margins to fluctuate significantly from period to period are:

- market downturns;
- industry inventory level;
- the mix of products we sell because, for example:
  - certain lines of equipment within our business segments are more profitable than others; and
  - some sales arrangements have higher gross margins than others;
- cancelled or deferred orders;
- seasonality;
- competitive pricing pressures may force us to reduce prices
- higher than anticipated costs of development or production of new equipment models;
- the availability and cost of the components for our products;

- delays in the development and manufacture of our new products and upgraded versions of our products and market acceptance of these products when introduced;
- customers' delay in purchasing our products due to anticipation that we or our competitors may introduce new or upgraded products; and
- our competitors' introduction of new products.

Many of our expenses, such as research and development, selling, general and administrative expenses, and interest expense, do not vary directly with our net revenue. Our research and development efforts include long-term projects lasting a year or more, which require significant investments. In order to realize the benefits of these projects, we believe that we must continue to fund them during periods when our revenue has declined. As a result, a decline in our net revenue would adversely affect our operating results as we continue to make these expenditures. In addition, if we were to incur additional expenses in a quarter in which we did not experience comparable increased net revenue, our operating results would decline. In a downturn, we may have excess inventory, which could be written off. Some of the other factors that may cause our expenses to fluctuate from period-to-period include:

- timing and extent of our research and development efforts;
- severance, restructuring, and other costs of relocating facilities;
- inventory write-offs due to obsolescence; and
- an increase in the cost of labor or materials.

Because our net revenue and operating results are volatile and difficult to predict, we believe consecutive period-to-period comparisons of our operating results may not be a good indication of our future performance.

We may not be able to rapidly develop, manufacture and gain market acceptance of new and enhanced products required to maintain or expand our business.

We believe our continued success depends on our ability to continuously develop and manufacture new products and product enhancements on a timely and cost-effective basis. We must introduce these products and product enhancements into the market in a timely manner in response to customers' demands for higher performance assembly equipment and leading-edge materials customized to address rapid technological advances in integrated circuits, and capital equipment designs. Our competitors may develop new products or enhancements to their products that offer improved performance and features, or lower prices which may render our products less competitive. The development and commercialization of new products requires significant capital expenditures over an extended period of time, and some products we seek to develop may never become profitable. In addition, we may not be able to develop and introduce products incorporating new technologies in a timely manner that will satisfy our customers' future needs or achieve market acceptance.

Substantially all of our sales and manufacturing operations are located outside of the U.S., and we rely on independent foreign distribution channels for certain product lines; all of which subject us to risks, including risks from changes in trade regulations, currency fluctuations, political instability and war.

Approximately 98.3%, 97.8%, and 98.6% of our net revenue for fiscal 2012, 2011, and 2010, respectively, were for shipments to customers located outside of the U.S., primarily in the Asia/Pacific region. Our future performance will depend on our ability to continue to compete in foreign markets, particularly in the Asia/Pacific region. Some of these economies have been highly volatile, resulting in significant fluctuation in local currencies, and political and economic instability. These conditions may continue or worsen, which may materially and adversely affect our business, financial condition and operating results.

We also rely on non-U.S. suppliers for materials and components used in our products, and substantially all of our manufacturing operations are located in countries other than the U.S. We manufacture our ball, wedge and die bonders in Singapore, our saw blades, capillaries and bonding wedges in China, certain bonder subassemblies in Malaysia and capillary blanks in Israel. In addition, our corporate headquarters is in Singapore and we have sales, service and support personnel in China, Israel, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, the U.S. and Germany. We also rely on independent foreign distribution channels for certain of our product lines. As a result, a major portion of our business is subject to the risks associated with international, and particularly Asia/Pacific, commerce, such as:

- risks of war and civil disturbances or other events that may limit or disrupt manufacturing and markets;
- seizure of our foreign assets, including cash;
- longer payment cycles in foreign markets;
- foreign exchange restrictions and capital controls;
- restrictions on the repatriation of our assets, including cash;
- significant foreign and U.S. taxes on repatriated cash;
- difficulties of staffing and managing dispersed international operations;
- possible disagreements with tax authorities;
- episodic events outside our control such as, for example, outbreaks of influenza;
- natural disasters such as earthquakes, fires or floods;
- tariff and currency fluctuations;
- changing political conditions;
- labor work stoppages and strikes in our factories or the factories of our suppliers;
- foreign governments' monetary policies and regulatory requirements;
- less protective foreign intellectual property laws; and
- legal systems which are less developed and may be less predictable than those in the U.S.

In addition, there is a potential risk of conflict and instability in the relationship between Taiwan and China. Conflict or instability could disrupt the operations of our customers and/or suppliers in both Taiwan and China. Additionally, our manufacturing operations in China could be disrupted by any conflict.

Our international operations also depend upon favorable trade relations between the U.S. and those foreign countries in which our customers, subcontractors and materials suppliers have operations. A protectionist trade environment in either the U.S. or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because most of our foreign sales are denominated in U.S. dollars, an increase in value of the U.S. dollar against foreign currencies will make our products more expensive than those offered by some of our foreign competitors. In addition, a weakening of the U.S. dollar against foreign currencies could make our costs in non-U.S. locations more expensive to fund. Our ability to compete overseas may be materially and adversely affected by a strengthening of the U.S. dollar against foreign currencies.

Because nearly all of our business is conducted outside the U.S., we face exposure to adverse movements in foreign currency exchange rates which could have a material adverse impact on our financial results and cash flows. Historically, our primary exposures have related to net working capital exposures denominated in currencies other than the foreign subsidiaries' functional currency, and remeasurement of our foreign subsidiaries' net monetary assets from the subsidiaries' local currency into the subsidiaries' functional currency. In general, an increase in the value of the U.S. dollar could require certain of our foreign subsidiaries to record translation and remeasurement gains. Conversely, a decrease in the value of the U.S. dollar could require certain of our foreign subsidiaries to record losses on translation and remeasurement. An increase in the value of the U.S. dollar could increase the cost to our customers of our products in those markets outside the U.S. where we sell in U.S. dollars, and a weakened U.S. dollar could increase the cost of local operating expenses and procurement of raw materials, both of which could have an adverse effect on our cash flows. Our primary exposures include the Singapore Dollar, Chinese Yuan, Japanese Yen, Malaysian Ringgit, Swiss Franc, Philippine Peso, Taiwan Dollar, South Korean Won, Israeli Shekel and Euro. Our board of directors has granted management with limited authority to enter into foreign exchange forward contracts and other instruments designed to minimize the short term impact currency fluctuations have on our business. We have not entered into foreign exchange forward contracts but may enter into foreign exchange forward contracts or other instruments in the future. Our attempts to hedge against these risks may not be successful and may result in a material adverse impact on our financial results and cash flows.

We may not be able to consolidate manufacturing and other facilities without incurring unanticipated costs and disruptions to our business.

As part of our ongoing efforts to reduce our cost structure, we have migrated manufacturing and other facilities to Asia. Because of unanticipated events, including the actions of governments, suppliers, employees or customers, we may not realize the synergies, cost reductions and other benefits of any consolidation to the extent we currently expect.

Our business depends on attracting and retaining management, marketing and technical employees as well as on the succession of senior management.

Our future success depends on our ability to hire and retain qualified management, marketing, finance, accounting and technical employees, including senior management, primarily in Asia. A number of our senior management and finance and accounting positions have been transitioned to Singapore. If we are unable to continue to attract and retain the managerial, marketing, finance, accounting and technical personnel we require, and if we are unable to effectively provide for the succession of senior management, our business, financial condition and operating results may be materially and adversely affected.

Difficulties in forecasting demand for our product lines may lead to periodic inventory shortages or excesses.

We typically operate our business with limited visibility of future demand. As a result, we sometimes experience inventory shortages or excesses. We generally order supplies and otherwise plan our production based on internal forecasts for demand. We have in the past failed, and may again in the future fail, to accurately forecast demand for our products. This has led to, and may in the future lead to, delays in product shipments or, alternatively, an increased risk of inventory obsolescence. If we fail to accurately forecast demand for our products, our business, financial condition and operating results may be materially and adversely affected.

Alternative packaging technologies may render some of our products obsolete.

Alternative packaging technologies have emerged that may improve device performance or reduce the size of an integrated circuit ("IC") package, as compared to traditional wire bonding. These technologies include flip chip and wafer level packaging. Some of these alternative technologies eliminate the need for wires to establish the electrical connection between a die and its package. The semiconductor industry may, in the future, shift a significant part of its volume into alternative packaging technologies, such as those discussed above, which do not employ our products. If a significant shift to alternative packaging technologies were to occur, demand for our equipment and related packaging materials may be materially and adversely affected.

Because a small number of customers account for most of our sales, our net revenue could decline if we lose a significant customer.

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems purchasing a substantial portion of our semiconductor assembly equipment and packaging materials. Sales to a relatively small number of customers account for a significant percentage of our net revenue. Sales to our largest customers, defined as more than 10% of our net revenue, was 37.3%, 21.8%, and 33.3%, for fiscal 2012, 2011, and 2010, respectively.

We expect a small number of customers will continue to account for a high percentage of our net revenue for the foreseeable future. Thus, our business success depends on our ability to maintain strong relationships with our customers. Any one of a number of factors could adversely affect these relationships. If, for example, during periods of escalating demand for our equipment, we were unable to add inventory and production capacity quickly enough to meet the needs of our customers, they may turn to other suppliers making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet production or delivery schedules, particularly during a period of escalating demand, our relationships with our key customers could be adversely affected. If we lose orders from a significant customer, or if a significant customer reduces its orders substantially, these losses or reductions may materially and adversely affect our business, financial condition and operating results.

We maintain a backlog of customer orders that is subject to cancellation, reduction or delay in delivery schedules, which may result in lower than expected revenues.

We manufacture products primarily pursuant to purchase orders for current delivery or to forecast, rather than pursuant to long–term supply contracts. The semiconductor industry is occasionally subject to double booking and rapid changes in customer outlooks or unexpected build ups of inventory in the supply channel as a result of shifts in end market demand and macro-economic conditions. Accordingly, many of these purchase orders or forecasts may be revised or canceled without penalty. As a result, we must commit resources to the manufacture of products without binding purchase commitments from customers. Even in cases where our standard terms and conditions of sale or other contractual arrangements do not permit a customer to cancel an order without penalty, we may from time to time accept cancellations to maintain customer relationships or because of industry practice, custom or other factors. Our inability to sell products after we devote significant resources to them could have a material adverse effect on both our levels of inventory and revenues. While we currently believe our inventory levels are appropriate for the current economic environment, continued global economic uncertainty may result in lower than expected demand.

Undetected problems in our products could directly impair our financial results.

If flaws in design, production, assembly or testing of our products (by us or our suppliers) were to occur, we could experience a rate of failure in our products that would result in substantial repair, replacement or service costs and potential damage to our reputation. Continued improvement in manufacturing capabilities, control of material and manufacturing quality and costs and product testing are critical factors in our future growth. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate tests and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations or financial condition.

Costs related to product defect and errata may harm our results of operations and business.

Costs of product defects and errata (deviations from product specifications) due to, for example, problems in our design and manufacturing processes, could include:

- writing off the value of inventory;
- disposing of products that cannot be fixed;
- retrofitting products that have been shipped;
- providing product replacements or modifications; and
- defending against litigation.

These costs could be large and may increase expenses and lower gross margin. Our reputation with customers or end users could be damaged as a result of product defects and errata, and product demand could be reduced. These factors could harm our business and financial results.

We depend on a small number of suppliers for raw materials, components and subassemblies. If our suppliers do not deliver their products to us, we would be unable to deliver our products to our customers.

Our products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and subassemblies and we rely on sole source suppliers for many components and raw materials. As a result, we are exposed to a number of significant risks, including:

- decreased control over the manufacturing process for components and subassemblies;
- changes in our manufacturing processes, in response to changes in the market, which may delay our shipments;
- our inadvertent use of defective or contaminated raw materials;

- the relatively small operations and limited manufacturing resources of some of our suppliers, which may limit their ability to manufacture and sell subassemblies, components or parts in the volumes we require and at acceptable quality levels and prices;
- the inability of suppliers to meet customer demand requirements during volatile cycles;
- the reliability or quality issues with certain key subassemblies provided by single source suppliers as to which we may not have any short term alternative;
- shortages caused by disruptions at our suppliers and subcontractors for a variety of reasons, including work stoppage or fire, earthquake, flooding or other natural disasters;
- delays in the delivery of raw materials or subassemblies, which, in turn, may delay shipments to our customers;
- loss of suppliers as a result of consolidation of suppliers in the industry; and
- loss of suppliers because of their bankruptcy or insolvency.

If we are unable to deliver products to our customers on time for these or any other reasons, or we are unable to meet customer expectations as to cycle time, or we are unable to maintain acceptable product quality or reliability, our business, financial condition and operating results may be materially and adversely affected.

New regulations related to "conflict minerals" may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the SEC adopted new requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements will require companies to conduct due diligence and disclose whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of semiconductor devices, including our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

We may acquire or divest businesses or enter into joint ventures or strategic alliances, which may materially affect our business, financial condition and operating results.

We continually evaluate our portfolio of businesses and may decide to buy or sell businesses or enter into joint ventures or other strategic alliances. We may be unable to successfully integrate acquired businesses with our existing businesses and successfully implement, improve and expand our systems, procedures and controls to accommodate these acquisitions. These transactions place additional constraints on our management and current labor force. Additionally, these transactions require significant resources from our legal, finance and business teams. In addition, we may divest existing businesses, which would cause a decline in revenue and may make our financial results more volatile. If we fail to integrate and manage acquired businesses successfully or to manage the risks associated with divestitures, joint ventures or other alliances, our business, financial condition and operating results may be materially and adversely affected.

The market price of our common shares and our earnings per share may decline as a result of any acquisitions or divestitures.

The market price of our common shares may decline as a result of any acquisitions or divestitures made by us if we do not achieve the perceived benefits of such acquisitions or divestitures as rapidly or to the extent anticipated by financial or industry analysts or if the effect on our financial results is not consistent with the expectations of financial or industry analysts. In addition, the failure to achieve expected benefits and unanticipated costs relating to our acquisitions could reduce our future earnings per share.

We may be unable to continue to compete successfully in the highly competitive semiconductor equipment and packaging materials industries.

The semiconductor equipment and packaging materials industries are very competitive. In the semiconductor equipment industry, significant competitive factors include performance, quality, customer support and price. In the semiconductor packaging materials industry, competitive factors include price, delivery and quality.

In each of our markets, we face competition and the threat of competition from established competitors and potential new entrants. In addition, established competitors may combine to form larger, better capitalized companies. Some of our competitors have or may have significantly greater financial, engineering, manufacturing and marketing resources. Some of these competitors are Asian and European companies that have had, and may continue to have, an advantage over us in supplying products to local customers who appear to prefer to purchase from local suppliers, without regard to other considerations.

We expect our competitors to improve their current products' performance, and to introduce new products and materials with improved price and performance characteristics. Our competitors may independently develop technology similar to or better than ours. New product and material introductions by our competitors or by new market entrants could hurt our sales. If a particular semiconductor manufacturer or subcontract assembler selects a competitor's product or materials for a particular assembly operation, we may not be able to sell products or materials to that manufacturer or assembler for a significant period of time. Manufacturers and assemblers sometimes develop lasting relationships with suppliers and assembly equipment providers in our industry and often go years without requiring replacement. In addition, we may have to lower our prices in response to price cuts by our competitors, which may materially and adversely affect our business, financial condition and operating results. If we cannot compete successfully, we could be forced to reduce prices and could lose customers and experience reduced margins and profitability.

Our success depends in part on our intellectual property, which we may be unable to protect.

Our success depends in part on our proprietary technology. To protect this technology, we rely principally on contractual restrictions (such as nondisclosure and confidentiality provisions) in our agreements with employees, subcontractors, vendors, consultants and customers and on the common law of trade secrets and proprietary "know-how." We also rely, in some cases, on patent and copyright protection. We may not be successful in protecting our technology for a number of reasons, including the following:

- employees, subcontractors, vendors, consultants and customers may violate their contractual agreements, and the cost of enforcing those agreements may be prohibitive, or those agreements may be unenforceable or more limited than we anticipate;
- foreign intellectual property laws may not adequately protect our intellectual property rights; and
- our patent and copyright claims may not be sufficiently broad to effectively protect our technology; our patents or copyrights may be challenged, invalidated or circumvented; or we may otherwise be unable to obtain adequate protection for our technology.

In addition, our partners and alliances may have rights to technology developed by us. We may incur significant expense to protect or enforce our intellectual property rights. If we are unable to protect our intellectual property rights, our competitive position may be weakened.

Third parties may claim we are infringing on their intellectual property, which could cause us to incur significant litigation costs or other expenses, or prevent us from selling some of our products.

The semiconductor industry is characterized by rapid technological change, with frequent introductions of new products and technologies. Industry participants often develop products and features similar to those introduced by others, creating a risk that their products and processes may give rise to claims they infringe on the intellectual property of others. We may unknowingly infringe on the intellectual property rights of others and incur significant liability for that infringement. If we are found to have infringed on the intellectual property rights of others, we could be enjoined from continuing to manufacture, market or use the affected product, or be required to obtain a license to continue manufacturing or using the affected product. A license could be very expensive to obtain or may not be available at all. Similarly, changing or re-engineering our products or processes to avoid infringing the rights of others may be costly, impractical or time consuming.

Occasionally, third parties assert that we are, or may be, infringing on or misappropriating their intellectual property rights. In these cases, we defend, and will continue to defend, against claims or negotiate licenses where we consider these actions appropriate. Intellectual property cases are uncertain and involve complex legal and factual questions. If we become involved in this type of litigation, it could consume significant resources and divert our attention from our business.

We may be materially and adversely affected by environmental and safety laws and regulations.

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous material, investigation and remediation of contaminated sites and the health and safety of our employees. Increasingly, public attention has focused on the environmental impact of manufacturing operations and the risk to neighbors of chemical releases from such operations.

Proper waste disposal plays an important role in the operation of our manufacturing plants. In many of our facilities we maintain wastewater treatment systems that remove metals and other contaminants from process wastewater. These facilities operate under permits that must be renewed periodically. A violation of those permits may lead to revocation of the permits, fines, penalties or the incurrence of capital or other costs to comply with the permits, including potential shutdown of operations.

Compliance with existing or future, land use, environmental and health and safety laws and regulations may: (1) result in significant costs to us for additional capital equipment or other process requirements, (2) restrict our ability to expand our operations and/or (3) cause us to curtail our operations. We also could incur significant costs, including cleanup costs, fines or other sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under such laws and regulations. Any costs or liabilities to comply with or imposed under these laws and regulations could materially and adversely affect our business, financial condition and operating results.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common shares.

The issuance of additional equity securities or securities convertible into equity securities will result in dilution of our existing shareholders' equity interests in us. Our board of directors has the authority to issue, without vote or action of shareholders, preferred shares in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred shares could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common shares. In addition, we are authorized to issue, without shareholder approval, up to an aggregate of 200 million common shares, of which approximately 74.1 million shares were outstanding as of September 29, 2012. We are also authorized to issue, without shareholder approval, securities convertible into either common shares or preferred shares.

Weaknesses in our internal controls and procedures could result in material misstatements in our financial statements.

Pursuant to the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls over financial reporting are processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.

Our internal controls may not prevent all potential errors or fraud. Any control system, no matter how well designed and implemented, can only provide reasonable and not absolute assurance that the objectives of the control system will be achieved. We or our independent registered public accountants may identify material weaknesses in our internal controls which could adversely affect our ability to ensure proper financial reporting and could affect investor confidence in us and the price of our common shares.

We may be subject to disruptions or failures in our information technology systems and network infrastructures that could have a material adverse effect on us.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business. We also hold large amounts of data in data center facilities around the world, primarily in Singapore and the U.S., which our business depends upon. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations. In addition, our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

Other Risks

Our ability to recognize tax benefits on future domestic U.S. tax losses and our existing U.S. net operating loss position may be limited.

We have generated net operating loss carry-forwards and other tax attributes for U.S. tax purposes ("Tax Benefits") that can be used to reduce our future federal income tax obligations. Under the Tax Reform Act of 1986, the potential future utilization of our Tax Benefits for U.S. tax purposes may be limited following an ownership change. An ownership change is generally defined as a greater than 50% point increase in equity ownership by 5% shareholders in any three-year period under Section 382 of the Internal Revenue Code. An ownership change may significantly limit our ability to fully utilize our net operating losses which could materially and adversely affect our financial condition and operating results. As of September 29, 2012, we have foreign net operating loss carryforwards of $88.1 million, domestic state net operating loss carryforwards of $194.7 million, and tax credit carryforwards of $0.6 million.

Potential changes to U.S. and foreign tax laws could increase our income tax expense.

We are subject to income taxes in the U. S. and many foreign jurisdictions. There have been proposals to reform U.S. tax laws that would significantly impact how U.S. multinational corporations, such as us, are taxed on foreign earnings. It is unclear whether these proposed tax revisions will be enacted, or, if enacted, what the scope of the revisions will be. Changes in U.S. and foreign tax laws, if enacted, could materially and adversely affect our financial condition and operating results.

Anti-takeover provisions in our articles of incorporation and bylaws, and under Pennsylvania law may discourage other companies from attempting to acquire us.

Some provisions of our articles of incorporation and bylaws as well as Pennsylvania law may discourage some transactions where we would otherwise experience a fundamental change. For example, our articles of incorporation and bylaws contain provisions that:

- classify our board of directors into four classes, with one class being elected each year;
- permit our board to issue "blank check" preferred shares without shareholder approval; and
- prohibit us from engaging in some types of business combinations with a holder of 20% or more of our voting securities without super-majority board or shareholder approval.

Further, under the Pennsylvania Business Corporation Law, because our shareholders approved bylaw provisions that provide for a classified board of directors, shareholders may remove directors only for cause. These provisions and some other provisions of the Pennsylvania Business Corporation Law could delay, defer or prevent us from experiencing a fundamental change and may adversely affect our common shareholders' voting and other rights.

Terrorist attacks, or other acts of violence or war may affect the markets in which we operate and our profitability.

Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the U.S. or U.S. businesses. Terrorist attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our primary facilities include administrative, sales and research and development facilities in Singapore and the U.S. and manufacturing and research and development facilities in China, Israel and Malaysia. Additional terrorist attacks may disrupt the global insurance and reinsurance industries with the result that we may not be able to obtain insurance at historical terms and levels for all of our facilities. Furthermore, additional attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the U.S. and overseas. Additional attacks or any broader conflict, could negatively impact our domestic and international sales, our supply chain, our production capability and our ability to deliver products to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of terrorist attacks or armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

The following table reflects our major facilities as of September 29, 2012:

Facility (1)	Approximate Size	Function	Business Segment and Products Manufactured	Lease Expiration Date
Singapore	134,661 sq. ft.	Corporate headquarters, manufacturing, technology, sales and service center	Equipment: wire, wedge and die bonders	July 2013 (2)
Suzhou, China	155,123 sq. ft.	Manufacturing and technology center	Expendable Tools: capillaries, dicing blades and bonding wedges	November 2017 (3)
Irvine, California	121,805 sq. ft.	Manufacturing and technology center	Equipment: wedge bonder subassemblies	September 2013
Fort Washington, Pennsylvania	88,000 sq. ft.	Technology, sales and service center	Not applicable	September 2028 (4)
Subang Jaya, Malaysia	37,200 sq ft	Subassembly manufacturing and supply chain management	Equipment subassembly	July 2013
Yokneam, Israel	20,877 sq. ft.	Manufacturing and technology center	Expendable Tools: capillary blanks (semi-finish)	January 2018 (5)
Damansara Uptown, Malaysia	12,314 sq ft	Shared service, sales and service center	Not applicable	July 2016 (6)

(1) Each of the facilities listed in this table is leased.

(2) The current lease is set to expire in July 2013, at which point the Company is planning to lease a new building from the same landlord, Mapletree Industrial Trust under the Agreement to Develop and Lease, as discussed in Item 7.

(3) On July 11, 2012, the Company exercised the option to purchase the Suzhou building in accordance with the purchase option clause in the lease agreement that was in place at the time. The option has not been accepted or declined by the landlord and therefore the Company has extended the lease in the interim until November 2017.

(4) Includes lease extension periods at the Company's option. Initial lease expires in September 2018.

(5) Includes lease extension periods at the Company's option. Initial lease expires in January 2015.

(6) Includes lease extension periods at the Company's option. Initial lease expires in July 2013.

The Company owns a building in Berg, Switzerland of approximately 65,208 square feet that was used as a technology center. The building was put on the market in the second quarter of fiscal 2012. On October 1, 2012, the Company received a signed letter of intent from a buyer to purchase the building. The terms of the deal are currently under negotiation.

In addition, the Company rents space for sales and service offices and administrative functions in Taiwan, China, Korea, Malaysia, the Philippines, Japan, Thailand, and Germany. The Company believes the facilities are generally in good condition and suitable to the extent of utilization needed.

Item 3. LEGAL PROCEEDINGS

From time to time, we may be a plaintiff or defendant in cases arising out of our business. We cannot be assured of the results of any pending or future litigation, but we do not believe resolution of these matters will materially or adversely affect our business, financial condition or operating results.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The Nasdaq Global Market ("Nasdaq") under the symbol "KLIC." The following table reflects the ranges of high and low sale prices for our common stock as reported on Nasdaq for the periods indicated:

	Fiscal 2012		Fiscal 2011	
	High	Low	High	Low
First Quarter	$ 11.10	$ 6.71	$ 7.82	$ 5.51
Second Quarter	$ 12.78	$ 9.32	$ 10.58	$ 7.16
Third Quarter	$ 13.69	$ 8.30	$ 12.72	$ 7.92
Fourth Quarter	$ 12.07	$ 8.05	$ 11.90	$ 7.42

On November 9, 2012, there were approximately 337 holders of record of the shares of outstanding common stock. The payment of dividends on our common stock is within the discretion of our board of directors; however, we have not historically paid any dividends on our common stock. In addition, we do not expect to declare dividends on our common stock in the near future, since we intend to retain earnings to finance our business.

For the purpose of calculating the aggregate market value of shares of our common stock held by non-affiliates, as shown on the cover page of this report, we have assumed all of our outstanding shares were held by non-affiliates except for shares held by our directors and executive officers. However, this does not necessarily mean that all directors and executive officers of the Company are, in fact, affiliates of the Company, or there are no other persons who may be deemed to be affiliates of the Company. Further information concerning the beneficial ownership of our executive officers, directors and principal shareholders will be included in our Proxy Statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission on or about January 4, 2013.

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following tables reflect selected historical consolidated financial data derived from the consolidated financial statements of Kulicke and Soffa Industries, Inc. and subsidiaries as of and for each of the five fiscal years ended 2012, 2011, 2010, 2009, and 2008.

As of October 4, 2009, we adopted Financial Accounting Standards Board, ASC No. 470.20, *Debt, Debt With Conversion Options* on a retrospective basis for all prior periods. Fiscal 2009 includes the assets of Orthodyne Electronics Corporation which were acquired on October 3, 2008. During fiscal 2008, we sold our Wire business; therefore, fiscal 2008 data has been reclassified to reflect our Wire business as a discontinued operation.

This data should be read in conjunction with our consolidated financial statements, including notes and other financial information included elsewhere in this report or current reports on Form 8-K filed previously by us in respect of the fiscal years identified in the column headings of the tables below.

	Fiscal				
(in thousands)	2012	2011	2010	2009	2008
Statement of Operations Data:					
Net revenue:					
Equipment	$ 727,082	$ 759,331	$ 691,988	$ 170,536	$ 271,019
Expendable Tools	63,941	71,070	70,796	54,704	57,031
Total net revenue	791,023	830,401	762,784	225,240	328,050
Cost of sales:					
Equipment	397,210	412,914	399,042	111,103	165,499
Expendable Tools	26,423	29,578	28,069	25,294	28,758
Total cost of sales	423,633	442,492	427,111	136,397	194,257
Operating expenses:					
Equipment	164,081	189,631	155,625	135,465	122,302
Expendable Tools	24,083	28,218	32,013	24,193	26,971
Impairment of goodwill: Equipment	-	-	-	2,709	-
U.S. pension plan termination: Equipment	-	-	-	-	9,152
Total operating expenses (1)	188,164	217,849	187,638	162,367	158,425
Income (loss) from operations:					
Equipment	165,791	156,786	137,321	(78,741)	(25,934)
Expendable Tools	13,435	13,274	10,714	5,217	1,302
Interest expense, net	(4,975)	(7,632)	(7,930)	(7,082)	(3,869)
Gain on extinguishment of debt	-	-	-	3,965	170
Income (loss) from continuing operations before income tax	174,251	162,428	140,105	(76,641)	(28,331)
Provision (benefit) for income taxes from continuing operations (2)	13,671	34,818	(2,037)	(13,029)	(3,610)
Income (loss) from continuing operations	160,580	127,610	142,142	(63,612)	(24,721)
Income from discontinued operations, net of tax (3)	-	-	-	22,011	23,441
Net income (loss)	$ 160,580	$ 127,610	$ 142,142	$ (41,601)	$ (1,280)

(1) During fiscal 2012, 2011, 2010 and 2009, we recorded $1.7 million, $2.5 million, $2.4 million and $7.4 million, respectively, in operating expense for restructuring-related severance.

During fiscal 2012, 2011, 2010, 2009, and 2008, we recorded $22.0 million, $24.3 million, $17.4 million, $2.7 million, and $2.2 million, respectively, in operating expense for incentive compensation.

(2) The following are the most significant factors that affected our provision for income taxes: implementation of our international restructuring plan in fiscal 2011 and 2010; volatility in our earnings each fiscal year and variation in earnings among various tax jurisdictions in which we operate; changes in assumptions regarding repatriation of earnings; changes in tax legislation and our provision for various tax exposure items.

(3) Reflects the operations of the Company's Wire business, which was sold in fiscal 2009.

(in thousands, except per share amounts)	Fiscal 2012	2011	2010	2009	2008
Per Share Data:					
Income (loss) per share from continuing operations: (1)					
Basic	$ 2.17	$ 1.77	$ 2.01	$ (1.02)	$ (0.46)
Diluted	$ 2.13	$ 1.73	$ 1.92	$ (1.02)	$ (0.46)
Income per share from discontinued operations, net of tax:					
Basic	$ -	$ -	$ -	$ 0.35	$ 0.44
Diluted	$ -	$ -	$ -	$ 0.35	$ 0.44
Net income (loss) per share: (2) (3)					
Basic	$ 2.17	$ 1.77	$ 2.01	$ (0.67)	$ (0.02)
Diluted	$ 2.13	$ 1.73	$ 1.92	$ (0.67)	$ (0.02)
Weighted average shares outstanding: (2) (3)					
Basic	73,887	71,820	70,012	62,188	53,449
Diluted	75,502	73,341	73,548	62,188	53,449

(1) For fiscal 2012, 2011 and 2010, $0.0 million, $0.7 million and $1.5 million, respectively, of net income applicable to participating securities and the related participating securities were excluded from the computation of basic income per share.

(2) For fiscal 2012, 2011 and 2010, the exercise of dilutive stock options and expected vesting of time-based and market-based restricted stock were included. Due to the Company's net loss from continuing operations for fiscal 2009 and 2008, potentially dilutive shares were excluded since the effect would have been anti-dilutive.

(3) For fiscal 2010, expected vesting of performance-based restricted stock and conversion of the 1% Convertible Subordinated Notes were included. For fiscal 2010, $0.3 million of after-tax interest expense related to our 1% Convertible Subordinated Notes was added to the Company's net income to determine diluted earnings per share.

(in thousands)	Fiscal 2012	2011	2010	2009	2008
Balance Sheet Data:					
Cash, cash equivalents, investments and restricted cash	$ 440,244	$ 384,552	$ 181,334	$ 144,841	$ 186,081
Working capital excluding discontinued operations	589,947	405,659	347,560	172,401	165,543
Total assets excluding discontinued operations	815,609	728,391	580,169	412,635	335,614
Long-term debt and current portion of long-term debt	-	105,224	98,475	92,217	151,415
Shareholders' equity	$ 643,667	$ 469,877	$ 322,480	$ 170,803	$ 125,396

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to historical information, this filing contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor provisions created by statute. Such forward-looking statements include, but are not limited to, our future revenue, sustained, increasing, continuing or strengthening demand for our products, the continuing transition from gold to copper wire bonding, replacement demand, our research and development efforts, our ability to identify and realize new growth opportunities, our ability to control costs and our operational flexibility as a result of (among other factors):

- *projected growth rates in the overall semiconductor industry, the semiconductor assembly equipment market, and the market for semiconductor packaging materials; and*
- *projected demand for ball, wedge and die bonder equipment and for expendable tools.*

Generally, words such as "may," "will," "should," "could," "anticipate," "expect," "intend," "estimate," "plan," "continue," "goal" and "believe," or the negative of or other variations on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this filing. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are based on current expectations and involve risks and uncertainties. Our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described below and under the heading "Risk Factors" within this Annual Report on Form 10-K for the fiscal year ended September 29, 2012 and our other reports and registration statements filed from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes included in this report, as well as our audited financial statements included in this Annual Report.

We operate in a rapidly changing and competitive environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, which speak only as of the date on which they were made. Except as required by law, we assume no obligation to update or revise any forward-looking statement to reflect actual results or changes in, or additions to, the factors affecting such forward-looking statements. Given those risks and uncertainties, investors should not place undue reliance on forward-looking statements as predictions of actual results.

Introduction

Kulicke and Soffa Industries, Inc. (the "Company" or "K&S") designs, manufactures and sells capital equipment and expendable tools used to assemble semiconductor devices, including integrated circuits ("IC"), high and low powered discrete devices, light-emitting diodes ("LEDs"), and power modules. We also service, maintain, repair and upgrade our equipment. Our customers primarily consist of semiconductor device manufacturers, outsourced semiconductor assembly and test providers ("OSATs"), other electronics manufacturers and automotive electronics suppliers.

We operate two main business segments, Equipment and Expendable Tools. Our goal is to be the technology leader and the most competitive supplier in terms of cost and performance in each of our major product lines. Accordingly, we invest in research and engineering projects intended to enhance our position at the leading edge of semiconductor assembly technology. We also remain focused on our cost structure, through consolidating operations in Asia. Cost reduction efforts are an important part of our normal ongoing operations, and are expected to generate savings without compromising overall product quality and service levels.

Business Environment

The semiconductor business environment is highly volatile, driven by internal dynamics, both cyclical and seasonal, in addition to macroeconomic forces. Over the long term, semiconductor consumption has historically grown, and is forecast to continue to grow. This growth is driven, in part, by regular advances in device performance and by price declines that result from improvements in manufacturing technology. In order to exploit these trends, semiconductor manufacturers, both integrated device manufacturers ("IDMs") and OSATs, periodically invest aggressively in latest generation capital equipment. This buying pattern often leads to periods of excess supply and reduced capital spending -- the so called semiconductor cycle. Within this broad semiconductor cycle there are also, generally weaker, seasonal effects that are specifically tied to annual, end-consumer purchasing patterns. Typically, semiconductor manufacturers prepare for heightened demand by adding or replacing equipment capacity by the end of the September quarter. Occasionally this results in subsequent reductions in the December quarter. This annual seasonality can occasionally be overshadowed by effects of the broader semiconductor cycle. Macroeconomic factors also affect the industry, primarily through their effect on business and consumer demand for electronic devices, as well as other products that have significant electronic content such as automobiles, white goods, and telecommunication equipment.

Our Equipment segment is primarily affected by the industry's internal cyclical and seasonal dynamics, in addition to broader macroeconomic factors that positively and negatively affect our financial performance. The sales mix of IDM and OSAT customers in any period also impacts financial performance as this mix can affect our products' average selling prices and gross margins due to differences in volume purchases and machine configurations required by each customer type.

Our Expendable Tools segment is less volatile than our Equipment segment. Expendable Tools sales are more directly tied to semiconductor unit consumption rather than capacity requirements and production capability improvements.

We continue to position our business to leverage our research and development leadership and innovation and to focus our efforts on mitigating volatility, improving profitability and ensuring longer-term growth. We remain focused on operational excellence, expanding our product offerings and managing our business efficiently throughout the business cycles. The current economic environment is uncertain and we may experience typical industry seasonality during the first quarter of fiscal 2013. Our visibility into future demand is generally limited and forecasting is difficult.

To limit potential adverse cyclical, seasonal and macroeconomic effects on our financial position, we have de-leveraged and strengthened our balance sheet. In fiscal 2012, we fully repaid our 0.875% Convertible Subordinated Notes with cash in the principal amount of $110.0 million at maturity. As of September 29, 2012, our total cash, cash equivalents and investments was $440.2 million, a $55.7 million increase from the prior fiscal year end. We believe this strong cash position will allow us to continue to invest in product development and improve our production capability throughout the semiconductor cycle.

Technology Leadership

We compete largely by offering our customers among the most advanced equipment and expendable tools available for the wire, wedge and die bonding processes. Our equipment is the most productive and has the highest levels of process capability, and as a result, has lower cost of ownership compared to other equipment in its market. Our expendable tools are designed to optimize the performance of the equipment in which they are used. We believe our technology leadership contributes to the leading market share positions of our various wire bonder and expendable tools products. To maintain our competitive advantage, we invest in product development activities designed to produce a stream of improvements to existing products and to deliver next-generation products. These investments often focus as much on improvements in the semiconductor assembly process as on specific pieces of assembly equipment or expendable tools. In order to generate these improvements, we often work in close collaboration with customers, end users, and other industry members. In addition to producing technical advances, these collaborative development efforts strengthen customer relationships and enhance our reputation as a technology leader and solutions provider.

In addition to gold and aluminum wire, our leadership in the industry's use of copper wire for the bonding process is an example of the benefits of our collaborative efforts. By working with customers, material suppliers, and other equipment suppliers, we have developed a series of robust, high-yielding production processes that have made copper wire commercially viable, significantly reducing the cost of assembling an integrated circuit. During fiscal 2010, many of our customers began converting their bonding wire from gold to copper wire, and we believe the conversion was accelerated by fabless companies in the consumer segment. Gradually, the level of confidence and the reliability of data collected have enabled a larger segment of the customer base to increase copper capabilities. Since this initial conversion, a significant portion of our wire bonder sales are copper capable bonders. We expect this conversion process to continue throughout the industry for the next several years. This could potentially drive a significant wire bonder replacement cycle, as we believe much of the industries' installed base is not currently suitable for copper bonding. Based on our industry leading copper bonding processes and the continued high price of gold, we believe the total available market for copper configured wire bonders is likely to continue demonstrating solid growth.

Our leadership has allowed us to maintain a competitive position in the latest generations of gold and copper ball bonders, which enable our customers to handle the leading technologies in terms of pitch, silicon with the latest node and complex wire bonding requirement. We continue to see demand for our large bondable area ("LA") configured machines. This LA option is now available on all of our *Power Series* ("*PS*") models and allows our customers to gain added efficiencies and to reduce the cost of packaging.

We also leverage the technology leadership of our equipment by optimizing our bonder platforms, and we deliver variants of our products to serve emerging high-growth markets. For example, we have developed extensions of our main ball bonding platforms to address opportunities in LED assembly. In the last few years, the LED backlights for flat-screen displays have been the main driver of the LED market where we have successfully competed in LED assembly equipment. We expect the next wave of growth in the LED market to be high brightness LED for general lighting, and we believe we are well positioned for this trend.

Furthermore, we gain synergies by leveraging technologies between our unique platforms. Our leading technology for wedge bonder equipment uses aluminum ribbon or heavy wire as opposed to fine gold and fine copper wire used in ball bonders. In addition, we are currently developing the next generation platform for our power semiconductor wedge bonder. We intend to initiate design of our next power module wedge bonder. In both cases, we are making a conscious effort to develop commonality of subsystems and design practices, in order to improve performance and design efficiencies. We believe this will benefit us in maintaining our leadership position in the wedge bonding market and increase synergies between the various engineering product groups. Furthermore, we continually research adjacent market segments where our technologies could be used. As an example, we are reviewing the use of wedge bonding in the fabrication of solar panels. Many of these initiatives are in the early stages of development and may become business opportunities in the future.

Another example of our developing equipment for high-growth niche markets is our ATPremier. This machine utilizes a modified wire bonding process to mechanically place bumps on devices in a wafer format, for variants of the flip chip assembly process. Typical applications include complementary metal-oxide semiconductor ("CMOS") image sensors, surface acoustical wave ("SAW") filters and high brightness LEDs. These applications are commonly used in most, if not all, smartphones available today in the market. We also expanded the use of ATPremier for wafer level wire bonding for Micro-Electro-Mechanical Systems ("MEMS") and other sensors.

Our focus on technology leadership also extends to die bonding. The best-in-class throughput and accuracy of our iStack[PS] die bonder forms the foundation for our advanced packaging development.

We bring the same technology focus to our expendable tools business, driving tool design and manufacturing technology to optimize the performance and process capability of the equipment in which our tools are used. For all our equipment products, expendable tools are an integral part of their process capability. We believe our unique ability to simultaneously develop both equipment and tools is a core strength supporting our products' technological differentiation.

Products and Services

We supply a range of bonding equipment and expendable tools. The following table reflects net revenue by business segment for fiscal 2012, 2011, and 2010:

	Fiscal					
(dollar amounts in thousands)	2012 net revenue	% of net revenue	2011 net revenue	% of net revenue	2010 net revenue	% of net revenue
Equipment	$ 727,082	91.9%	$ 759,331	91.4%	$ 691,988	90.7%
Expendable Tools	63,941	8.1%	71,070	8.6%	70,796	9.3%
Total	$ 791,023	100.0%	$ 830,401	100.0%	$ 762,784	100.0%

See Note 10 to our Consolidated Financial Statements included in Item 8 of this report for our financial results by business segment.

Equipment Segment

We manufacture and sell a line of ball bonders, heavy wire wedge bonders, wafer level bonders, and die bonders that are sold to semiconductor device manufacturers, OSATs, other electronics manufacturers and automotive electronics suppliers. Ball bonders are used to connect very fine wires, typically made of gold or copper, between the bond pads of the semiconductor device, or die, and the leads on its package. Wedge bonders use either aluminum wire or ribbon to perform the same function in packages that cannot use gold or copper wire because of either high electrical current requirements or other package reliability issues. Wafer level bonders mechanically apply bumps to die, typically while still in the wafer format, for some variants of the flip chip assembly process. Die bonders are used to attach a die to the substrate or lead frame which will house the semiconductor device. We believe our equipment offers competitive advantages by providing customers with high productivity/throughput, superior package quality/process control, and as a result, a lower cost of ownership.

Our principal Equipment segment products include:

Business Unit	Product Name (1)	Typical Served Market
Ball bonders	IConn^{PS}	Advanced and ultra fine pitch applications
	IConn^{PS} ProCu	High-end copper wire applications demanding advanced process capability and high productivity
	IConn^{PS} ProCu LA	Large area substrate and matrix applications for copper wire
	IConn^{PS} LA	Large area substrate and matrix applications
	ConnX^{PS}	Cost performance, low pin count applications
	ConnX^{PS} *Plus*	Second generation cost performance, low pin count applications
	ConnX^{PS} LED	LED applications
	ConnX^{PS} VLED	Vertical LED applications
	ConnX^{PS} LA	Cost performance large area substrate and matrix applications
	ATPremier	Wafer level bonding applications
	ATPremier *Plus*	Advanced wafer level bonding applications
Wedge bonders	3600Plus	Power hybrid and automotive modules using either heavy aluminum wire or PowerRibbon®
	3700Plus	Hybrid and automotive modules using thin aluminum wire
	7200Plus	Power semiconductors using either aluminum wire or PowerRibbon®
	7200HD	Smaller power packages using either aluminum wire or PowerRibbon®
	7600HD	Power semiconductors including smaller power packages using either aluminum wire or PowerRibbon®
Die bonder	iStack^{PS}	Advanced stacked die and ball grid array applications

(1) Power Series ("*PS*")

Ball Bonders

Automatic ball bonders represent the largest portion of our semiconductor equipment business. Our main product platform for ball bonding is the Power Series (*"PS"*) — a family of assembly equipment that is setting new standards for performance, productivity, upgradeability, and ease of use. Our Power Series consists of our IConn^{PS} high-performance ball bonders, and our ConnX^{PS} cost-performance ball bonders, both of which can be configured for either gold or copper wire. In addition, targeted specifically at the fast growing LED market, the Power Series includes our ConnX^{PS} LED and our ConnX^{PS} VLED. Targeted for large bondable area applications, the Power Series includes our IConn^{PS} LA and ConnX^{PS} LA. In November 2010 and January 2011, we introduced the IConn^{PS} ProCu, IConn^{PS} ProCu LA, respectively, which offer a significant new level of capability for customers transitioning from gold to copper wire bonding. In March 2012, we introduced ConnX^{PS} *Plus* next-generation cost-performance ball bonders.

Our Power Series products have advanced industry performance standards. Our ball bonders are capable of performing very fine pitch bonding, as well as creating the sophisticated wire loop shapes needed in the assembly of advanced semiconductor packages. Our ball bonders can also be converted for use to copper applications through kits we sell separately, a capability that is increasingly important as bonding with copper continues to grow as an alternative to gold.

Our ATPremier machine utilizes a modified wire bonding process to mechanically place bumps on devices, while still in a wafer format for variants of the flip chip assembly process. Typical applications include CMOS image sensors, SAW filters, MEMS and high brightness LEDs. These applications are commonly used in most, if not all, smartphones available today in the market. In September 2012, we introduced ATPremier *Plus*, which offer advanced stud bumping capability for low temperature gold bumping.

Heavy Wire Wedge Bonders

We are the leaders in the design and manufacture of heavy wire wedge bonders for the power semiconductor and automotive power module markets. Wedge bonders may use either aluminum wire or aluminum ribbon to connect semiconductor chips in power packages, power hybrids and automotive modules for products such as motor control modules or inverters for hybrid cars. In addition, we see some potential use for our wedge bonder products in select solar applications.

Our portfolio of wedge bonding products includes:

- The 3600Plus: high speed, high accuracy wire bonders designed for power modules, automotive packages and other heavy wire multi-chip module applications.
- The 3700Plus: wire bonders designed for hybrid and automotive modules using thin aluminum wire.
- The 7200Plus: dual head wedge bonder designed specifically for power semiconductor applications.
- The 7200HD: wedge bonder designed for smaller power packages using either aluminum wire or ribbon.
- The 7600HD: wedge bonder targeted for small power packages.

While wedge bonding traditionally utilizes aluminum wire, all of our heavy wire wedge bonders are also available to be modified to bond aluminum ribbon using our proprietary PowerRibbon® process. Aluminum ribbon offers device makers performance advantages over traditional round wire and is being increasingly used for high current packages and automotive applications.

Die Bonders

Our die bonder, the iStack^{PS}, focuses on stacked die applications for both memory and subcontract assembly customers. iStack^{PS} is targeted at stacked die and high-end ball grid array ("BGA") applications. In addition, iStack^{PS} has demonstrated superior accuracy and process control.

Other Equipment Products and Services

We also sell manual wire bonders, and we offer spare parts, equipment repair, training services, and upgrades for our equipment through our Support Services business unit. In September 2012, we introduced a next-generation manual wire bonder series for use with gold, copper or aluminum wire.

Expendable Tools Segment

We manufacture and sell a variety of expendable tools for a broad range of semiconductor packaging applications. Our principal Expendable Tools segment products include:

- Capillaries: expendable tools used in ball bonders. Made of ceramic and other elements, a capillary guides the wire during the ball bonding process. Its features help control the bonding process. We design and build capillaries suitable for a broad range of applications, including for use on our competitors' equipment. In addition to capillaries used for gold wire bonding, we have developed capillaries for use with copper wire to achieve optimal performance in copper wire bonding.
- Bonding wedges: expendable tools used in wedge bonders. Like capillaries, their specific features are tailored to specific applications. We design and build bonding wedges for use both in our own equipment and in our competitors' equipment.
- Saw blades: expendable tools used by semiconductor manufacturers to cut silicon wafers into individual semiconductor die and to cut semiconductor devices that have been molded in a matrix configuration into individual units.

Critical Accounting Policies

The preparation of consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, net revenue and expenses during the reporting periods, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. On an on-going basis, we evaluate estimates, including but not limited to, those related to accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets and deferred tax liabilities, tax provisions, repatriation of un-remitted foreign subsidiary earnings, equity-based compensation expense, restructuring, and warranties. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. As a result, we make judgments regarding the carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, which have been reviewed with the Audit Committee of our Board of Directors, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

In accordance with ASC No. 605, *Revenue Recognition*, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectability is reasonably assured, and equipment installation obligations have been completed and customer acceptance, when applicable, has been received or otherwise released from installation or customer acceptance obligations. In the event terms of the sale provide for a customer acceptance period, revenue is recognized upon the expiration of the acceptance period or customer acceptance, whichever occurs first. Our standard terms are Ex Works (our factory), with title transferring to our customer at our loading dock or upon embarkation. We have a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract.

Our business is subject to contingencies related to customer orders as follows:

- *Right of Return*: A large portion of our revenue comes from the sale of machines used in the semiconductor assembly process. Other product sales relate to consumable products, which are sold in high-volume quantities, and are generally maintained at low stock levels at our customer's facility. Customer returns have historically represented a very small percentage of customer sales on an annual basis.
- *Warranties*: Our equipment is generally shipped with a one-year warranty against manufacturing defects. We establish reserves for estimated warranty expense when revenue for the related equipment is recognized. The reserve for estimated warranty expense is based upon historical experience and management's estimate of future expenses.
- *Conditions of Acceptance:* Sales of our consumable products generally do not have customer acceptance terms. In certain cases, sales of our equipment have customer acceptance clauses which may require the equipment to perform in accordance with customer specifications or when installed at the customer's facility. In such cases, if the terms of acceptance are satisfied at our facility prior to shipment, the revenue for the equipment will be recognized upon shipment. If the terms of acceptance are satisfied at our customers' facilities, the revenue for the equipment will not be recognized until acceptance, which typically consists of installation and testing is received from the customer.

Shipping and handling costs billed to customers are recognized in net revenue. Shipping and handling costs paid by us are included in cost of sales.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from our customers' failure to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We are subject to concentrations of customers and sales to a few geographic locations, which could also impact the collectability of certain receivables. If global economic conditions deteriorate or political conditions were to change in some of the countries where we do business, it could have a significant impact on our results of operations, and our ability to realize the full value of our accounts receivable.

Inventories

Inventories are stated at the lower of cost (on a first-in first-out basis) or market value. We generally provide reserves for obsolete inventory and for inventory considered to be in excess of demand. In addition, inventory purchase commitments in excess of demand are generally recorded as accrued expense. Demand is generally defined as eighteen months future consumption for equipment, twenty-four months consumption for all spare parts, and twelve months consumption for expendable tools. Forecasted demand is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at customers' facilities. We communicate forecasts of our future demand to our suppliers and adjust commitments to those suppliers accordingly. If required, we reserve the difference between the carrying value of our inventory and the lower of cost or market value, based upon assumptions about future demand, and market conditions. If actual market conditions are less favorable than projections, additional inventory reserves may be required.

Accounting for Impairment of Goodwill

The Company operates two reportable segments: Equipment and Expendable Tools. Goodwill was recorded in 2009 for the acquisition of Orthodyne Electronics Inc., which added wedge bonder products to the Equipment business.

Accounting Standard Update 2011-08, *Testing Goodwill for Impairment* provides companies with the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, after assessing the qualitative factors, a company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary. However, if a company concludes otherwise, then it is required to perform the first step of the two-step goodwill impairment test. If the carrying value of a reporting unit exceeds its fair value, then a company is required to perform the second step of the two-step goodwill impairment test.

We chose to skip the qualitative assessment and proceed directly to performing the quantitative evaluation of the fair value of the goodwill of the reporting unit, to compare against the carrying value of the goodwill recorded in the books. If the fair value exceeds the carrying value, there is no impairment. Any excess carrying value is equal to the goodwill impairment charge.

As part of the annual evaluation of the goodwill, we perform an impairment test of our goodwill in the fourth quarter of each fiscal year to coincide with the completion of our annual forecasting process. We also test for impairment if a "triggering" event occurs that may have the effect of reducing the fair value of a reporting unit below its respective carrying value.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, growth rates or other factors that may result in changes in our estimates of future cash flows. Although we believe the assumptions we have used in testing for impairment are reasonable, significant changes in any one of our assumptions could produce a significantly different result. Indicators of potential impairment may lead us to perform interim goodwill impairment assessments, including significant and unforeseen customer losses, a significant adverse change in legal factors or in the business climate, a significant adverse action or assessment by a regulator, a significant stock price decline or unanticipated competition.

For further information on goodwill and other intangible assets, see Note 4 of Item 8.

Income Taxes

In accordance with ASC No. 740, *Income Taxes*, deferred income taxes are determined using the liability method. We record a valuation allowance to reduce our deferred tax assets to the amount we expect is more likely than not to be realized. While we have considered future taxable income and our ongoing tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made.

In accordance with ASC No. 740 Topic 10, *Income Taxes, General* ("ASC 740.10"), we account for uncertain tax positions taken or expected to be taken in its income tax return. Under ASC 740.10, we utilize a two-step approach for evaluating uncertain tax positions. Step one or recognition, requires us to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two or measurement, is based on the largest amount of benefit, which is more likely than not to be realized on settlement with the taxing authority.

Equity-Based Compensation

We account for equity-based compensation under the provisions of ASC No. 718, *Compensation, Stock Compensation* ("ASC 718"). ASC 718 requires the recognition of the fair value of equity-based compensation in net income. Compensation expense associated with market-based restricted stock is determined using a Monte-Carlo valuation model, and compensation expense associated with time-based and performance-based restricted stock is determined based on the number of shares granted and the fair value on the date of grant. The fair value of our stock option awards are estimated using a Black-Scholes option valuation model.

The calculation of equity-based compensation costs requires us to estimate the number of awards that will be forfeited during the vesting period. We have estimated forfeitures at the time of grant based upon historical experience, and review the forfeiture rates periodically and make adjustments as necessary. In addition, the fair value of equity-based awards is amortized over the vesting period of the award and we elected to use the straight-line method for awards granted after the adoption of ASC 718. In general, equity-based awards vest annually over a three year period. Our performance-based restricted stock entitles the employee to receive common shares of the Company on the three-year anniversary of the grant date (if employed by the Company) if return on invested capital and revenue growth targets set by the Management Development and Compensation Committee of the Board of Directors on the date of grant are met. If return on invested capital and revenue growth targets are not met, performance-based restricted stock does not vest. Estimated attainment percentages and the corresponding equity-based compensation expense reported may vary from period to period.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 to the consolidated financial statements in Item 8 for a description of certain recent accounting pronouncements including the expected dates of adoption and effects on our consolidated results of operations and financial condition.

Results of Operations for fiscal 2012 and 2011

The following table reflects our income from operations for fiscal 2012 and 2011:

(dollar amounts in thousands)	Fiscal 2012	Fiscal 2011	$ Change	% Change
Net revenue	$ 791,023	$ 830,401	$ (39,378)	-4.7%
Cost of sales	423,633	442,492	(18,859)	-4.3%
Gross profit	367,390	387,909	(20,519)	-5.3%
Selling, general and administrative	124,718	152,714	(27,996)	-18.3%
Research and development	63,446	65,135	(1,689)	-2.6%
Operating expenses	188,164	217,849	(29,685)	-13.6%
Income from operations	$ 179,226	$ 170,060	$ 9,166	5.4%

Bookings and Backlog

A booking is recorded when a customer order is reviewed and it is determined that all specifications can be met, production (or service) can be scheduled, a delivery date can be set, and the customer meets our credit requirements. Our backlog consists of customer orders scheduled for shipment within the next twelve months. A majority of our orders are subject to cancellation or deferral by our customers with limited or no penalties. Also, customer demand for our products can vary dramatically without prior notice. Because of the volatility of customer demand, possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of any particular date may not be indicative of net revenue for any succeeding period.

The following tables reflect our bookings and backlog for fiscal 2012 and 2011:

(in thousands)	Fiscal 2012	Fiscal 2011
Bookings	$ 778,000	$ 681,000

(in thousands)	As of September 29, 2012	As of October 1, 2011
Backlog	$ 90,000	$ 103,000

Net Revenue

Approximately 98.3% and 97.8% of our net revenue for fiscal 2012 and 2011, respectively, was for shipments to customer locations outside of the U.S., primarily in the Asia/Pacific region, and we expect sales outside of the U.S. to continue to represent a substantial part of our future revenue.

The following table reflects net revenue by business segment for fiscal 2012 and 2011:

(dollar amounts in thousands)	Fiscal 2012	Fiscal 2011	$ Change	% Change
Equipment	$ 727,082	$ 759,331	$ (32,249)	-4.2%
Expendable Tools	63,941	71,070	(7,129)	-10.0%
Total net revenue	$ 791,023	$ 830,401	$ (39,378)	-4.7%

Equipment

The following table reflects the components of Equipment net revenue change between fiscal 2012 and 2011:

	Fiscal 2012 vs. 2011		
(in thousands)	Price	Volume	$ Change
Equipment	$ (14,492)	$ (17,757)	$ (32,249)

For fiscal 2012, the lower equipment net revenue as compared to the prior year period was primarily due to the lower volume from our wedge bonders and less favorable pricing for our ball bonders.

The volume reduction in wedge bonders was attributable mainly to decreased demand from our key markets: power semiconductor, automotive power modules and industrial power hybrids. Slowing demand from the end users of our customers' devices resulted in our customers cutting back their production, reducing their need for new equipment. This volume reduction was partially offset by higher ATPremier volume driven by a change in technology used in smartphones and tablet applications.

In addition, pricing on our ball bonders was less favorable, as we sold higher volumes of our most popular ball bonder model to large OSAT customers.

Expendable Tools

The following table reflects the components of Expendable Tools net revenue change between fiscal 2012 and 2011:

	Fiscal 2012 vs. 2011		
(in thousands)	Price	Volume	$ Change
Expendable Tools	$ 479	$ (7,608)	$ (7,129)

Expendable Tools net revenue decreased 10.0% for fiscal 2012 as compared to fiscal 2011. The decrease was primarily due to volume decrease in the overall Expendable Tools business. The decrease in volume was most concentrated in our wedge bonder tools business due to lower sales as a result of lower customer utilization.

Gross Profit

The following tables reflect gross profit and gross profit as a percentage of net revenue by business segment for fiscal 2012 and 2011:

	Fiscal			
(dollar amounts in thousands)	2012	2011	$ Change	% Change
Equipment	$ 329,872	$ 346,417	$ (16,545)	-4.8%
Expendable Tools	37,518	41,492	(3,974)	-9.6%
Total gross profit	$ 367,390	$ 387,909	$ (20,519)	-5.3%

	Fiscal		Basis Point
	2012	2011	Change
Equipment	45.4%	45.6%	(20)
Expendable Tools	58.7%	58.4%	30
Total gross margin	46.4%	46.7%	(30)

Equipment

The following table reflects the components of Equipment gross profit change between fiscal 2012 and 2011:

	Fiscal 2012 vs. 2011			
(in thousands)	Price	Cost	Volume	$ Change
Equipment	$ (14,490)	$ 518	$ (2,573)	$ (16,545)

For fiscal 2012, the lower equipment gross profit as compared to the prior year period was primarily due to the lower pricing from our ball bonders. Pricing on our ball bonders was less favorable as we sold higher volumes of our most popular ball bonder model to large OSAT customers.

In addition, the volume in wedge bonders declined mainly as result of decreased demand from our key markets: power semiconductor, automotive power modules and industrial power hybrid. Slowing demand from the end users of our customers' devices resulted in our customers cutting back their production, reducing their need for new equipment. This volume reduction was partially offset by higher ATPremier volume driven by a change in technology used in smartphones and tablet applications, as well as favorable changes in product mix from our ball bonders.

Expendable Tools

The following table reflects the components of Expendable Tools gross profit change between fiscal 2012 and 2011:

	Fiscal 2012 vs. 2011			
(in thousands)	Price	Cost	Volume	$ Change
Expendable Tools	$ 479	$ (720)	$ (3,733)	$ (3,974)

Expendable Tools gross profit decreased 9.6% during fiscal 2012 as compared to the prior year period primarily due to lower volumes for our Expendable Tools business.

Operating Expenses

The following table reflects operating expenses as a percentage of net revenue for fiscal 2012 and 2011:

	Fiscal		Basis Point
	2012	2011	Change
Selling, general and administrative	15.8%	18.4%	(260)
Research and development	8.0%	7.8%	20
Total	23.8%	26.2%	(240)

Selling, General and Administrative ("SG&A")

SG&A expenses decreased by $28.0 million during fiscal 2012 as compared to fiscal 2011, which was driven by a number of factors. Sales commissions and incentives decreased by $10.9 million due to lower net revenue for the current fiscal year. We experienced a $5.2 million favorable variance in foreign exchange rates due to the strengthening of foreign currencies against the U.S. dollar. We also recorded a favorable variance of $2.8 million relating to the curtailment of our pension plan for our Switzerland operation. We also recorded a favorable change in the Accounts Receivable reserve of $2.5 million as we were able to collect outstanding balances from customers that were previously reserved. Depreciation and amortization expense was also lower by $2.1 million mainly due to less equipment being sent to customers for demonstration and evaluation. During fiscal 2011, we recorded a valuation loss of $3.0 million in connection with our Switzerland property.

Research and Development ("R&D")

R&D expense decreased $1.7 million during fiscal 2012 as compared to fiscal 2011 primarily due to a decrease of $2.7 million in staff costs as a result of the consolidation and reduction of headcount to further streamline our R&D technology centers. The decrease was partially offset by $1.0 million higher project based professional services for products development.

Income from Operations

The following table reflects income from operations by business segment for fiscal 2012 and 2011:

	Fiscal			
(dollar amounts in thousands)	2012	2011	$ Change	% Change
Equipment	$ 165,791	$ 156,786	$ 9,005	5.7%
Expendable Tools	13,435	13,274	161	1.2%
Total income from operations	$ 179,226	$ 170,060	$ 9,166	5.4%

Equipment

In fiscal 2012 our Equipment income from operations was higher as compared to the prior year primarily due to decreases in our operating expenses. Overall operating expense decreases were offset by the lower equipment gross profit as compared to the prior year as explained above.

Expendable Tools

Expendable Tools income from operations was comparable from fiscal 2011 to fiscal 2012. Gross profit was lower due to decreased volumes, but was offset by lower operating expenses in fiscal 2012 as compared to fiscal 2011, as explained above.

Interest Income and Interest Expense

The following table reflects interest income and interest expense for fiscal 2012 and 2011:

(dollar amounts in thousands)	2012	2011	$ Change	% Change
Interest income	$ 833	$ 648	$ 185	28.5%
Interest expense	(633)	(965)	332	34.4%
Interest expense: non-cash	(5,175)	(7,315)	2,140	29.3%

Interest income for fiscal 2012 was higher as compared to the prior year period due to higher invested cash balances.

The decrease in interest expense for fiscal 2012 as compared to the prior year period was attributable to the repayment of our 0.875% Convertible Subordinated Notes in June 2012.

Provision for Income Taxes for fiscal 2012 and 2011

The following table reflects the provision for income taxes and the effective tax rate for fiscal 2012 and 2011:

(dollar amounts in thousands)	Fiscal 2012	Fiscal 2011
Income from operations before income tax	$ 174,251	$ 162,428
Provision for income taxes	13,671	34,818
Income from operations	$ 160,580	$ 127,610
Effective tax rate	7.8%	21.4%

For fiscal 2012, the effective income tax rate differed from the federal statutory rate primarily due to tax from foreign operations at a lower effective tax rate than the U.S. statutory rate and the impact of tax holidays, offset by an increase for deferred taxes on un-remitted earnings as well as other U.S. current and deferred taxes. In addition, during the fourth quarter of fiscal 2012, we reached a favorable settlement with the tax authorities of a foreign jurisdiction and we reversed an accrual for an uncertain tax position of $7.5 million, recording it as an income tax benefit. This benefit was offset by additional taxes due to deemed distributions from certain foreign subsidiaries.

For fiscal 2011, the effective income tax rate differed from the federal statutory rate primarily due to tax from foreign operations at a lower effective tax rate than the U.S. statutory rate, the impact of tax holidays, decreases in the valuation allowance offset by an increase for deferred taxes on un-remitted earnings as well as other U.S. current and deferred taxes. During the second quarter of fiscal 2011, negotiations with a foreign tax jurisdiction were finalized which resulted in a decreased effective tax rate of 5% in that jurisdiction until February 1, 2020. In addition, during the fourth quarter of fiscal 2011, a $7.5 million accrual related to a certain unrecognized tax position taken in past years was recorded based upon new information received from the tax authorities.

Our future effective tax rate would be affected if earnings were lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. We regularly assess the effects resulting from these factors to determine the adequacy of our provision for income taxes.

Results of Operations for fiscal 2011 and 2010

The following table reflects our income from operations for fiscal 2011 and 2010:

(dollar amounts in thousands)	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net revenue	$ 830,401	$ 762,784	$ 67,617	8.9%
Cost of sales	442,492	427,111	15,381	3.6%
Gross profit	387,909	335,673	52,236	15.6%
Selling, general and administrative	152,714	130,978	21,736	16.6%
Research and development	65,135	56,660	8,475	15.0%
Operating expenses	217,849	187,638	30,211	16.1%
Income from operations	$ 170,060	$ 148,035	$ 22,025	14.9%

Bookings and Backlog

The following tables reflect our bookings and backlog for fiscal 2011 and 2010:

	Fiscal	
(in thousands)	2011	2010
Bookings	$ 681,000	$ 973,050

	As of	
(in thousands)	October 1, 2011	October 2, 2010
Backlog	$ 103,000	$ 252,000

Net Revenue

Approximately 97.8% and 98.6% of our net revenue for fiscal 2011 and 2010, respectively, was for shipments to customer locations outside of the U.S., primarily in the Asia/Pacific region.

The following table reflects net revenue by business segment for fiscal 2011 and 2010:

	Fiscal			
(dollar amounts in thousands)	2011	2010	$ Change	% Change
Equipment	$ 759,331	$ 691,988	$ 67,343	9.7%
Expendable Tools	71,070	70,796	274	0.4%
Total net revenue	$ 830,401	$ 762,784	$ 67,617	8.9%

Equipment

The following table reflects the components of Equipment net revenue change between fiscal 2011 and 2010:

	Fiscal 2011 vs. 2010		
(in thousands)	Price	Volume	$ Change
Equipment	$ 19,603	$ 47,740	$ 67,343

Fiscal 2011 Equipment net revenue was higher than the prior year primarily due to favorable volumes for our wedge bonders and improved ball bonder pricing. The wedge bonder volume increase was attributed to demand from the power semiconductor segment along with the hybrid and automotive markets. In addition, we recognized favorable pricing due to customer mix. Ball bonder favorable pricing was due to product mix from the introduction of IConn ProCu and our large bondable area products during the first quarter of fiscal 2011.

Expendable Tools

The following table reflects the components of Expendable Tools net revenue change between fiscal 2011 and 2010:

	Fiscal 2011 vs. 2010		
(in thousands)	Price	Volume	$ Change
Expendable Tools	$ 923	$ (649)	$ 274

Expendable Tools net revenue changes were due to higher selling prices partially offset by lower volumes for our non-wedge bonder tools.

Gross Profit

The following table reflects gross profit and gross profit as a percentage of net revenue by business segment for fiscal 2011 and 2010:

	Fiscal			
(dollar amounts in thousands)	2011	2010	$ Change	% Change
Equipment	$ 346,417	$ 292,946	$ 53,471	18.3%
Expendable Tools	41,492	42,727	(1,235)	-2.9%
Total gross profit	$ 387,909	$ 335,673	$ 52,236	15.6%

	Fiscal		Basis Point
	2011	2010	Change
Equipment	45.6%	42.3%	330
Expendable Tools	58.4%	60.4%	(200)
Total gross margin	46.7%	44.0%	270

Equipment

The following table reflects the components of Equipment gross profit change between fiscal 2011 and 2010:

	Fiscal 2011 vs. 2010			
(in thousands)	Price	Cost	Volume	$ Change
Equipment	$ 19,603	$ (10,884)	$ 44,752	$ 53,471

Fiscal 2011 Equipment gross profit was higher than fiscal 2010 primarily due to favorable volumes for our wedge bonders and favorable pricing for our ball bonders. The favorable variances were partially offset by higher costs for our wedge bonders. Wedge bonder volume increases were attributed to demand from the power semiconductor segment along with the hybrid and automotive markets. In addition, we recognized favorable pricing due to customer mix. Ball bonder favorable pricing was due to product mix from the introduction of IConn ProCu and our large bondable area products during the first quarter of fiscal 2011. Increased costs during the current fiscal year for wedge bonders were the result of transitioning our factory to Asia. During fiscal 2011, we manufactured wedge bonders in both our U.S. and Asia facilities to support increased demand. In addition during fiscal 2011, we recorded inventory reserves due to our factory transition to Asia related to our die and wedge bonder inventory in the U.S.

Expendable Tools

The following table reflects the components of Expendable Tools gross profit change between fiscal 2011 and 2010:

	Fiscal 2011 vs. 2010			
(in thousands)	Price	Cost	Volume	$ Change
Expendable Tools	$ 923	$ (1,388)	$ (770)	$ (1,235)

Expendable Tools gross profit decreased during fiscal 2011 as compared to fiscal 2010 primarily due to higher labor costs, increased revenue tax rates, an unfavorable exchange rate impact from our operations in China, and lower volumes for our non-wedge bonder tools. Higher costs and lower volumes were partially offset by favorable pricing.

Operating Expenses

The following table reflects operating expenses as a percentage of net revenue for fiscal 2011 and 2010:

	Fiscal		Basis Point
	2011	2010	Change
Selling, general and administrative	18.4%	17.2%	120
Research and development	7.8%	7.4%	40
Total	26.2%	24.6%	160

Selling, General and Administrative ("SG&A")

SG&A expenses increased by $21.7 million during fiscal 2011 as compared to fiscal 2010, which was driven by a number of factors. Sales commissions and incentives increased by $10.9 million due to higher net revenue and net income. We suffered an unfavorable foreign exchange loss of $3.1 million due to the strengthening of the US dollar against foreign currencies. We wrote down in value our building in Switzerland by net $3.0 million. We also incurred $2.5 million for severance expenses mainly related to the U.S.-based operations transition to Asia. Depreciation and amortization expenses increased by $2.1 million, which mainly related to equipment sent to customers for demonstration and evaluation, and we accrued $1.5 million for the Switzerland pension fund. These increases were partially offset by $4.9 million lower factory transition expense than was incurred during fiscal 2010.

Research and Development ("R&D")

Our R&D expense net increase was $8.5 million during fiscal 2011 as compared to fiscal 2010 primarily due to higher staff costs, which consisted of merit compensation and additional headcount to support new product development.

Income from Operations

The following table reflects income from operations by business segment for fiscal 2011 and 2010:

	Fiscal			
(dollar amounts in thousands)	2011	2010	$ Change	% Change
Equipment	$ 156,786	$ 137,321	$ 19,465	14.2%
Expendable Tools	13,274	10,714	2,560	23.9%
Total Income from operations	$ 170,060	$ 148,035	$ 22,025	14.9%

Equipment

Fiscal 2011 Equipment income from operations was higher than fiscal 2010 primarily due to favorable volumes for our wedge bonders and favorable pricing for our ball bonders. The favorable variances were partially offset by higher costs for our wedge bonders. Wedge bonder volume increases were attributed to demand from the power semiconductor segment along with the hybrid and automotive markets. In addition, we recognized favorable pricing due to customer mix. Ball bonder favorable pricing was due to product mix from the introduction of IConn ProCu and our large bondable area products during the first quarter of fiscal 2011. Increased costs for wedge bonders were the result of transitioning our factory to Asia. During fiscal 2011, we manufactured wedge bonders in both our U.S. and Asia facilities to support increased demand. In addition during fiscal 2011, we recorded inventory reserves due to our factory transition to Asia related to our wedge bonder inventory in the U.S.

Expendable Tools

Expendable Tools income from operations was higher during fiscal 2011 as compared to fiscal 2010 primarily due lower operating expenses partially offset by lower gross profit. The lower gross profit was attributable to higher labor costs, increased revenue tax rates, an unfavorable exchange rate impact from our operations in China, and lower volumes for our non-wedge bonder tools.

Interest Income and Interest Expense

The following table reflects interest income and interest expense for fiscal 2011 and 2010:

	Fiscal			
(dollar amounts in thousands)	2011	2010	$ Change	% Change
Interest income	$ 648	$ 403	$ 245	60.8%
Interest expense	(965)	(1,348)	383	28.4%
Interest expense: non-cash	(7,315)	(6,985)	(330)	-4.7%

Interest income for fiscal 2011 was higher as compared to the prior year period due to higher invested cash balances.

The decrease in interest expense for fiscal 2011 as compared to the prior year period was attributable to the retirement of our 1.0% Convertible Subordinated Notes in June 2010.

Provision (Benefit) for Income Taxes for fiscal 2011 and 2010

The following table reflects the provision (benefit) for income taxes and the effective tax rate from operations for fiscal 2011 and 2010:

	Fiscal	
(dollar amounts in thousands)	2011	2010
Income from operations before taxes	$ 162,428	$ 140,105
Provision (benefit) for income taxes	34,818	(2,037)
Income from operations	$ 127,610	$ 142,142
Effective tax rate	21.4%	-1.5%

For fiscal 2011, the effective income tax rate differed from the federal statutory rate primarily due to tax from foreign operations at a lower effective tax rate than the U.S. statutory rate, the impact of tax holidays, decreases in the valuation allowance offset by an increase for deferred taxes on un-remitted earnings as well as other U.S. current and deferred taxes. During the second quarter of fiscal 2011, negotiations with a foreign tax jurisdiction were finalized which resulted in a decreased effective tax rate of 5% in that jurisdiction until February 1, 2020. In addition, during the fourth quarter of fiscal 2011, a $7.5 million accrual related to a certain unrecognized tax position taken in past years was recorded based upon new information received from the tax authorities.

For fiscal 2010, the effective income tax rate differed from the federal statutory rate primarily due to decrease in the valuation allowance, federal alternative minimum taxes, state income taxes, tax from foreign operations, the impact of tax holidays, an increase in deferred taxes for un-remitted earnings and other U.S. current and deferred taxes. Our future effective tax rate would be affected if earnings were lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. We regularly assess the effects resulting from these factors to determine the adequacy of our provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The following table reflects total cash and investments as of September 29, 2012 and October 1, 2011:

	As of		
(dollar amounts in thousands)	September 29, 2012	October 1, 2011	$ Change
Cash and cash equivalents	$ 440,244	$ 378,188	$ 62,056
Short-term investments	-	6,364	(6,364)
Total cash and investments	$ 440,244	$ 384,552	$ 55,692
Percentage of total assets	54.0%	52.8%	

The following table reflects summary Consolidated Statement of Cash Flow information for fiscal 2012 and 2011:

	Fiscal	
(in thousands)	2012	2011
Net cash provided by operating activities	$ 183,969	$ 202,257
Net cash used in discontinued operations	(1,498)	(1,861)
Net cash provided by operations	182,471	200,396
Net cash used in investing activities	(15,386)	(11,106)
Net cash (used in) provided by financing activities	(105,138)	9,296
Effect of exchange rate on cash and cash equivalents	109	1,490
Changes in cash and cash equivalents	62,056	200,076
Cash and cash equivalents, beginning of period	378,188	178,112
Cash and cash equivalents, end of period	440,244	378,188
Restricted cash and short-term investments	-	6,364
Total cash and investments	$ 440,244	$ 384,552

Fiscal 2012

Continuing Operations

Net cash provided by operating activities was primarily the result of net income of $160.6 million plus non-cash adjustments of $36.7 million. The cash provided by net income and non-cash items was partially offset by working capital changes of $13.3 million driven by net increases in accounts and notes receivable and net income tax payable.

Net cash used in investing activities related to the expansion of our manufacturing operations and infrastructure in Asia. In the first quarter of 2012, we also paid $14.8 million in relation to the acquisition of Orthodyne Electronics Corporation, which we acquired in 2008. See Note 4 of Item 8 for further details.

Net cash used in financing activities was for the repayment of our 0.875% Convertible Subordinated Notes, partially offset by proceeds from the exercise of common stock options.

Discontinued Operations

Net cash used in operating activities related to facility payments for our former Test business.

Fiscal 2011

Continuing Operations

Net cash provided by operating activities was primarily the result of net income of $127.6 million plus non-cash adjustments of $63.3 million. In addition to cash provided by net income and non-cash items, working capital changes provided $11.4 million driven by net decreases in accounts receivable partially offset by net decreases in accounts payable and accrued expenses and other current liabilities.

Net cash used in investing activities related to capital expenditures for R&D projects and the expansion of our manufacturing operations and infrastructure in Asia and purchases of short-term investments.

Net cash provided by financing activities represented proceeds from the exercise of common stock options.

Discontinued Operations

Net cash used in operating activities related to facility payments for our former Test business.

Fiscal 2013 Liquidity and Capital Resource Outlook

We expect our fiscal 2013 capital expenditures to be $30.0 to $31.0 million of which approximately $15.0 million relate to leasehold improvements for our Singapore facility under the Agreement to Develop and Lease. Expenditures are anticipated to be used for R&D projects, enhancements to our manufacturing operations in Asia and improvements to our information technology infrastructure.

We believe that our existing cash and investments and anticipated cash flows from operations will be sufficient to meet our liquidity and capital requirements for at least the next twelve months. Our liquidity is affected by many factors, some based on normal operations of our business and others related to global economic conditions and industry uncertainties, which we cannot predict. We also cannot predict economic conditions and industry downturns or the timing, strength or duration of recoveries. We intend to continue to use our cash for working capital needs and for general corporate purposes.

We may seek, as we believe appropriate, additional debt or equity financing which would provide capital for corporate purposes, working capital funding, additional liquidity needs or to fund future growth opportunities. The timing and amount of potential capital requirements cannot be determined at this time and will depend on a number of factors, including our actual and projected demand for our products, semiconductor and semiconductor capital equipment industry conditions, competitive factors, and the condition of financial markets.

Convertible Subordinated Notes

The following table reflects debt, consisting of 0.875% Convertible Subordinated Notes ("Notes") as of September 29, 2012 and October 1, 2011:

				As of	
Rate	Payment dates of each year	Conversion price	Maturity date	September 29, 2012	October 1, 2011
				(in thousands)	
0.875%	June 1 and December 1	$ 14.36	June 1, 2012	$ -	$ 110,000
Debt discount on 0.875% Convertible Subordinated Notes due June 2012				-	(4,776)
				$ -	$ 105,224

The following table reflects the estimated fair value of the Notes as of September 29, 2012 and October 1, 2011:

	Fair value as of (1)	
Description	September 29, 2012	October 1, 2011
	(in thousands)	
0.875 % Convertible Subordinated Notes	$ -	$ 109,450
	$ -	$ 109,450

(1) In accordance with ASC No. 820, *Fair Value Measurement and Disclosures*, we rely upon observable market data such as its common stock price, interest rates, and other market factors in establishing fair value.

The following table reflects amortization expense related to issuance costs from the Notes for fiscal 2012, 2011, and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Amortization expense related to issue costs	$ 398	$ 566	$ 718

The Notes matured on June 1, 2012. Prior to maturity, holders of the Notes were entitled to convert their notes based on an initial conversion rate of approximately 69.6621 shares per $1,000 principal amount of the Notes, (equal to an initial conversion price of approximately $14.355 per share, subject to adjustment for certain events) only under specific circumstances. We had the option to elect to satisfy the conversion obligations in cash, common stock or a combination thereof. We repaid the entire principal balance of the Notes of $110.0 million plus interest of $0.5 million in cash. No common shares were issued in connection with repayment of the Notes.

Credit Facility

On April 4, 2011, Kulicke & Soffa Pte. Ltd. ("Pte"), the Company's wholly owned subsidiary, entered into a Short Term Credit Facilities Agreement (the "Facilities Agreement") with DBS Bank Ltd. ("DBS Bank"). In accordance with the Facilities Agreement, DBS Bank has agreed to make available to Pte the following banking facilities:

(i) a short-term loan facility of up to $12.0 million (the "STL Facility"); and

(ii) a revolving credit facility of up to $8.0 million (the "RC Facility").

The STL Facility was an uncommitted facility, and therefore, was cancellable by DBS Bank at any time in its sole discretion. Borrowings under the STL Facility bore interest at the Singapore Interbank Offered Rate ("SIBOR") plus 1.5%. The RC Facility was a committed facility and was available to Pte until September 10, 2013, the maturity date. Borrowings under the RC Facility bore interest at SIBOR plus 2.5%. The Facilities Agreement was entered into in order to provide support, if needed, to fund Pte's working capital requirements. Pte did not have any borrowings under the Facilities Agreement.

The Facilities Agreement and related debenture dated April 4, 2011 replaced the facilities agreement and related debenture by and between Kulicke and Soffa Global Holding Corporation, a wholly-owned subsidiary of the Company, and DBS Bank Ltd. (Labuan Branch), entered into on September 29, 2010, which were terminated as of April 4, 2011. There were no borrowings under this facilities agreement.

On March 7, 2012, Pte notified the DBS Bank to cancel the STL Facility and the RC Facility. The STL Facility and the RC Facility were subsequently cancelled in accordance with the terms of the Facilities Agreement and on April 17, 2012, the related debenture was discharged.

Agreement to Develop and Lease

On May 7, 2012, Pte entered into an Agreement to Develop and Lease (the "ADL") with DBS Trustee Limited as trustee of Mapletree Industrial Trust (the "Landlord"). Pursuant to the ADL, the Landlord agreed to develop a building at Lot 17622A Pt Mukim 18 at Serangoon North Avenue 5 (the "Building") and Pte expects to lease from the Landlord 198,134 square feet (the "Initial Premises") representing approximately 69% of the Building. The Building is estimated to be completed and ready for occupancy in the second half of 2013. Subject to approval from the relevant authorities, the Building will bear a name to be chosen by Pte.

The facility is in the process of being constructed. In accordance with ASC No. 840, *Leases*, we are considered to be the owner of the building during the construction phase due to our involvement in the asset construction. The estimated construction costs incurred to date in relation to the relevant proportion of our lease are recognized on balance sheet as at September 29, 2012. Applicable ground lease expense was accrued. See Note 11 of Item 8 for additional details.

Other Obligations and Contingent Payments

In accordance with U.S. generally accepted accounting principles, certain obligations and commitments are not required to be included in the Consolidated Balance Sheets and Statements of Operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on our liquidity. Certain of the following commitments as of September 29, 2012 are appropriately not included in the Consolidated Balance Sheets and Statements of Operations included in this Form 10-K; however, they have been disclosed in the following table for additional information.

The following table reflects obligations and contingent payments under various arrangements as of September 29, 2012:

		Payments due by fiscal period			
(in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Current and long-term liabilities:					
Pension plan obligations	3,829	-	-	-	3,829
Severance (1)	4,815	2,840	608	-	1,367
Obligations related to Chief Executive Officer transition (2)	301	293	8	-	-
Operating lease retirement obligations	2,391	1,137	397	20	837
Long-term income taxes payable	1,864	-	-	-	1,864
Total Obligations and Contingent Payments reflected on the Consolidated Financial Statements	$ 13,200	$ 4,270	$ 1,013	$ 20	$ 7,897
Contractual Obligations:					
Inventory purchase obligations (3)	69,977	69,977	-	-	-
Operating lease obligations (4)	23,960	8,532	7,519	5,735	2,174
Total Obligations and Contingent Payments not reflected on the Consolidated Financial Statements	$ 93,937	$ 78,509	$ 7,519	$ 5,735	$ 2,174

(1) In accordance with regulations in some of our foreign subsidiaries, we are required to provide for severance obligations that are payable when an employee leaves the Company.

(2) In connection with the September 2010 retirement of our former Chief Executive Officer, we entered into a three year consulting arrangement with him.

(3) We order inventory components in the normal course of our business. A portion of these orders are non-cancelable and a portion may have varying penalties and charges in the event of cancellation.

(4) We have minimum rental commitments under various leases (excluding taxes, insurance, maintenance and repairs, which are also paid by us) primarily for various facility and equipment leases, which expire periodically through 2018 (not including lease extension options, if applicable).

Under the ADL we expect Pte to enter into a lease agreement. The term for the rental of the Initial Premises is expected to be 10 years. Pte will have the option to renew for two additional 10 year terms. The combined annual rent and service charge for the Initial Term ranges between approximately $4.0 to $5.0 million Singapore dollars. Subject to renting a minimum amount of space, Pte will have a right of first refusal for all space that becomes available in the Building and the Landlord has agreed to make available a certain amount of additional space for rental at our option which may be exercised at certain points during the second half of the Initial Term. Subject to renting a minimum amount of space for a certain period, Pte will have partial surrender rights. In addition, Pte will have termination rights after renting the Initial Premises for a certain period of time. The lease agreement is not in effect as of the date of this report.

Off-Balance Sheet Arrangements

On May 9, 2012, Pte obtained a Bank Guarantee from DBS Bank in the amount of $3.4 million Singapore dollars. Pte furnished the Bank Guarantee to Mapletree Industrial Trust in lieu of a cash deposit in connection with building and leasing of a new facility in Singapore as discussed above.

We currently do not have any off-balance sheet arrangements such as derivatives, contingent interests or obligations associated with variable interest entities.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our available-for-sale securities, if applicable, may consist of short-term investments in highly rated debt instruments of the U.S. Government and its agencies, financial institutions, and corporations. We continually monitor our exposure to changes in interest rates and credit ratings of issuers with respect to any available-for-sale securities and target an average life to maturity of less than eighteen months. Accordingly, we believe that the effects to us of changes in interest rates and credit ratings of issuers are limited and would not have a material impact on our financial condition or results of operations. As of September 29, 2012, we had no available-for-sale investments.

Foreign Currency Risk

Our international operations are exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location's functional currency. We are also exposed to foreign currency fluctuations that impact the remeasurement of net monetary assets of those operations whose functional currency, the U.S. dollar, differs from their respective local currencies, most notably in Israel, Malaysia, Singapore and Switzerland. In addition to net monetary remeasurement, we have exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into our reporting currency, the U.S. dollar, most notably in China, Taiwan and Japan. Our U.S. operations also have foreign currency exposure due to net monetary assets denominated in currencies other than the U.S. dollar.

Based on our overall currency rate exposure as of September 29, 2012, a near term 10.0% appreciation or depreciation in the foreign currency portfolio to the U.S. dollar could impact on our financial position, results of operations or cash flows by $4.0 to $5.0 million. Our board of directors has granted management with limited authority to enter into foreign exchange forward contracts and other instruments designed to minimize the short term impact currency fluctuations have on our business. We may enter into foreign exchange forward contracts and other instruments in the future; however, our attempts to hedge against these risks may not be successful and may result in a material adverse impact on our financial results and cash flow. We had no foreign exchange forward contracts or other instruments as of September 29, 2012.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Kulicke and Soffa Industries, Inc. listed in the index appearing under Item 15 (a)(1) herein are filed as part of this Report under this Item 8.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kulicke and Soffa Industries, Inc.:

In our opinion, the accompanying consolidated balance sheet as of September 29, 2012 and related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended present fairly, in all material respects, the financial position of Kulicke and Soffa Industries, Inc., and its subsidiaries (the "Company") at September 29, 2012, and the results of their operations and their cash flows for the year ended September 29, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended September 29, 2012 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 29, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Singapore
November 19, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kulicke and Soffa Industries, Inc.:

In our opinion, the consolidated balance sheet as of October 1, 2011 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended October 1, 2011 present fairly, in all material respects, the financial position of Kulicke and Soffa Industries, Inc., and its subsidiaries (the "Company") at October 1, 2011, and the results of their operations and their cash flows for each of the two years in the period ended October 1, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended October 1, 2011 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
December 8, 2011

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	As of	
	September 29, 2012	October 1, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 440,244	$ 378,188
Short-term investments	-	6,364
Accounts and notes receivable, net of allowance for doubtful accounts of $937 and $2,194, respectively	188,986	138,649
Inventories, net	58,994	73,092
Prepaid expenses and other current assets	21,577	21,897
Deferred income taxes	3,515	1,651
Total current assets	713,316	619,841
Property, plant and equipment, net	28,441	26,501
Goodwill	41,546	41,546
Intangible assets	20,387	29,565
Other assets	11,919	10,938
TOTAL ASSETS	$ 815,609	$ 728,391
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ -	$ 105,224
Accounts payable	57,231	36,321
Accrued expenses and other current liabilities	57,946	43,528
Earnout agreement payable (Note 4)	-	14,848
Income taxes payable	8,192	14,261
Total current liabilities	123,369	214,182
Deferred income taxes	37,875	32,065
Other liabilities	10,698	12,267
TOTAL LIABILITIES	171,942	258,514
Commitments, contingent liabilities and concentrations (Note 11)		
Shareholders' equity:		
Preferred stock, without par value:		
Authorized 5,000 shares; issued - none	-	-
Common stock, no par value:		
Authorized 200,000 shares; issued 79,099 and 77,733, respectively; outstanding 74,145 and 72,779 shares, respectively	455,122	441,749
Treasury stock, at cost, 4,954 shares	(46,356)	(46,356)
Accumulated income	232,520	71,940
Accumulated other comprehensive income	2,381	2,544
TOTAL SHAREHOLDERS' EQUITY	643,667	469,877
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 815,609	$ 728,391

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal		
	2012	2011	2010
Net revenue	$ 791,023	$ 830,401	$ 762,784
Cost of sales	423,633	442,492	427,111
Gross profit	367,390	387,909	335,673
Selling, general and administrative	124,718	152,714	130,978
Research and development	63,446	65,135	56,660
Operating expenses	188,164	217,849	187,638
Income from operations	179,226	170,060	148,035
Interest income	833	648	403
Interest expense	(5,808)	(8,280)	(8,333)
Income from operations before income tax	174,251	162,428	140,105
Provision (benefit) for income taxes	13,671	34,818	(2,037)
Net income	$ 160,580	$ 127,610	$ 142,142
Income per share: (see Note 7)			
Basic	$ 2.17	$ 1.77	$ 2.01
Diluted	$ 2.13	$ 1.73	$ 1.92
Weighted average shares outstanding:			
Basic	73,887	71,820	70,012
Diluted	75,502	73,341	73,548

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 160,580	$ 127,610	$ 142,142
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	17,265	17,761	17,531
Amortization of debt discount and debt issuance costs	5,174	7,315	6,976
Equity-based compensation and employee benefits	8,511	7,496	8,949
Excess tax benefits from stock-based compensation arrangements	(1,537)	-	-
Provision for doubtful accounts	(1,239)	1,219	32
Provision for inventory valuation	6,060	6,701	1,519
Deferred taxes	3,964	19,773	(4,735)
Impairment of building and building improvements	206	3,002	-
Switzerland pension plan curtailment	(1,690)	-	-
Changes in operating assets and liabilities, net of businesses acquired or sold:			
Accounts and notes receivable	(49,111)	55,313	(101,098)
Inventory	8,144	(6,122)	(34,065)
Prepaid expenses and other current assets	(46)	(5,621)	(4,654)
Accounts payable, accrued expenses and other current liabilities	33,550	(43,449)	54,080
Income taxes payable	(6,071)	13,063	(322)
Other, net	209	(1,804)	1,283
Net cash provided by continuing operations	183,969	202,257	87,638
Net cash used in discontinued operations	(1,498)	(1,861)	(1,839)
Net cash provided by operating activities	182,471	200,396	85,799
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(6,902)	(7,688)	(6,271)
Proceeds from sale of property, plant, and equipment	-	-	4,621
Sales (purchase) of investments classified as available-for-sale	6,364	(3,655)	(2,985)
Purchase of Orthodyne	(14,848)	-	-
Changes in restricted cash, net	-	237	44
Net cash used in continuing operations	(15,386)	(11,106)	(4,591)
Net cash used in discontinued operations	-	-	(1,838)
Net cash used in investing activities	(15,386)	(11,106)	(6,429)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of common stock options	3,325	9,296	2,872
Payments on borrowings	(110,000)	-	(48,964)
Net proceeds from sale of common stock	-	-	(29)
Excess tax benefits from stock-based compensation arrangements	1,537	-	-
Net cash (used in) provided by financing activities	(105,138)	9,296	(46,121)
Effect of exchange rate changes on cash and cash equivalents	109	1,490	303
Changes in cash and cash equivalents	62,056	200,076	33,552
Cash and cash equivalents at beginning of period	378,188	178,112	144,560
Cash and cash equivalents at end of period	$ 440,244	$ 378,188	$ 178,112
CASH PAID DURING THE PERIOD FOR:			
Interest	$ 633	$ 963	$ 1,452
Income taxes	$ 10,854	$ 11,466	$ 3,119

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock										
	Shares		Amount		Treasury Stock		Accumulated Income (Deficit)		Accumulated Other Comprehensive Income		Shareholders' Equity
Balances as of October 3, 2009	69,415	$	413,092	$	(46,356)	$	(197,812)	$	1,879	$	170,803
Employer contribution to the Company's 401(k) plan	212		1,384		-		-		-		1,384
Issuance of stock for services rendered	114		720		-		-		-		720
Exercise of stock options	502		2,872		-		-		-		2,872
Issuance of shares for time-based restricted stock	232		-		-		-		-		-
Equity-based compensation expense	-		5,676		-		-		-		5,676
Costs related to prior year sale of common stock	-		(29)		-		-		-		(29)
Components of comprehensive income:											
Net income	-		-		-		142,142		-		142,142
Translation adjustment	-		-		-		-		1,021		1,021
Unamortized pension costs	-		-		-		-		(2,109)		(2,109)
Total comprehensive income	-		-		-		142,142		(1,088)		141,054
Balances as of October 2, 2010	70,475	$	423,715	$	(46,356)	$	(55,670)	$	791	$	322,480
Employer contribution to the Company's 401(k) plan	42		279		-		-		-		279
Issuance of stock for services rendered	90		720		-		-		-		720
Exercise of stock options	1,245		9,296		-		-		-		9,296
Issuance of shares for time-based restricted stock	927		-		-		-		-		-
Excess tax benefits from stock based compensation	-		2,099		-		-		-		2,099
Equity-based compensation expense	-		5,640		-		-		-		5,640
Components of comprehensive income:											
Net income	-		-		-		127,610		-		127,610
Translation adjustment	-		-		-		-		1,022		1,022
Unamortized pension costs	-		-		-		-		731		731
Total comprehensive income	-		-		-		127,610		1,753		129,363
Balances as of October 1, 2011	72,779	$	441,749	$	(46,356)	$	71,940	$	2,544	$	469,877
Issuance of stock for services rendered	78		720		-		- -		-		720
Exercise of stock options	436		3,325		-		-		-		3,325
Issuance of shares for time-based restricted stock	852		-		-		-		-		-
Excess tax benefits from stock based compensation	-		1,537		-		-		-		1,537
Equity-based compensation expense	-		7,791		-		-		-		7,791
Components of comprehensive income:											
Net income	-		-		-		160,580		-		160,580
Translation adjustment	-		-		-		-		207		207
Unamortized pension costs	-		-		-		-		(370)		(370)
Total comprehensive income	-		-		-		160,580		(163)		160,417
Balances as of September 29, 2012	74,145	$	455,122	$	(46,356)	$	232,520	$	2,381	$	643,667

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

Basis of Consolidation

These consolidated financial statements include the accounts of Kulicke and Soffa Industries, Inc. and its subsidiaries (the "Company"), with appropriate elimination of intercompany balances and transactions.

As of October 4, 2009, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 470.20, *Debt, Debt With Conversion Options* ("ASC 470.20"), which requires issuers of convertible debt instruments that may be settled in cash upon conversion to initially record the liability and equity components of the convertible debt separately. The Company adopted the provisions of ASC 470.20 on a retrospective basis (see Note 5).

Fiscal Year

Each of the Company's first three fiscal quarters ends on the Saturday that is 13 weeks after the end of the immediately preceding fiscal quarter. The fourth quarter of each fiscal year ends on the Saturday closest to September 30th. In fiscal years consisting of 53 weeks, the fourth quarter will consist of 14 weeks. The fiscal year end for 2012, 2011, and 2010 ended on September 29, 2012, October 1, 2011, and October 2, 2010, respectively.

Nature of Business

The Company designs, manufactures and sells capital equipment and expendable tools as well as services, maintains, repairs and upgrades equipment, all used to assemble semiconductor devices. The Company's operating results depend upon the capital and operating expenditures of semiconductor manufacturers and outsourced semiconductor assembly and test providers ("OSATs") worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is highly volatile and experiences downturns and slowdowns which have a severe negative effect on the semiconductor industry's demand for semiconductor capital equipment, including assembly equipment manufactured and sold by the Company and, to a lesser extent, expendable tools, including those sold by the Company. These downturns and slowdowns have in the past adversely affected the Company's operating results. The Company believes such volatility will continue to characterize the industry and the Company's operations in the future.

Use of Estimates

The preparation of consolidated financial statements requires management to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, net revenue and expenses during the reporting periods, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. On an on-going basis, management evaluates estimates, including but not limited to, those related to accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets and deferred tax liabilities, repatriation of un-remitted foreign subsidiary earnings, equity-based compensation expense, restructuring, and warranties. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of its assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates, and on an ongoing basis, management evaluates these estimates. Actual results may differ from these estimates under different assumptions or conditions.

Vulnerability to Certain Concentrations

Financial instruments which may subject the Company to concentrations of credit risk as of September 29, 2012 and October 1, 2011 consisted primarily of short-term investments and trade receivables. The Company manages credit risk associated with investments by investing its excess cash in highly rated debt instruments of the U.S. Government and its agencies, financial institutions, and corporations. The Company has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified as appropriate. The Company does not have any exposure to sub-prime financial instruments or auction rate securities.

The Company's trade receivables result primarily from the sale of semiconductor equipment, related accessories and replacement parts, and expendable tools to a relatively small number of large manufacturers in a highly concentrated industry. Write-offs of uncollectible accounts have historically not been significant; however, the Company closely monitors its customers' financial strength to reduce the risk of loss.

The Company's products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. The Company relies on subcontractors to manufacture many of these components and subassemblies and it relies on sole source suppliers for some important components and raw material inventory.

The Company's international operations are exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location's functional currency. The Company is also exposed to foreign currency fluctuations that impact the remeasurement of net monetary assets of those operations whose functional currency, the U.S. dollar, differs from their respective local currencies, most notably in Israel, Malaysia, Singapore and Switzerland. In addition to net monetary remeasurement, the Company has exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into our reporting currency, the U.S. dollar, most notably in China, Taiwan and Japan. The Company's U.S. operations also have foreign currency exposure due to net monetary assets denominated in currencies other than the U.S. dollar.

Foreign Currency Translation

The majority of the Company's business is transacted in U.S. dollars; however, the functional currencies of some of the Company's subsidiaries are their local currencies. In accordance with ASC No. 830, *Foreign Currency Matters* ("ASC 830"), for a subsidiary of the Company that has a functional currency other than the U.S. dollar, gains and losses resulting from the translation of the functional currency into U.S. dollars for financial statement presentation are not included in determining net income, but are accumulated in the cumulative translation adjustment account as a separate component of shareholders' equity (accumulated other comprehensive income (loss)). Under ASC 830, cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. Gains and losses resulting from foreign currency transactions are included in the determination of net income.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents are measured at fair value based on level one measurement, or quoted market prices, as defined by ASC No. 820, *Fair Value Measurements and Disclosures* ("ASC 820"). As of September 29, 2012 and October 1, 2011, fair value approximated the cost basis for cash equivalents.

Investments

Investments, other than cash equivalents, are classified as "trading," "available-for-sale" or "held-to-maturity", in accordance with ASC No. 320, *Investments-Debt & Equity Securities* and depending upon the nature of the investment, its ultimate maturity date in the case of debt securities, and management's intentions with respect to holding the securities. Investments classified as "trading" are reported at fair market value, with unrealized gains or losses included in earnings. Investments classified as "available-for-sale" are reported at fair market value, with net unrealized gains or losses reflected as a separate component of shareholders' equity (accumulated other comprehensive income (loss)). The fair market value of trading and available-for-sale securities is determined using quoted market prices at the balance sheet date. Investments classified as held-to-maturity are reported at amortized cost. Realized gains and losses are determined on the basis of specific identification of the securities sold.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from its customers' failure to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company is also subject to concentrations of customers and sales to a few geographic locations, which could also impact the collectability of certain receivables. If global economic conditions deteriorate or political conditions were to change in some of the countries where the Company does business, it could have a significant impact on the results of operations, and the Company's ability to realize the full value of its accounts receivable.

Inventories

Inventories are stated at the lower of cost (on a first-in first-out basis) or market value. The Company generally provides reserves for obsolete inventory and for inventory considered to be in excess of demand. In addition, inventory purchase commitments in excess of demand are generally recorded as accrued expense. Demand is generally defined as eighteen months future consumption for equipment, 24 months consumption for all spare parts, and twelve months consumption for expendable tools. Forecasted demand is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at customers' facilities. The Company communicates forecasts of its future demand to its suppliers and adjusts commitments to those suppliers accordingly. If required, the Company reserves the difference between the carrying value of its inventory and the lower of cost or market value, based upon assumptions about future demand, and market conditions. If actual market conditions are less favorable than projections, additional inventory reserves may be required.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. The cost of additions and those improvements which increase the capacity or lengthen the useful lives of assets are capitalized while repair and maintenance costs are expensed as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives as follows: buildings 25 years; machinery and equipment 3 to 10 years; and leasehold improvements are based on the shorter of the life of lease or life of asset. Purchased computer software costs related to business and financial systems are amortized over a five year period on a straight-line basis.

Valuation of Long-Lived Assets

In accordance with ASC No. 360, *Property, Plant & Equipment* ("ASC 360"), the Company's property, plant and equipment is tested for impairment based on undiscounted cash flows when triggering events occur, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. ASC 360 also provides a single accounting model for long-lived assets to be disposed of by sale and establishes additional criteria that would have to be met to classify an asset as held for sale. The carrying amount of an asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Estimates of future cash flows used to test the recoverability of a long-lived asset or asset group must incorporate the entity's own assumptions about its use of the asset or asset group and must factor in all available evidence.

ASC 360 requires that long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Such events include significant under-performance relative to the expected historical or projected future operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends and significant changes in market capitalization.

Accounting for Impairment of Goodwill

The Company operates two reportable segments: Equipment and Expendable Tools. Goodwill was recorded in 2009 for the acquisition of Orthodyne Electronics Inc., which added wedge bonder products to the Equipment business.

Accounting Standard Update ("ASU") 2011-08, *Testing Goodwill for Impairment* provides companies with the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, after assessing the qualitative factors, a company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary. However, if a company concludes otherwise, then it is required to perform the first step of the two-step goodwill impairment test. If the carrying value of a reporting unit exceeds its fair value, then a company is required to perform the second step of the two-step goodwill impairment test.

The Company chose to skip the qualitative assessment and proceed directly to performing the quantitative evaluation of the fair value of the goodwill of the reporting unit, to compare against the carrying value of the goodwill recorded in the books. If the fair value exceeds the carrying value, there is no impairment. Any excess carrying value is equal to the goodwill impairment charge.

As part of the annual evaluation of the goodwill, the Company performs an impairment test of its goodwill in the fourth quarter of each fiscal year to coincide with the completion of our annual forecasting process. The Company tests for impairment if a "triggering" event occurs that may have the effect of reducing the fair value of a reporting unit below its respective carrying value.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact the assumptions as to prices, costs, growth rates or other factors that may result in changes in the estimates of future cash flows. Although the Company believes the assumptions that it has used in testing for impairment are reasonable, significant changes in any one of the assumptions could produce a significantly different result. Indicators of potential impairment may lead the Company to perform interim goodwill impairment assessments including, significant and unforeseen customer losses, a significant adverse change in legal factors or in the business climate, a significant adverse action or assessment by a regulator, a significant stock price decline or unanticipated competition.

For further information on goodwill and other intangible assets, see Note 4 below.

Revenue Recognition

In accordance with ASC No. 605, *Revenue Recognition*, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectability is reasonably assured, and equipment installation obligations have been completed and customer acceptance, when applicable, has been received or otherwise released from installation or customer acceptance obligations. If terms of the sale provide for a customer acceptance period, revenue is recognized upon the expiration of the acceptance period or customer acceptance, whichever occurs first. The Company's standard terms are Ex Works (the Company's factory), with title transferring to its customer at the Company's loading dock or upon embarkation. The Company has a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract.

Shipping and handling costs billed to customers are recognized in net revenue. Shipping and handling costs paid by the Company are included in cost of sales.

Research and Development

The Company charges research and development costs associated with the development of new products to expense when incurred. In certain circumstances, pre-production machines which the Company intends to sell are carried as inventory until sold.

Income Taxes

In accordance with ASC No. 740, *Income Taxes* ("ASC 740"), deferred income taxes are determined using the liability method. The Company records a valuation allowance to reduce its deferred tax assets to the amount it expects is more likely than not to be realized. While the Company has considered future taxable income and its ongoing tax planning strategies in assessing the need for the valuation allowance, if it were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made.

In accordance with ASC No. 740 Topic 10, *Income Taxes, General* ("ASC 740.10"), the Company accounts for uncertain tax positions taken or expected to be taken in its income tax return. Under ASC 740.10, the Company utilizes a two-step approach for evaluating uncertain tax positions. Step one, or recognition, requires a company to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, or measurement, is based on the largest amount of benefit, which is more likely than not to be realized on settlement with the taxing authority.

Equity-Based Compensation

The Company accounts for equity-based compensation under the provisions of ASC No. 718, *Compensation - Stock Compensation* ("ASC 718"). ASC 718 requires the recognition of the fair value of the equity-based compensation in net income. Compensation expense associated with market-based restricted stock is determined using a Monte-Carlo valuation model, and compensation expense associated with time-based and performance-based restricted stock is determined based on the number of shares granted and the fair value on the date of grant. The fair value of the Company's stock option awards are estimated using a Black-Scholes option valuation model. In addition, the calculation of equity-based compensation costs requires that the Company estimate the number of awards that will be forfeited during the vesting period. The fair value of equity-based awards is amortized over the vesting period of the award and the Company elected to use the straight-line method for awards granted after the adoption of ASC 718.

Earnings per Share

Earnings per share ("EPS") are calculated in accordance with ASC No. 260, *Earnings per Share*. Basic EPS include only the weighted average number of common shares outstanding during the period. Diluted EPS includes the weighted average number of common shares and the dilutive effect of stock options, restricted stock and share unit awards and convertible subordinated notes outstanding during the period, when such instruments are dilutive.

In accordance with ASC No. 260.10.55, *Earnings per Share - Implementation & Guidance* ("ASC 260.10.55"), the Company treats all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends as participating in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted EPS must be applied. The Company adopted ASC 260.10.55 on October 4, 2009 (see Note 7).

Recent Accounting Pronouncements

Disclosure about Offsetting Assets and Liabilities

In December 2011, the FASB issued Accounting Standard Update 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements (such as enforceable master netting arrangement or similar agreement). This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and will be applied retrospectively for all comparative periods presented.

Amendment to Comprehensive Income

In January 2012, the FASB issued ASU 2011-12 *Comprehensive Income (Topic 220):Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). ASU 2011-12 superseded certain pending paragraphs in ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"), to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-12 amendments will be temporary to allow the FASB time to re-deliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements. ASU 2011-12 is effective for fiscal years beginning after December 15, 2011.

NOTE 2: RESTRUCTURING

During fiscal 2010, the Company committed to a plan to reduce its Irvine, California workforce by approximately 60 employees over a period of approximately 26 months. As part of this workforce reduction plan, substantially all of the Company's California-based wedge bonder manufacturing, as well as certain administrative functions, have been transferred to the Company's facilities in Asia. The California-based wedge bonder transfer to Asia is substantially complete at the end of fiscal 2012. In addition, the Company has transitioned certain of its other U.S.-based operations to Asia.

The following table reflects severance activity during fiscal 2012 and fiscal 2011:

(in thousands)	Fiscal 2012		Fiscal 2011	
Accrual for estimated severance and benefits, beginning of period	$	1,834	$	2,395
Provision for severance and benefits: Equipment segment (1)		1,658		1,942
Provision for severance and benefits: Expendable Tools segment (1)		83		508
Payment of severance and benefits		(1,943)		(3,011)
Accrual for estimated severance and benefits, end of period (2)	$	1,632	$	1,834

(1) Provision for severance and benefits is the total amount expected to be incurred and is included within selling, general and administrative expenses on the Consolidated Statements of Operations.

(2) Included within accrued expenses and other current liabilities on the Consolidated Balance Sheets. For fiscal 2012 and 2011, in addition to these restructuring amounts, the Company had other severance obligations included within accrued expenses and other current liabilities and other liabilities on the Consolidated Balance Sheets.

NOTE 3: BALANCE SHEET COMPONENTS

The following tables reflect the components of significant balance sheet accounts as of September 29, 2012 and October 1, 2011:

(in thousands)	September 29, 2012	October 1, 2011
Short term investments, available-for-sale:		
Deposits maturing within one year (1)	$ -	$ 6,364
	$ -	$ 6,364
Inventories, net:		
Raw materials and supplies	$ 26,660	$ 45,883
Work in process	23,352	26,237
Finished goods	27,599	16,071
	77,611	88,191
Inventory reserves	(18,617)	(15,099)
	$ 58,994	$ 73,092
Property, plant and equipment, net:		
Land	$ 2,086	$ 2,086
Buildings and building improvements (2)	4,830	5,026
Leasehold improvements	16,005	15,389
Data processing equipment and software	23,819	22,804
Machinery, equipment, furniture and fixtures	40,580	38,327
Construction in progress (3)	3,219	-
	90,539	83,632
Accumulated depreciation	(62,098)	(57,131)
	$ 28,441	$ 26,501
Accrued expenses and other current liabilities:		
Wages and benefits	$ 18,734	$ 17,313
Accrued customer obligations (4)	22,984	11,388
Commissions and professional fees (5)	2,776	3,293
Severance (6)	2,840	3,083
Short-term facility accrual related to discontinued operations (Test)	-	1,564
Other	10,612	6,887
	$ 57,946	$ 43,528

(1) All short-term investments were classified as available-for-sale and were measured at fair value based on level one measurement, or quoted market prices, as defined by ASC 820. As of September 29, 2012 and October 1, 2011, fair value approximated the cost basis for short-term investments. The Company did not recognize any realized gains or losses on the sale of investments during fiscal 2012 or 2011.

(2) In accordance with ASC 360, due to unfavorable real estate trends and the Company's transition of die bonder manufacturing from Berg, Switzerland to Asia, the Company recorded a $3.0 million write down in value for its building in Berg in fiscal 2011. Following the approval of the Board of Directors on February 14, 2012 to sell the building in Berg, the Company recorded an additional $0.2 million write down to reduce the value of the building to fair value less cost to sell for the year ended September 29, 2012, as a result of its classification as an asset held for sale. The building is on the market and a sale is expected to be completed within one year. In accordance with ASC 820, the Company relies upon level two measurement or observable market data such as market prices of similar buildings in Berg and other market factors in establishing fair value.

(3) Pursuant to ASC No. 840, *Leases,* for lessee's involvement in asset construction, the Company is considered the owner of the building during the construction phase for the Agreement to Develop and Lease facility being developed by Mapletree Industrial Trust in Singapore - see Note 11. The estimated construction costs incurred to date in relation to the relevant proportion of the Company's lease is recognized on balance sheet as at September 29, 2012. Applicable ground lease expense was accrued.

(4) Represents customer advance payments, customer credit program, accrued warranty expense and accrued retrofit costs.

(5) Balances as of September 29, 2012 and October 1, 2011 include nil and $0.3 million, respectively, of liability classified stock compensation expenses in connection with the September 2010 retirement of the Company's former Chief Executive Officer ("CEO"). In addition, balances for both periods include $0.3 million related to his three year consulting arrangement, and $0.0 million and $0.3 million were recorded within other liabilities related to the long term portion of his consulting agreement as of September 29, 2012 and October 1, 2011, respectively.

(6) Total severance payable within the next twelve months includes the restructuring plan discussed in Note 2 and approximately $1.2 million of other severance not part of the Company's plan for transition and consolidation of operations to Asia.

NOTE 4: GOODWILL AND INTANGIBLE ASSETS

Goodwill

On October 3, 2008, the Company completed the acquisition of Orthodyne Electronics Corporations ("Orthodyne") and agreed to pay Orthodyne an additional amount in the future based upon the gross profit realized by the acquired business over a three year period from date of acquisition pursuant to an Earnout Agreement entered into in connection with the acquisition. At the end of fiscal 2011, the Company accrued $14.8 million as an adjustment to goodwill which was paid in the first quarter of fiscal 2012.

The following table reflects Goodwill as of September 29, 2012 and October 1, 2011:

	As of	
(in thousands)	September 29, 2012	October 1, 2011
Beginning of period, Goodwill	$ 41,546	$ 26,698
Increase to Goodwill for Earnout	-	14,848
End of period, Goodwill	$ 41,546	$ 41,546

Following the acquisition of Orthodyne, we added wedge bonder products to the Equipment business. Intangible assets classified as goodwill are not amortized. The Company performs an annual impairment test of its goodwill during the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting process. The Company performed its annual impairment test in the fourth quarter of fiscal 2012 and concluded that no impairment charge was required. The Company also tests for impairment if a "triggering" event occurs that may have the effect of reducing the fair value of a reporting unit below its respective carrying value.

Intangible Assets

Intangible assets with determinable lives are amortized over their estimated useful lives. The Company's intangible assets consist primarily of wedge bonder developed technology and customer relationships.

The following table reflects net intangible assets as of September 29, 2012 and October 1, 2011:

(dollar amounts in thousands)	As of September 29, 2012	As of October 1, 2011	Average estimated useful lives (in years)
Wedge bonder developed technology	$ 33,200	$ 33,200	7.0
Accumulated amortization	(18,973)	(14,230)	
Net wedge bonder developed technology	14,227	18,970	
Wedge bonder customer relationships	19,300	19,300	5.0
Accumulated amortization	(15,440)	(11,580)	
Net wedge bonder customer relationships	3,860	7,720	
Wedge bonder trade name	4,600	4,600	8.0
Accumulated amortization	(2,300)	(1,725)	
Net wedge bonder trade name	2,300	2,875	
Wedge bonder other intangible assets	2,500	2,500	1.9
Accumulated amortization	(2,500)	(2,500)	
Net wedge bonder other intangible assets	-	-	
Net intangible assets	$ 20,387	$ 29,565	

The following table reflects estimated annual amortization expense related to intangible assets as of September 29, 2012:

(in thousands)	
Fiscal 2013	9,178
Fiscal 2014	5,318
Fiscal 2015	5,318
Fiscal 2016	573
Total amortization expense	$ 20,387

NOTE 5: DEBT AND OTHER OBLIGATIONS

The following table reflects debt consisting of Convertible Subordinated Notes as of September 29, 2012 and October 1, 2011:

Rate	Payment date of each year	Conversion price	Maturity date	As of September 29, 2012	As of October 1, 2011
				(in thousands)	
0.875%	June 1 and December 1	$ 14.36	June 1, 2012	$ -	$ 110,000
	Debt discount on 0.875% Convertible Subordinated Notes due June 2012			$ -	(4,776)
				$ -	$ 105,224

The following table reflects the estimated fair value of the Company's Convertible Subordinated Notes as of September 29, 2012 and October 1, 2011:

	Fair value as of (1)	
Description	September 29, 2012	October 1, 2011
	(in thousands)	
0.875% Convertible Subordinated Notes	$ -	$ 109,450

(1) In accordance with ASC 820, the Company relies upon observable market data such as its common stock price, interest rates, and other market factors in establishing fair value.

The following table reflects amortization expense related to issue costs from the Company's Convertible Subordinated Notes for fiscal 2012, 2011 and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Amortization expense related to issue costs	$ 398	$ 566	$ 718

0.875% Convertible Subordinated Notes

The 0.875% Convertible Subordinated Notes (the "Notes") matured on June 1, 2012. Prior to maturity, holders of the Notes were entitled to convert their notes based on an initial conversion rate of approximately 69.6621 shares per $1,000 principal amount of notes (equal to an initial conversion price of approximately $14.355 per share, subject to adjustment for certain events) only under specific circumstances. The Company had the option to elect to satisfy the conversion obligations in cash, common stock or a combination thereof. The Company repaid the entire principal balance of the Notes of $110.0 million plus interest of $0.5 million in cash. No common shares were issued in connection with repayment of the Notes.

The Notes were not redeemable at the Company's option. Holders of the Notes did not have the right to require the Company to repurchase their Notes prior to maturity except in connection with the occurrence of certain fundamental change transactions. The Notes could have been accelerated upon an event of default as described in the Indenture and would have been accelerated upon bankruptcy, insolvency, appointment of a receiver and similar events with respect to the Company.

The Company adopted ASC 470.20, *Debt, Debt with Conversion Options*, which requires that issuers of convertible debt that may be settled in cash upon conversion record the liability and equity components of the convertible debt separately. The liability component of the Company's Notes was classified as debt and the equity component of the Notes was classified as common stock on the Company's Consolidated Balance Sheets.

Credit Facility

On April 4, 2011, Kulicke & Soffa Pte. Ltd. ("Pte"), the Company's wholly owned subsidiary, entered into a Short Term Credit Facilities Agreement (the "Facilities Agreement") with DBS Bank Ltd. ("DBS Bank"). In accordance with the Facilities Agreement, DBS Bank has agreed to make available to Pte the following banking facilities:

(i) a short-term loan facility of up to $12.0 million (the "STL Facility"); and

(ii) a revolving credit facility of up to $8.0 million (the "RC Facility").

The STL Facility was an uncommitted facility, and therefore, was cancellable by DBS Bank at any time in its sole discretion. Borrowings under the STL Facility bore interest at the Singapore Interbank Offered Rate ("SIBOR") plus 1.5%. The RC Facility was a committed facility and was available to Pte until September 10, 2013, the maturity date. Borrowings under the RC Facility bore interest at SIBOR plus 2.5%. The Facilities Agreement was entered into in order to provide support, if needed, to fund Pte's working capital requirements. Pte did not have any borrowings under the Facilities Agreement.

The Facilities Agreement and related debenture dated April 4, 2011 replaced the facilities agreement and related debenture by and between Kulicke and Soffa Global Holding Corporation, a wholly-owned subsidiary of the Company, and DBS Bank Ltd. (Labuan Branch), entered into on September 29, 2010, which were terminated as of April 4, 2011. There were no borrowings under this facilities agreement.

On March 7, 2012, Pte notified the DBS Bank to cancel the STL Facility and the RC Facility. The STL Facility and the BC Facility were subsequently cancelled in accordance with the terms of the Facilities Agreement, and on April 17, 2012, the related debenture was discharged.

Bank Guarantee

On May 9, 2012, Pte obtained a bank guarantee ("Bank Guarantee") from DBS Bank in the amount of $3.4 million Singapore dollars. Pte furnished the Bank Guarantee to Mapletree Industrial Trust in lieu of a cash deposit in connection with building and leasing of a new facility in Singapore.

NOTE 6: SHAREHOLDERS' EQUITY AND EMPLOYEE BENEFIT PLANS

Common Stock and 401(k) Retirement Income Plan

The Company has a 401(k) retirement income plan (the "Plan") for its employees. Historically, the Company's matching contributions to the Plan were made in the form of issued and contributed shares of Company common stock; however, beginning January 2, 2011, matching contributions to the Plan are made in cash instead of stock. The Plan allows for employee contributions and matching Company contributions up to 4% or 6% of the employee's contributed amount, based upon years of service.

The following table reflects the Company's matching contributions to the Plan which were made in the form of issued and contributed shares of common stock or cash, as applicable, during fiscal 2012 and 2011:

	Fiscal			
(in thousands)	2012		2011	
Number of common shares		N/A		42
Fair value based upon market price at date of distribution		N/A	$	279
Cash	$	1,707	$	1,462

Accumulated Other Comprehensive Income

The following table reflects accumulated other comprehensive income reflected on the Consolidated Balance Sheets as of September 29, 2012 and October 1, 2011:

	As of			
(in thousands)	September 29, 2012		October 1, 2011	
Gain from foreign currency translation adjustments	$	2,996	$	2,789
Unrecognized actuarial (loss) gain, Switzerland pension plan, net of tax		(227)		143
Switzerland pension plan curtailment		(388)		(388)
Accumulated other comprehensive income	$	2,381	$	2,544

The following table reflects the components of comprehensive income for fiscal 2012 and 2011:

	Fiscal		
(in thousands)	2012	2011	2010
Net income	$ 160,580	$ 127,610	$ 142,142
Gain from foreign currency translation adjustments	207	1,022	1,021
Unrecognized actuarial (loss) gain, Switzerland pension plan, net of tax	(370)	731	(2,109)
Other comprehensive income	$ (163)	$ 1,753	$ (1,088)
Comprehensive income	$ 160,417	$ 129,363	$ 141,054

Equity-Based Compensation

As of September 29, 2012, the Company had seven equity-based employee compensation plans (the "Employee Plan") and three director compensation plans (the "Director Plans") (collectively, the "Plans"). Under these Plans, market-based share awards (collectively, "market-based restricted stock"), time-based share awards (collectively, "time-based restricted stock"), performance-based share awards (collectively, "performance-based restricted stock"), stock options or common stock have been granted at 100% of the market price of the Company's common stock on the date of grant. As of September 29, 2012, the Company's one active plan, the 2009 Equity Plan, had 5.5 million shares of common stock available for grant to its employees and directors.

- Market-based restricted stock entitles the employee to receive common shares of the Company on the award vesting date, if market performance objectives which measure relative total shareholder return ("TSR") are attained. Relative TSR is calculated based upon the 90-calendar day average price of the Company's stock as compared to specific peer companies that comprise the Philadelphia Semiconductor Index. TSR is measured for the Company and each peer company over a performance period, which is generally three years. Vesting percentages range from 0% to 200% of awards granted. The provisions of the market-based restricted stock are reflected in the grant date fair value of the award; therefore, compensation expense is recognized regardless of whether or not the market condition is ultimately satisfied. Compensation expense is reversed if the award is forfeited prior to the vesting date.
- In general, stock options and time-based restricted stock awarded to employees vest annually over a three year period provided the employee remains employed. The Company follows the non-substantive vesting method for stock options and recognizes compensation expense immediately for awards granted to retirement eligible employees, or over the period from the grant date to the date retirement eligibility is achieved.
- Performance-based restricted stock entitles the employee to receive common shares of the Company on the three-year anniversary of the grant date (if employed by the Company) if return on invested capital and revenue growth targets set by the Management Development and Compensation Committee of the Board of Directors on the date of grant are met. If return on invested capital and revenue growth targets are not met, performance-based restricted stock does not vest.

Equity-based compensation expense recognized in the Consolidated Statements of Operations for fiscal 2012, 2011 and 2010 was based upon awards ultimately expected to vest. In accordance with ASC 718, forfeitures have been estimated at the time of grant and were based upon historical experience. The Company reviews the forfeiture rates periodically and makes adjustments as necessary.

The following tables reflect equity-based compensation expense, which includes restricted stock, stock options and common stock, included in the Consolidated Statements of Operations for fiscal 2012, 2011 and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Cost of sales	$ 312	$ 213	$ 207
Selling, general and administrative (1)	6,602	5,671	5,846
Research and development	1,777	1,328	1,512
Total equity-based compensation expense	$ 8,691	$ 7,212	$ 7,565

	Fiscal		
(in thousands)	2012	2011	2010
Market-based restricted stock (1)	$ 2,929	$ 1,961	$ 1,996
Time-based restricted stock	4,732	4,003	2,161
Performance-based restricted stock (1)	269	442	2,029
Stock options	41	86	659
Common stock	720	720	720
Total equity-based compensation expense	$ 8,691	$ 7,212	$ 7,565

(1) Fiscal 2012 selling, general and administrative expense included $0.2 million performance-based of liability classified equity compensation expense related to the retired CEO. Fiscal 2011 SG&A expense included $0.9 million ($0.8 million market-based and $0.1 million performance-based) of liability classified equity compensation expense related to the retired CEO. In connection with his retirement, deferred cash payments equal to the difference, if any, between (i) the fair market value of the shares of common stock of the Company to which he would have been entitled pursuant to the performance share unit awards granted to him in fiscal 2008 and 2009 had he remained employed through June 30, 2011 and (ii) the fair market value of the shares of common stock of the Company actually received by him pursuant to such awards. An accrual for estimated deferred cash payments measured at fair value as of October 1, 2011 was included within accrued expenses and other current liabilities and other liabilities on the Consolidated Balance Sheets. During fiscal 2012, the outstanding balance related to the deferred cash payments was settled in full.

Equity-Based Compensation: employee market-based restricted stock

The following table reflects employee market-based restricted stock activity for fiscal 2012, 2011 and 2010:

	Number of shares *(in thousands)*	Unrecognized compensation expense *(in thousands)*	Average remaining service period *(in years)*	Weighted average grant date fair value per share
Market-based restricted stock outstanding as of October 3, 2009	-			
Granted	398			$ 6.78
Forfeited or expired	(84)			
Market-based restricted stock outstanding as of October 2, 2010	314	$ 667	1.3	
Granted	442			$ 11.32
Forfeited or expired	(165)			
Vested	(104)			
Market-based restricted stock outstanding as of October 2, 2011	487	3,674	1.9	
Granted	437			$ 12.56
Forfeited or expired	(10)			
Market-based restricted stock outstanding as of September 29, 2012	914	$ 6,175	1.5	

Equity-Based Compensation: employee time-based restricted stock

The following table reflects employee time-based restricted stock activity for fiscal 2012, 2011 and 2010:

	Number of shares *(in thousands)*	Unrecognized compensation expense *(in thousands)*	Average remaining service period *(in years)*	Weighted average grant date fair value per share
Time-based restricted stock outstanding as of October 3, 2009	699	$ 1,356	2.0	
Granted	1,288			$ 5.46
Forfeited or expired	(48)			
Vested	(232)			
Time-based restricted stock outstanding as of October 2, 2010	1,707	$ 5,683	1.4	
Granted	714			$ 6.56
Forfeited or expired	(259)			
Vested	(563)			
Time-based restricted stock outstanding as of October 1, 2011	1,599	$ 6,096	1.7	
Granted	695			$ 9.15
Forfeited or expired	(76)			
Vested	(686)			
Time-based restricted stock outstanding as of September 29, 2012	1,532	$ 7,070	1.4	

Equity-Based Compensation: employee performance-based restricted stock

No performance-based restricted stock was issued during fiscal 2012, 2011 or 2010.

The following table reflects the assumptions used to calculate compensation expense related to the Company's performance-based restricted stock issued during fiscal 2009, which completed vesting during fiscal 2012:

Assumptions as of October 1, 2011:	
Expected forfeiture rate	8.8%
Estimated attainment of performance goals	98.0%
Assumptions as of October 2, 2010:	
Expected forfeiture rate	8.8%
Estimated attainment of performance goals	85.0%

The following table reflects employee performance-based restricted stock activity for fiscal 2012, 2011, and 2010:

	Number of shares *(in thousands)*	Unrecognized compensation expense *(in thousands)*	Average remaining service period *(in years)*
Performance-based restricted stock outstanding as of October 3, 2009	1,013	242	1.8
Forfeited or expired	(387)		
Performance-based restricted stock outstanding as of October 2, 2010	626	228	0.2
Forfeited or expired	(275)		
Vested	(182)		
Performance-based restricted stock outstanding as of October 1, 2011	169	-	-
Vested	(169)		
Performance-based restricted stock outstanding as of September 29, 2012	$ -	$ -	-

Equity-Based Compensation: employee stock options

No employee stock options were granted during fiscal 2012 and 2011. The following table reflects the weighted-average assumptions for the Black-Scholes option pricing model used to estimate the fair value of stock options granted for fiscal 2010:

	Fiscal 2010
Expected dividend yield	N/A
Expected stock price volatility	61.64%
Risk-free interest rate	2.22%
Expected life (in years)	5
Weighted-average fair value at grant date	$3.18

Expected volatility for 2010 was based on historical volatility. The risk-free interest rate was calculated using the U.S. Treasury yield curves in effect at the time of grant, commensurate with the expected life of the options.

The following table reflects employee stock option activity for fiscal 2012, 2011, and 2010:

	Number of shares *(in thousands)*	Weighted average exercise price	Average remaining contractual life *(in years)*	Aggregate intrinsic value *(in thousands)*
Options outstanding as of October 3, 2009	4,541	9.56		
Granted	47	6.20		
Exercised	(492)	5.72		1,261
Forfeited or expired	(786)	10.90		
Options outstanding as of October 2, 2010	3,310	9.80		
Granted	-	-		
Exercised	(1,216)	7.50		3,498
Forfeited or expired	(585)	13.79		
Options outstanding as of October 1, 2011	1,509	10.11		
Granted	-	-		
Exercised	(374)	7.70		829
Forfeited or expired	(432)	13.35		
Options outstanding as of September 29, 2012	703	$ 9.40	2.9	$ 1,143
Options vested and expected to vest as of September 29, 2012	693	$ 9.46	2.8	$ 1,095
Options exercisable as of September 29, 2012	677	$ 9.54	2.7	
In the money exercisable options as of September 29, 2012	409			$ 1,025

On average, 14% of stock options granted by the Company become vested each year, and on average, 20% of stock options granted by the Company are forfeited each year. Intrinsic value of stock options exercised is determined by calculating the difference between the market value of the Company's stock price at the time an option is exercised and the exercise price, multiplied by the number of shares. The intrinsic value of stock options outstanding and stock options exercisable is determined by calculating the difference between the Company's closing stock price on the last trading day of fiscal 2012 and the exercise price of in-the-money stock options, multiplied by the number of underlying shares. During fiscal 2012, the Company received $3.3 million in cash from the exercise of employee and non-employee director stock options.

As of September 29, 2012, total unrecognized compensation cost related to unvested employee stock options was $0.1 million, which will be amortized over the weighted average remaining service period of approximately 1 year.

The following table reflects outstanding and exercisable employee stock options as of September 29, 2012:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Options outstanding *(in thousands)*	Weighted average remaining contractual life *(in years)*	Weighted average exercise price	Options exercisable *(in thousands)*	Weighted average exercise price
$2.95 or less	18	0.7	$ 2.78	16	$ 2.95
$3.06 - $7.08	37	6.6	5.52	18	5.40
$7.14 - $7.31	103	2.1	7.14	103	7.14
$7.89 - $8.74	275	4.7	8.63	270	8.63
$9.64 - $10.07	2	4.7	9.64	2	9.64
$12.05 - $16.12	268	1.0	12.05	268	12.05
	703	2.9	$ 9.40	677	$ 9.54

Equity-Based Compensation: non-employee directors

The 2009 Equity Plan provides for the grant of common shares to each non-employee director upon initial election to the board and on the first business day of each calendar quarter while serving on the board. The grant to a non-employee director upon initial election to the board is that number of common shares closest in value to, without exceeding, $120,000. The quarterly grant to a non-employee director upon the first business day of each calendar year quarter is that number of common shares closest in value to, without exceeding, $30,000.

The following table reflects shares of common stock issued to non-employee directors and the corresponding fair value for fiscal 2012, 2011 and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Number of commons shares issued	78	89	114
Fair value based upon market price at time of issue	$ 720	$ 720	$ 720

The following table reflects non-employee director stock option activity for fiscal 2012, 2011, and 2010:

	Number of shares *(in thousands)*	Weighted average exercise price	Average remaining contractual life *(in years)*	Aggregate intrinsic value *(in thousands)*
Options outstanding as of October 3, 2009	418	15.21		
Exercised	(10)	5.53		$ 21
Forfeited or expired	(60)	39.75		
Options outstanding as of October 2, 2010	348	11.25		
Exercised	(30)	6.16		170
Forfeited or expired	(60)	11.50		
Options outstanding as of October 1, 2011	258	11.78		
Exercised	(63)	6.89		300
Forfeited or expired	(60)	17.62		
Options outstanding as of September 29, 2012	135	$ 11.45	2.3	$ 42
Options vested and expected to vest as of September 29, 2012	135	$ 11.45	2.3	$ 42
Options exercisable as of September 29, 2012	135	$ 11.45	2.3	
In the money exercisable options as of September 29, 2012	15			42

No non-employee director stock options were granted during fiscal 2012, 2011, or 2010.

Pension Plans

The following table reflects the Company's defined benefits pension obligations and pension expense as of and for fiscal 2012, 2011 and 2010:

	As of	
(in thousands)	September 29, 2012	October 1, 2011
Switzerland pension obligation	$ 2,506	$ 3,871
Taiwan pension obligation	1,323	1,299
Total pension obligation	$ 3,829	$ 5,170

	Fiscal		
(in thousands)	2012	2011	2010
Switzerland pension expense	$ 1,743	$ 1,226	$ 583
Taiwan pension expense	101	100	1,969
Total pension expense	$ 1,844	$ 1,326	$ 2,552

In accordance with regulations in Switzerland, the Company sponsors a Switzerland pension plan covering active employees whose minimum benefits are guaranteed. During fiscal 2012, the Company announced the intention to reduce its Switzerland workforce by approximately 41 employees, which triggered a curtailment of the Switzerland pension plan under ASC No. 715, Topic 30, *Compensation – Retirement Benefits, Defined Benefit Plans* ("ASC 715.30"). As a result, the Company recognized a pretax curtailment and settlement gain of $1.7 million during the first quarter of fiscal 2012. In addition, during fiscal 2011, the Company reduced its Switzerland workforce by approximately 50 employees, which triggered a curtailment of the Switzerland pension plan under ASC 715.30. As a result, during fiscal 2011, the Company recognized a pretax curtailment and settlement gain of approximately $1.8 million.

Fiscal 2010 pension expense included a charge driven by a current year increase in the Company's pension obligation due to higher current year compensation and retirement of certain sales representatives in Taiwan. In accordance with regulations in Taiwan, the Company sponsors a Taiwan defined-benefit retirement plan covering regular employees hired prior to July 1, 2005. An employee may apply for voluntary retirement under certain specified situations.

Other Plans

Some of the Company's other foreign subsidiaries have retirement plans that are integrated with and supplement the benefits provided by laws of the various countries. These other plans are not required to report nor do they determine the actuarial present value of accumulated benefits or net assets available for plan benefits as they are defined contribution plans.

NOTE 7: EARNINGS PER SHARE

Basic income (loss) per share is calculated using the weighted average number of shares of common stock outstanding during the period. In addition, net income applicable to participating securities and the related participating securities are excluded from the computation of basic income per share.

Diluted income per share is calculated using the weighted average number of shares of common stock outstanding during the period and, if there is net income during the period, the dilutive impact of common stock equivalents outstanding during the period. In computing diluted income per share, if convertible debt is assumed to be converted to common shares, the after-tax amount of interest expense recognized in the period associated with the convertible debt is added back to net income.

As of October 1, 2011, the Company had the Notes that would not result in the issuance of any dilutive shares, since the conversion option was not "in the money" as of October 1, 2011. The Notes matured on June 1, 2012. The Company repaid the entire principal balance of the Notes of $110.0 million plus interest of $0.5 million in cash. No common shares were issued in connection with repayment of the Notes. Accordingly, diluted EPS excludes the effect of the conversion of the Notes.

The following tables reflect reconciliations of the shares used in the basic and diluted net income per share computation for fiscal 2012, 2011, and 2010:

	Fiscal					
(in thousands, except per share data)	2012		2011		2010	
NUMERATOR:	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$ 160,580	$ 160,580	$ 127,610	$ 127,610	$ 142,142	$ 142,142
Less: income applicable to participating securities	(5)	(5)	(716)	(716)	(1,516)	(1,516)
After-tax interest expense	n/a	-	n/a	-	n/a	272
Net income applicable to common shareholders	$ 160,575	$ 160,575	$ 126,894	$ 126,894	$ 140,626	$ 140,898
DENOMINATOR:						
Weighted average shares outstanding - Basic	73,887	73,887	71,820	71,820	70,012	70,012
Market-based restricted stock		660		442		195
Time-based restricted stock		813		846		247
Stock options		142		233		156
Performance-based restricted stock		-		-		110
1.000 % Convertible Subordinated Notes		n/a		n/a		2,828
Weighted average shares outstanding - Diluted (1)		75,502		73,341		73,548
EPS:						
Net income per share - Basic	$ 2.17	$ 2.17	$ 1.77	$ 1.77	$ 2.01	$ 2.01
Effect of dilutive shares		$ (0.04)		$ (0.04)		$ (0.09)
Net income per share - Diluted		$ 2.13		$ 1.73		$ 1.92

(1) Fiscal 2012, 2011 and 2010 exclude 0.1 million, 0.4 million and 0.4 million dilutive participating securities, respectively, as the income attributable to these shares was not included in EPS.

Fiscal 2012, 2011 and 2010, 0.1 million, 0.5 million and 2.6 million potentially dilutive shares related to out of the money stock options, respectively, were excluded from EPS.

NOTE 8: INCOME TAXES

The following table reflects income from continuing operations by location, the provision (benefit) for income taxes and the effective tax rate for fiscal 2012, 2011 and 2010:

	Fiscal		
(dollar amounts in thousands)	2012	2011	2010
United States operations	$ (6,111)	$ 33,531	$ (7,061)
Foreign operations	180,362	128,897	147,166
Income from operations before tax	$ 174,251	$ 162,428	$ 140,105
Provision (benefit) for income taxes	13,671	34,818	(2,037)
Net income	$ 160,580	$ 127,610	$ 142,142
Effective tax rate	7.8%	21.4%	-1.5%

The following table reflects the provision (benefit) for income taxes from continuing operations for fiscal 2012, 2011 and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Current:			
Federal	$ 4,103	$ (90)	$ 710
State	942	1,099	594
Foreign	5,497	14,764	1,394
Deferred:			
Federal	4,169	17,463	247
State	48	8	548
Foreign	(1,088)	1,574	(5,530)
Provision (benefit) for income taxes	$ 13,671	$ 34,818	$ (2,037)

The following table reflects the difference between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate for fiscal 2012, 2011 and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Computed income tax expense based on U.S. statutory rate	$ 60,988	$ 56,850	$ 49,037
Effect of earnings of foreign subsidiaries subject to different tax rates	(30,067)	(17,300)	(15,564)
Benefits from foreign approved enterprise zones	(22,138)	(21,079)	(33,790)
Effect of permanent items	152	669	1,125
Benefits of net operating loss and tax credit carryforwards and changes in valuation allowance	1,261	(962)	(9,381)
Foreign operations	12,604	6,917	6,862
Reserve for uncertain tax positions	(7,626)	7,406	269
State income tax expense	(394)	1,230	(1,554)
Other, net	(1,109)	1,087	959
Provision (benefit) for income taxes	$ 13,671	$ 34,818	$ (2,037)

Income tax expense for the current year includes approximately $4.4 million and $3.0 million of taxes payable for deemed distributions from earnings for the years ended October 1, 2011 and September 29, 2012, respectively.

Undistributed earnings of certain foreign subsidiaries for which taxes have not been provided were approximately $372.2 million as of September 29, 2012. Such undistributed earnings are considered to be indefinitely reinvested in foreign operations.

Undistributed earnings of approximately $84.6 million are not considered to be indefinitely reinvested in foreign operations. As of September 29, 2012, the Company has provided a deferred tax liability of approximately $17.2 million for withholding taxes associated with future repatriation of earnings for certain subsidiaries.

The following table reflects the net deferred tax balance, composed of the tax effects of cumulative temporary differences for fiscal 2012 and 2011:

	Fiscal	
(in thousands)	2012	2011
Inventory reserves	$ 2,933	$ 374
Other accruals and reserves	3,343	5,601
Deferred revenue	-	77
Valuation allowance	(2,761)	(2,358)
Total short-term deferred tax asset	$ 3,515	$ 3,694
Non-cash interest on debt	-	1,936
Other	-	107
Total short-term deferred tax liability	$ -	$ 2,043
Net short-term deferred tax asset	$ 3,515	$ 1,651
Domestic tax credit carryforwards	$ 628	$ 4,626
Net operating loss carryforwards	29,384	26,922
Stock options	1,322	1,478
Other	769	2,988
	$ 32,103	$ 36,014
Valuation allowance	(22,254)	(21,419)
Total long-term deferred tax asset (1)	$ 9,849	$ 14,595
Repatriation of foreign earnings, including foreign withholding taxes	$ 40,770	$ 40,529
Depreciable assets	(58)	443
Prepaid expenses and other	-	195
Total long-term deferred tax liability	$ 40,712	$ 41,167
Net long-term deferred tax liability	$ 30,863	$ 26,572
Total net deferred tax liability	$ 27,348	$ 24,921

(1) Included in other assets on the Consolidated Balance Sheets are deferred tax assets of $7.0 million and $5.5 million as of September 29, 2012 and October 1, 2011, respectively.

As of September 29, 2012, the Company has foreign net operating loss carryforwards of $88.1 million, domestic state net operating loss carryforwards of $194.7 million, and tax credit carryforwards of $0.6 million that will reduce future taxable income. These carryforwards can be utilized in the future, prior to expiration of certain carryforwards in fiscal years 2013 through 2030 with the exception of certain foreign net operating losses that have no expiration date. Pennsylvania tax law limits the time during which carryforwards may be applied against future taxes and Pennsylvania tax law limits the utilization of domestic state net operating loss carryforwards to as little as $3.0 million annually.

During fiscal 2012, approximately $1.5 million was recorded as common stock (additional paid in capital) in shareholders' equity on the Consolidated Balance Sheets attributable to stock option exercises. During fiscal 2011, $2.1 million of net operating losses were utilized that were attributable to stock options. As a result, this entire amount was recorded as common stock (additional paid in capital) in shareholders' equity on the Consolidated Balance Sheets.

The Company continues to evaluate the realizability of all of its net deferred tax assets at each reporting date and records a benefit for deferred tax assets to the extent it has deferred tax liabilities that provide a source of income to benefit the deferred tax asset. As a result of this analysis, during the fourth quarter of fiscal 2010, the Company released $0.8 million of its valuation allowance related to federal deferred tax assets with the exception of a valuation allowance against a portion of the Company's deferred tax asset related to certain federal tax credits. The remaining valuation allowance was released in fiscal 2011 for $2.3 million, of which $1.9 million was recorded to additional paid in capital. The Company continues to maintain a valuation allowance against a majority of their state deferred tax assets as the realization of these assets is not more likely than not given uncertainty of future earnings in these jurisdictions.

The beginning and ending balances of the Company's unrecognized tax benefits are reconciled below for fiscal 2012, 2011 and 2010:

(in thousands)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Unrecognized tax benefit, beginning of year	$ 13,702	$ 6,413	$ 6,020
Additions for tax positions, current year	-	-	416
Additions for tax positions, prior year	110	7,585	124
Reductions for tax positions, prior year	(7,626)	(296)	(147)
Unrecognized tax benefit, end of year	$ 6,186	$ 13,702	$ 6,413

If recognized, the $6.2 million would impact the Company's effective tax rate.

In fiscal 2011, a tax application filed with a foreign jurisdiction was rejected by that country's tax authority and the Company filed an appeal. As a result of the rejection of the application, the Company reconsidered its position and determined the benefit taken on its previously filed tax returns no longer met the recognition standard required under ASC 740. Therefore during fiscal 2011, the Company provided a current liability of $7.5 million related to this certain unrecognized tax position, including penalties. No interest was accrued, as it is not provided for under the tax laws of the foreign jurisdiction. During the fourth quarter of fiscal 2012, the Company reached a favorable settlement with the tax authorities of a foreign jurisdiction. As a result, the current liability of $7.5 million is no longer necessary and an income tax benefit was recorded to remove the liability in fiscal 2012.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. There were no additional accruals of interest expense on various uncertain tax positions during fiscal 2012 for matters involving jurisdictions where interest is not assessed.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, the Company does not expect the change to have a material effect on its results of operations or its financial position.

The Company files U.S. federal income tax returns, as well as, income tax returns in various state and foreign jurisdictions. For the U.S. federal income tax returns and most state tax returns, tax years following fiscal 2000 remain subject to examination as a result of the generation of net operating loss carry-forwards. The statutes of limitations with respect to the foreign jurisdictions in which the Company files vary from jurisdiction to jurisdiction and range from 4 to 6 years.

As a result of committing to certain capital investments and employment levels, income from operations in Singapore and Malaysia are subject to reduced tax rates, and in some cases are wholly exempt from taxes. In connection with Singapore operations, the Company has been granted a decreased effective tax rate of five percent in that jurisdiction until February 1, 2020 subject to the fulfillment of certain continuing conditions. In fiscal 2012 and 2011, the preferential rate reduced income tax expense by approximately $22.1 million or $0.30 per share and $21.1 million or $0.29 per share, respectively.

NOTE 9: OTHER FINANCIAL DATA

The following table reflects other financial data for fiscal 2012, 2011, and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Selling, general and administrative incentive compensation expense (1)	$ 21,988	$ 24,264	$ 17,449
Rent expense	$ 7,202	$ 7,729	$ 6,662
Warranty and retrofit expense	$ 3,726	$ 3,720	$ 4,225

(1) Incentive compensation expense is based upon applicable fiscal year operating income.

NOTE 10: SEGMENT AND GEOGRAPHIC INFORMATION

Segment information

The Company operates two reportable segments: Equipment and Expendable Tools. The Equipment segment manufactures and sells a line of ball bonders, heavy wire wedge bonders and die bonders that are sold to semiconductor device manufacturers, their outsourced semiconductor assembly and test subcontractors, other electronics manufacturers and automotive electronics suppliers. The Company also services, maintains, repairs and upgrades its equipment. The Expendable Tools segment manufactures and sells a variety of expendable tools for a broad range of semiconductor packaging applications.

The following table reflects operating information by segment for fiscal 2012, 2011 and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Net revenue:			
Equipment	$ 727,082	$ 759,331	$ 691,988
Expendable Tools	63,941	71,070	70,796
Net revenue	791,023	830,401	762,784
Cost of sales:			
Equipment	397,210	412,914	399,042
Expendable Tools	26,423	29,578	28,069
Cost of sales	423,633	442,492	427,111
Gross profit:			
Equipment	329,872	346,417	292,946
Expendable Tools	37,518	41,492	42,727
Gross profit	367,390	387,909	335,673
Operating expenses:			
Equipment	164,081	189,631	155,625
Expendable Tools	24,083	28,218	32,013
Operating expenses	188,164	217,849	187,638
Income from operations:			
Equipment	165,791	156,786	137,321
Expendable Tools	13,435	13,274	10,714
Income from operations	$ 179,226	$ 170,060	$ 148,035

The following tables reflect assets by segment, capital expenditures and depreciation expense as of and for fiscal 2012, 2011, and 2010:

	As of		
(in thousands)	September 29, 2012	October 1, 2011	October 2, 2010
Segment assets:			
Equipment (1)	$ 746,636	$ 639,149	$ 493,712
Expendable Tools (1)	68,973	89,242	86,457
Total assets	$ 815,609	$ 728,391	$ 580,169

(1) Increase in the Company's Equipment segment and decrease in Expendable Tools from fiscal 2011 to 2012 were due to allocation, based upon fiscal year net revenue, of non-segment specific corporate assets. Corporate assets include: cash, cash equivalents, restricted cash, short-term investments, deferred income tax assets and other assets.

	Fiscal		
(in thousands)	2012	2011	2010
Capital expenditures:			
Equipment	$ 5,318	$ 4,229	$ 4,508
Expendable Tools	1,584	3,459	1,763
Total capital expenditures	$ 6,902	$ 7,688	$ 6,271
Depreciation expense:			
Equipment	$ 5,745	$ 5,955	$ 5,853
Expendable Tools	2,342	2,257	2,133
Total depreciation expense	$ 8,087	$ 8,212	$ 7,986

Geographic information

The following tables reflect destination sales to unaffiliated customers by country and long-lived assets by country for fiscal 2012, 2011, and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Destination sales to unaffiliated customers:			
Taiwan	$ 251,128	$ 240,390	$ 222,919
China	160,573	132,933	142,467
Hong Kong	76,964	104,481	83,713
Korea	71,552	114,130	88,289
Malaysia	39,447	46,831	43,191
Philippines	33,715	16,806	35,029
Japan	24,755	28,747	31,651
Singapore	23,045	33,503	22,603
Thailand	21,828	19,539	24,766
United States	13,433	17,955	10,470
All other	74,583	75,086	57,686
Total destination sales to unaffiliated customers	$ 791,023	$ 830,401	$ 762,784

	Fiscal		
(in thousands)	2012	2011	2010
Long-lived assets:			
Singapore	$ 67,060	$ 74,130	$ 4,530
United States	14,193	13,043	81,849
Israel	8,078	7,887	2,637
Switzerland	6,101	6,522	10,307
China	4,438	4,470	4,207
All other	2,423	2,498	3,949
Total long-lived assets	$ 102,293	$ 108,550	$ 107,479

NOTE 11: COMMITMENTS, CONTINGENT LIABILITIES AND CONCENTRATIONS

Agreement to Develop and Lease

On May 7, 2012, Pte entered into an Agreement to Develop and Lease (the "ADL") and a Lease Agreement (the "Lease") with DBS Trustee Limited as trustee of Mapletree Industrial Trust (the "Landlord"). Pursuant to the ADL and the Lease, the Landlord agreed to develop a building at Lot 17622A Pt Mukim 18 at Serangoon North Avenue 5 (the "Building") and Pte agreed to lease from the Landlord 198,134 square feet (the "Initial Premises") representing approximately 69% of the Building. The Building is expected to be completed and ready for occupancy in the second half of 2013. Subject to approval from the relevant authorities, the Building will bear a name to be chosen by Pte.

Warranty Expense

The Company's equipment is generally shipped with a one-year warranty against manufacturing defects. The Company establishes reserves for estimated warranty expense when revenue for the related equipment is recognized. The reserve for estimated warranty expense is based upon historical experience and management's estimate of future expenses.

The following table reflects the reserve for product warranty which is included in accrued expenses and other current liabilities on the Consolidated Balances Sheets as of fiscal 2012, 2011, and 2010:

	Fiscal		
(in thousands)	2012	2011	2010
Reserve for product warranty, beginning of year	$ 2,245	$ 2,657	$ 1,003
Provision for product warranty expense	3,521	2,914	3,842
Product warranty costs incurred	(3,354)	(3,326)	(2,188)
Reserve for product warranty, end of year	$ 2,412	$ 2,245	$ 2,657

Other Commitments and Contingencies

The following table reflects obligations not reflected on the Consolidated Balance Sheets as of September 29, 2012:

		Payments due by fiscal year				
(in thousands)	Total	2013	2014	2015	2016	thereafter
Inventory purchase obligation (1)	$ 69,977	$ 69,977	$ -	$ -	$ -	$ -
Operating lease obligations (2)	$ 23,960	$ 8,532	$ 4,157	$ 3,362	$ 2,927	$ 4,982
Total	$ 93,937	$ 78,509	$ 4,157	$ 3,362	$ 2,927	$ 4,982

(1) We order inventory components in the normal course of our business. A portion of these orders are non-cancelable and a portion may have varying penalties and charges in the event of cancellation.

(2) We have minimum rental commitments under various leases (excluding taxes, insurance, maintenance and repairs, which are also paid by us) primarily for various facility and equipment leases, which expire periodically through 2018 (not including lease extension options, if applicable).

Under the ADL, Pte expects to enter into a lease agreement. The term for the rental of the Initial Premises is expected to be10 years. Pte will have the option to renew for two additional 10 year terms. The combined annual rent and service charge for the Initial Term will range between approximately $4.0 to $5.0 million Singapore dollars. Subject to renting a minimum amount of space, Pte will have a right of first refusal for all space that becomes available in the Building, and the Landlord has agreed to make available a certain amount of additional space for rental at Pte's option which may be exercised at certain points during the second half of the Initial Term. Subject to renting a minimum amount of space for a certain period, Pte will have partial surrender rights. In addition, Pte will have the termination rights after renting the Initial Premises for a certain period of time. The lease agreement is not in effect as of the date of this report.

Concentrations

The following tables reflect significant customer concentrations as a percentage of net revenue for fiscal 2012, 2011, and 2010:

	Fiscal		
	2012	2011	2010
Advanced Semiconductor Engineering	22.4%	21.8%	23.0%
Siliconware Precision Industries, Ltd.	14.9%	*	10.3%

'* Represents less than 10% of net revenue

The following table reflects significant customer concentrations as a percentage of total accounts receivable as of September 29, 2012 and October 1, 2011:

	As of	
	September 29, 2012	October 1, 2011
Siliconware Precision Industries, Ltd.	31.0%	15.0%
Haoseng Industrial Co., Ltd.	15.0%	14.0%
Advanced Semiconductor Engineering	*	*

* Represents less than 10% of total accounts receivable

NOTE 12: SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The following table reflects selected quarterly financial data for fiscal 2012 and 2011:

(in thousands, except per share amounts)	Fiscal 2012 for the Quarter Ended December 31	March 31	June 30	September 29 (2)	Fiscal 2012
Net revenue	$ 120,024	$ 146,308	$ 255,525	$ 269,166	$ 791,023
Gross profit	55,276	66,687	122,443	122,984	$ 367,390
Income from operations	12,376	20,242	76,276	70,332	179,226
Provision for income taxes	1,977	1,616	6,847	3,231	13,671
Net income	$ 8,507	$ 16,617	$ 68,174	$ 67,282	$ 160,580
Net income per share (1):					
Basic	$ 0.12	$ 0.23	$ 0.92	$ 0.91	$ 2.17
Diluted	$ 0.11	$ 0.22	$ 0.90	$ 0.89	$ 2.13
Weighted average shares outstanding:					
Basic	73,540	73,825	74,067	74,116	73,887
Diluted	74,628	75,553	75,994	75,942	75,502

(in thousands, except per share amounts)	Fiscal 2011 for the Quarter Ended January 1	April 2	July 2	October 1 (2)	Fiscal 2011
Net revenue	$ 148,863	$ 206,729	$ 294,438	$ 180,371	$ 830,401
Gross profit	72,112	98,957	134,094	82,746	387,909
Income from operations	22,067	43,649	81,653	22,691	170,060
Provision for income taxes	5,059	1,899	9,006	18,854	34,818
Net income	$ 15,099	$ 39,885	$ 70,714	$ 1,912	$ 127,610
Net income per share (1):					
Basic	$ 0.21	$ 0.55	$ 0.97	$ 0.03	$ 1.77
Diluted	$ 0.21	$ 0.54	$ 0.95	$ 0.03	$ 1.73
Weighted average shares outstanding:					
Basic	70,881	71,512	72,199	72,688	71,820
Diluted	71,706	73,120	74,130	74,184	73,341

(1) EPS for the year may not equal the sum of quarterly EPS due to changes in weighted share calculations.

(2) Includes approximately $7.5 million of income tax expense associated with additional tax exposure in Asia which was subsequently reversed in September 2012.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As previously reported in the Company's Form 10K for the fiscal year ended October 1, 2011, in connection with the substantial completion of the transition of the Company's headquarters and operations to Singapore, the Company's Audit Committee of the Board of Directors, on December 6, 2011, approved the engagement of PricewaterhouseCoopers LLP, a Singapore based firm ("PwC Singapore"), and the transfer of the engagement from PricewaterhouseCoopers LLP, a Delaware limited liability partnership ("PwC US"), as the Company's independent registered public accounting firm. Both PwC US and PwC Singapore are member firms of PricewaterhouseCoopers International Limited. The change was effective December 9, 2011.

The reports of PwC US on the financial statements and internal control over the financial reporting of the Company for the fiscal years ended October 1, 2011 and October 2, 2010 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended October 1, 2011 and October 2, 2010 and during the period from October 1, 2011 through the date the change was effective, the Company had (i) no disagreements with PwC US on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to PwC US's satisfaction, would have caused it to make reference to the subject matter of any such disagreement in connection with its reports for such fiscal years or the subsequent interim period and (ii) no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Although PwC Singapore performed audit work on components of the Company in support of PwC US audits of the consolidated financial statements and of internal control over financial reporting of the Company for the fiscal years ended October 1, 2011 and October 2, 2010, during the fiscal years ended October 1, 2011 and October 2, 2010 and during the period from October 1, 2011 through the date the change was effective, neither the Company's corporate management, audit committee, nor anyone on its behalf had consulted with PwC Singapore regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written report or oral advice was provided to the Company that PwC Singapore concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or any reportable even as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided PwC US with a copy of the foregoing disclosures pursuant to Item 304(a)(3) of Regulation S-K and requested that PwC US furnish it with a letter addressed to the SEC stating whether or not PwC US agrees with the above statements. A copy of such letter was filed as an Exhibit to the Company's Current Report on Form 8-K filed on December 9, 2011 reflecting this change.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 29, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 29, 2012 our disclosure controls and procedures were effective in providing reasonable assurance the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of Kulicke and Soffa Industries, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the Company's internal control over financial reporting as of September 29, 2012. In making this assessment, management used the framework established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors. Based on that assessment and based on the criteria in the COSO framework, management has concluded that, as of September 29, 2012, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of September 29, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which appears herein.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by Item 401 of Regulation S-K with respect to the directors and executive officers will appear under the heading "ITEM 1 - ELECTION OF DIRECTORS" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference. The other information required by Item 401 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 405 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 406 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE - Code of Ethics" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(c)(3) of Regulation will appear under the headings "CORPORATE GOVERNANCE—Nominating and Governance Committee" and "SHAREHOLDER PROPOSALS" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Items 407(d)(4) and (d)(5) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE—Audit Committee" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K will appear under the heading "COMPENSATION OF EXECUTIVE OFFICERS," in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(e)(4) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE— Management Development and Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(e)(5) of Regulation S-K will appear under the heading "MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE REPORT" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required hereunder concerning security ownership of certain beneficial owners and management will appear under the headings "CORPORATE GOVERNANCE - Security Ownership Of Certain Beneficial Owners" and "CORPORATE GOVERANCE – SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS", in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference. The information required by this item relating to securities authorized for issuance under equity compensation plans is included under the heading "EQUITY COMPENSATION PLAN INFORMATION" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 404 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE – Certain Relationships and Related Transactions" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Section 407(a) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE – Board Matters" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required hereunder will appear under the heading "AUDIT AND RELATED FEES" in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

		Page
(1)	Financial Statements - Kulicke and Soffa Industries, Inc.:	
	Report of Independent Registered Public Accounting Firm	47
	Consolidated Balance Sheets as of September 29, 2012 and October 1, 2011	49
	Consolidated Statements of Operations for fiscal 2012, 2011, and 2010	50
	Consolidated Statements of Cash Flows for fiscal 2012, 2011 and 2010	51
	Consolidated Statements of Changes in Shareholders' Equity for fiscal 2012, 2011, and 2010	52
	Notes to Consolidated Financial Statements	53
(2)	Financial Statements and Schedules:	
	Schedule II - Valuation and Qualifying Accounts	88
	All other schedules are omitted because they are not applicable or the required information is Shown in the Consolidated Financial Statements or notes thereto.	

(3) Exhibits:

EXHIBIT NUMBER	ITEM
2.1	Master Sale and Purchase Agreement between W.C. Heraeus GmbH and the Company, dated July 31, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 31, 2008.
2.1.1	Amendment No. 1 to the Master Sale and Purchase Agreement between W.C. Heraeus GmbH and the Company, dated as of September 5, 2008, is incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 2, 2008.
2.2	Asset Purchase Agreement between Orthodyne Electronics Corporation and the Company, dated July 31, 2008, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 31, 2008.
2.2.1	Amendment to the Asset Purchase Agreement between Orthodyne and the Company, dated as of October 3, 2008, is incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 8, 2008.
2.2.2	Earnout Agreement between the Company and Orthodyne Electronics Corporation, dated July 31, 2008, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 31, 2008.
3.1	The Company's Amended and Restated Articles of Incorporation, dated December 5, 2007, is incorporated herein by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2007, SEC file number 000-00121.
3.2	The Company's Amended and Restated By-Laws, dated June 5, 2012, is incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.
4.1	Specimen Common Share Certificate of Kulicke and Soffa Industries Inc., is incorporated herein by reference to Exhibit 4 to the Company's Form-8A12G/A dated September 11, 1995, SEC file number 000-00121.

4.2	Indenture between the Company and Bank of New York, as Trustee, dated as of June 6, 2007, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 6, 2007, SEC File number 000-121.
10.1	1997 Non-Qualified Stock Option Plan for Non-Employee Directors (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.*
10.2	2004 Israeli Addendum to 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(vii) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.*
10.3	Form of Nonqualified Stock Option Agreement regarding the 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 8, 2008.*
10.4	Form of Incentive Stock Option Agreement regarding the Employee Incentive Stock Option and Non-Qualified Stock Option Plan, is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 8, 2008.*
10.5	1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(xv) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.*
10.6	2004 Israeli Addendum to the 1999 Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(ix) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.*
10.7	2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(xix) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.*
10.8	2004 Israeli Addendum to the 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(xii) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.*
10.9	Officer Incentive Compensation Plan, dated August 2, 2005, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, SEC file number 000-00121.*
10.10	2008 Equity Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on February 12, 2008.*
10.11	2009 Equity Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on February 10, 2009.*
10.12	Amendment No. 1 to the Kulicke and Soffa Industries, Inc. 2009 Equity Plan, effective September 15, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2009.*
10.13	Amendment No. 2 to the Kulicke and Soffa Industries, Inc. 2009 Equity Plan, effective September 30, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2009.*
10.14	Amendment No. 3 to the Kulicke and Soffa Industries, Inc. 2009 Equity Plan, effective September 21, 2012.*
10.15	Form of Officer Performance Share Award Agreement regarding the 2009 Equity Plan, is incorporated

herein by reference to Exhibit 10(xxxiii) to the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2009.*

10.16 Form of Officer Performance Share Award Agreement regarding the 2009 Equity Plan, is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 9, 2010.*

10.17 Form of Officer Restricted Share Award Agreement regarding the 2009 Equity Plan is incorporated herein by reference to Exhibit 10(xxxiv) to the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2009.*

10.18 Form of Officer Restricted Share Unit Award Agreement regarding the 2009 Equity Plan, is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 9, 2010.*

10.19 Form of Officer Restricted Share Unit Award Agreement regarding the 2009 Equity Plan.*

10.20 Kulicke & Soffa Industries, Inc. Executive Severance Pay Plan, dated as of August 9, 2011, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 12, 2011.*

10.21 Kulicke & Soffa Industries, Inc. Officer Severance Pay Plan, dated as of August 9, 2011, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 12, 2011.*

10.22 Form of Change of Control Agreement, dated as of March 25, 2009, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 31, 2009.*

10.23 Form of Change of Control Agreement, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 12, 2011.*

10.24 Offer Letter between the Company and Bruno Guilmart dated August 6, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 6, 2010.*

10.25 Offer Letter between the Company and Jonathan H. Chou, dated November 16, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 16, 2010.*

10.26 Letter Agreement between the Company and Alan Schindler, dated March 9, 2011, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.*

10.27 Employment Agreement between the Company and Christian Rheault, dated June 25, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009.*

10.28 Letter Agreement between the Company and Shay Torton, dated March 15, 2011, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.*

10.29 Letter Agreement between the Company and Tek Chee Mak, as of October 26, 2011.*

10.30 Facilities Agreement between Kulicke and Soffa Ptd. Ltd. and DBS Bank Ltd., dated April 4, 2011, is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

10.31 Debenture between Kulicke and Soffa Pte. Ltd. and DBS Bank Ltd., dated April 4, 2011, is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.

10.32 Agreement to Develop and Lease between DBS Trustee Limited, as trustee of Mapletree Industrial Trust, and the Kulicke & Soffa Pte. Ltd, dated May 7, 2012, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30,

	2012. **
21	Subsidiaries of the Company.
23	Consent of PricewaterhouseCoopers LLP (Independent Registered Public Accounting Firm).
31.1	Certification of Bruno Guilmart, Chief Executive Officer of Kulicke and Soffa Industries, Inc., pursuant to Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification of Jonathan Chou, Chief Financial Officer of Kulicke and Soffa Industries, Inc., pursuant to Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification of Bruno Guilmart, Chief Executive Officer of Kulicke and Soffa Industries, Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Jonathan Chou, Chief Financial Officer of Kulicke and Soffa Industries, Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Indicates a management contract or compensatory plan or arrangement

** Portions of this exhibit have been omitted pursuant to an order granted confidential treatment under the Securities Exchange Act of 1934 issued by the Securities and Exchange Commission.

KULICKE AND SOFFA INDUSTRIES, INC.
Schedule II-Valuation and Qualifying Accounts

Fiscal 2012:									
Allowance for doubtful accounts	$ 2,194	$ (1,239)		$ -		$ (18)	(1)	$ 937
Inventory reserve	$ 15,099	$ 6,060		$ -		$ (2,542)	(2)	$ 18,617
Valuation allowance for deferred taxes	$ 23,777	$ 1,261		$ -		$ (23)		$ 25,015
Fiscal 2011:									
Allowance for doubtful accounts	$ 980	$ 1,219		$ -		$ (5)	(1)	$ 2,194
Inventory reserve	$ 10,140	$ 6,701		$ -		$ (1,742)	(2)	$ 15,099
Valuation allowance for deferred taxes	$ 27,856	$ (1,980)	(3)	$ (2,099)	(5)	$ -		$ 23,777
Fiscal 2010:									
Allowance for doubtful accounts	$ 1,378	$ 32		$ -		$ (430)	(1)	$ 980
Inventory reserve	$ 12,517	$ 1,519		$ -		$ (3,896)	(2)	$ 10,140
Valuation allowance for deferred taxes	$ 36,199	$ (1,951)	(3)	$ -		$ (6,392)	(4)	$ 27,856

(1) Represents write offs of specific accounts receivable.

(2) Disposal of excess and obsolete inventory.

(3) Reflects decrease in the valuation allowance primarily associated with the Company's U.S. and foreign net operating losses and other deferred tax assets.

(4) Represents the release in valuation allowance for a foreign subsidiary and the domestic partial valuation allowance release.

(5) Release of valuation allowance related to prior stock option exercises recorded to additional paid in capital.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KULICKE AND SOFFA INDUSTRIES, INC.

By: /s/ BRUNO GUILMART
Bruno Guilmart
President and Chief Executive Officer

Dated: November 19, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRUNO GUILMART Bruno Guilmart	President and Chief Executive Officer and Director (principal executive officer)	November 19, 2012
/s/ JONATHAN CHOU Jonathan Chou	Senior Vice President, Chief Financial Officer (principal accounting officer)	November 19, 2012
/s/ BRIAN R. BACHMAN Brian R. Bachman	Director	November 19, 2012
/s/ JOHN A. O'STEEN John A. O'Steen	Director	November 19, 2012
/s/ GARRETT E. PIERCE Garrett E. Pierce	Director	November 19, 2012
/s/ MACDONELL ROEHM, JR. MacDonell Roehm, Jr.	Director	November 19, 2012
/s/ BARRY WAITE Barry Waite	Director	November 19, 2012
/s/ CHIN HU LIM Chin Hu Lim	Director	November 19, 2012
/s/ MUI SUNG YEO Mui Sung Yeo (Appointed on October 1, 2012)	Director	November 19, 2012

EXHIBIT INDEX

Exhibit No.	Description
2.1	Master Sale and Purchase Agreement between W.C. Heraeus GmbH and the Company, dated July 31, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 31, 2008.
2.1.1	Amendment No. 1 to the Master Sale and Purchase Agreement between W.C. Heraeus GmbH and the Company, dated as of September 5, 2008, is incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 2, 2008.
2.2	Asset Purchase Agreement between Orthodyne Electronics Corporation and the Company, dated July 31, 2008, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 31, 2008.
2.2.1	Amendment to the Asset Purchase Agreement between Orthodyne and the Company, dated as of October 3, 2008, is incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 8, 2008.
2.2.2	Earnout Agreement between the Company and Orthodyne Electronics Corporation, dated July 31, 2008, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 31, 2008.
3.1	The Company's Amended and Restated Articles of Incorporation, dated December 5, 2007, is incorporated herein by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2007, SEC file number 000-00121.
3.2	The Company's Amended and Restated By-Laws, dated June 5, 2012, is incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.
4.1	Specimen Common Share Certificate of Kulicke and Soffa Industries Inc., is incorporated herein by reference to Exhibit 4 to the Company's Form-8A12G/A dated September 11, 1995, SEC file number 000-00121.
4.2	Indenture between the Company and Bank of New York, as Trustee, dated as of June 6, 2007, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 6, 2007, SEC file number 000-00121.
10.1	1997 Non-Qualified Stock Option Plan for Non-Employee Directors (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.*
10.2	2004 Israeli Addendum to 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(vii) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.*
10.3	Form of Nonqualified Stock Option Agreement regarding the 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 8, 2008.*
10.4	Form of Incentive Stock Option Agreement regarding the Employee Incentive Stock Option and Non-Qualified Stock Option Plan, is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 8, 2008.*
10.5	1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003),

is incorporated herein by reference to Exhibit 10(xv) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.*

10.6 2004 Israeli Addendum to the 1999 Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(ix) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.*

10.7 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(xix) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.*

10.8 2004 Israeli Addendum to the 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(xii) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.*

10.9 Officer Incentive Compensation Plan, dated August 2, 2005, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, SEC file number 000-00121.*

10.10 2008 Equity Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on February 12, 2008.*

10.11 2009 Equity Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on February 10, 2009.*

10.12 Amendment No. 1 to the Kulicke and Soffa Industries, Inc. 2009 Equity Plan, effective September 15, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2009.*

10.13 Amendment No. 2 to the Kulicke and Soffa Industries, Inc. 2009 Equity Plan, effective September 30, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2009.*

10.14 Amendment No. 3 to the Kulicke and Soffa Industries, Inc. 2009 Equity Plan, effective September 21, 2012.*

10.15 Form of Officer Performance Share Award Agreement regarding the 2009 Equity Plan, is incorporated herein by reference to Exhibit 10(xxxiii) to the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2009.*

10.16 Form of Officer Performance Share Award Agreement regarding the 2009 Equity Plan, is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 9, 2010.*

10.17 Form of Officer Restricted Share Award Agreement regarding the 2009 Equity Plan is incorporated herein by reference to Exhibit 10(xxxiv) to the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2009.*

10.18 Form of Officer Restricted Share Unit Award Agreement regarding the 2009 Equity Plan, is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 9, 2010.*

10.19 Form of Officer Restricted Share Unit Award Agreement regarding the 2009 Equity Plan.

10.20 Kulicke & Soffa Industries, Inc. Executive Severance Pay Plan, dated as of August 9, 2011, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 12, 2011.*

10.21 Kulicke & Soffa Industries, Inc. Officer Severance Pay Plan, dated as of August 9, 2011, is

	incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 12, 2011.*
10.22	Form of Change of Control Agreement, dated as of March 25, 2009, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 31, 2009.*
10.23	Form of Change of Control Agreement, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 12, 2011.*
10.24	Offer Letter between the Company and Bruno Guilmart dated August 6, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 6, 2010.*
10.25	Offer Letter between the Company and Jonathan H. Chou, dated November 16, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 16, 2010.*
10.26	Letter Agreement between the Company and Alan Schindler, dated March 9, 2011, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.*
10.27	Employment Agreement between the Company and Christian Rheault, dated June 25, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009.*
10.28	Letter Agreement between the Company and Shay Torton, dated March 15, 2011, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.*
10.29	Letter Agreement between the Company and Tek Chee Mak, as of October 26, 2011.*
10.30	Facilities Agreement between Kulicke and Soffa Ptd. Ltd. and DBS Bank Ltd., dated April 4, 2011, is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.
10.31	Debenture between Kulicke and Soffa Pte. Ltd. and DBS Bank Ltd., dated April 4, 2011, is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.
10.32	Agreement to Develop and Lease between DBS Trustee Limited, as trustee of Mapletree Industrial Trust, and the Kulicke & Soffa Pte. Ltd, dated May 7, 2012, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012. **
21	Subsidiaries of the Company.
23	Consent of PricewaterhouseCoopers LLP (Independent Registered Public Accounting Firm).
31.1	Certification of Bruno Guilmart, Chief Executive Officer of Kulicke and Soffa Industries, Inc., pursuant to Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification of Jonathan Chou, Chief Financial Officer of Kulicke and Soffa Industries, Inc., pursuant to Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification of Bruno Guilmart, Chief Executive Officer of Kulicke and Soffa Industries, Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Jonathan Chou, Chief Financial Officer of Kulicke and Soffa Industries, Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Indicates a management contract or compensatory plan or arrangement

** Portions of this exhibit have been omitted pursuant to an order granting confidential treatment under the Securities Exchange Act of 1934 issued by the Securities and Exchange Commission.

EXHIBIT 21

SUBSIDIARIES OF THE COMPANY (1)

Name	Jurisdiction of Incorporation
Kulicke and Soffa Pte. Ltd.	Singapore
Kulicke and Soffa Global Holdings Corporation	Labuan, Malaysia
Kulicke and Soffa (Israel) Ltd.	Israel
Kulicke and Soffa Holding Company Pte. Ltd.	Singapore
Kulicke and Soffa Foreign Investments, Inc.	Delaware

(1) Certain subsidiaries are omitted; however, such subsidiaries, even if combined into one subsidiary, would not constitute a "significant subsidiary" within the meaning of Regulation S-X.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-160010, 333-69441, 333-37276, 333-37278, 333-103433, 333-103435, 333-69445, 333-148052 and 333-00567) of Kulicke and Soffa Industries, Inc. of our report dated December 8, 2011 relating to the financial statements and financial statement schedule which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
November 19, 2012

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-160010, 333-69441, 333-37276, 333-37278, 333-103433, 333-103435, 333-69445, 333-148052 and 333-00567) of Kulicke and Soffa Industries, Inc. of our report dated November 19, 2012 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Singapore
November 19, 2012

Exhibit 31.1

CERTIFICATION

I, Bruno Guilmart, certify that:

1. I have reviewed this annual report on Form 10-K of Kulicke and Soffa Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 19, 2012
/s/ BRUNO GUILMART
Bruno Guilmart
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Jonathan Chou, certify that:

1. I have reviewed this annual report on Form 10-K of Kulicke and Soffa Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 19, 2012
/s/ JONATHAN CHOU
Jonathan Chou
Senior Vice President, Chief Financial Officer and Principal Accounting Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Bruno Guilmart, President and Chief Executive Officer of Kulicke and Soffa Industries, Inc., do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. the Annual Report on Form 10-K of Kulicke and Soffa Industries, Inc. for the fiscal year ended September 29, 2012 (the "Fiscal 2012 Form 10-K"), which this certification accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. information contained in the Fiscal 2012 Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Kulicke and Soffa Industries, Inc.

Date: November 19, 2012

By: /s/ BRUNO GUILMART
Bruno Guilmart
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jonathan Chou, Senior Vice President and Chief Financial Officer of Kulicke and Soffa Industries, Inc., hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Annual Report on Form 10-K of Kulicke and Soffa Industries, Inc. for the fiscal year ended September 29, 2012 (the "Fiscal 2012 Form 10-K"), which this certification accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. information contained in the Fiscal 2012 Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Kulicke and Soffa Industries, Inc.

Date: November 19, 2012

By: /s/ JONATHAN CHOU
Jonathan Chou
Senior Vice President, Chief Financial Officer and
Principal Accounting Officer

Stock Performance Graph

The graph set forth below compares, for fiscal years 2008 through 2012, the yearly change in the cumulative total returns to holders of common shares of the Company with the cumulative total return of a peer group selected by the Company and of the NASDAQ Composite Index. The peer group is focused on companies that manufacture equipment and materials similar to the equipment and materials manufactured by the Company, and is composed, in part, by reference to peer group lists that the Company believes are commonly used by institutional investors and financial research analysts when evaluating Company performance. The Company believes that the peer group provides a useful reference point for investors when evaluating Company performance across the semiconductor assembly equipment industry business cycle. The peer group is composed of ASM Pacific Technology Ltd., BE Semiconductor Industries, N.V., Brooks Automation Inc., Cohu, Inc., Cymer Inc., KLA-Tencor Corp., LAM Research Corp., LTX-Credence Corporation, Novellus Systems, Inc., Shinkawa Ltd., Teradyne Inc., Ultratech, Inc., Varian Semiconductor Equipment Associates, Inc., and Veeco Instruments Inc. The graph assumes that the value of the investment in the relevant stock or index was $100 at September 28, 2007 and that all dividends were reinvested. Total returns are calculated based on the Kulicke & Soffa Industries, Inc. fiscal year calendar. For purposes of the peer group index, the peer group companies have been weighted based upon their relative market capitalization. The closing sale price of the Company's common shares as of September 28, 2012 was $10.41.



Comparison of 5 Year Cumulative Total Return
Among Kulicke & Soffa Industries, Inc.
NASDAQ Composite Index and Peer Group
Assumes Initial Investment of $100
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
9/28/2007
9/28/2008
10/3/2009
10/2/2010
10/1/2011
9/29/2012
Kulicke & Soffa Industries Inc.
NASDAQ Composite-Total Returns
Peer Group

Company Information
December 2012

Corporate Locations

Corporate Headquarters

Kulicke and Soffa Industries, Inc.
6 Serangoon North Avenue 5
#03-16
Singapore 554910

Technology Centers

Singapore
Fort Washington, Pennsylvania
Irvine, California
Berg, Switzerland
Yokneam Elite, Israel
Suzhou, China

Equipment Manufacturing Facilities

Singapore
Petaling Jaya, Malaysia
Irvine, California

Expendable Manufacturing Facilities

Suzhou, China
Yokneam Elite, Israel

Additional Information

Independent Accountants

PricewaterhouseCoopers, LLP
Singapore

Registrar and Transfer Agent

American Stock Transfer & Trust
6201 15th Avenue
Brooklyn, New York 11219
800-937-5449

NASDAQ Symbol: KLIC

Supplemental Investor Information

An electronic copy of the 2012 Annual Report, the 2013 Proxy Statement, SEC filings and supplemental investor information are available in the Investors section of the Company's corporate website at www.kns.com.

For additional information please contact:
Joseph Elgindy
Investor Relations & Strategic Planning
+1-215-784-7518
jelgindy@kns.com

Leadership Team

Kulicke & Soffa's highly experienced Board of Directors and Executive Officers continue to leverage the Company's strengths and execute on new and challenging corporate objectives. The unique perspective and broad diversity of the management team are important factors to the Company's ongoing success in the dynamic and evolving markets it serves.


Bruno Guilmart


Jonathan Chou


T.C. Mak


Deepak Sood


Alan Schindler


Matthew Vorona


Lester Wong


Nelson Wong

EXECUTIVE OFFICERS

Bruno Guilmart
President and
Chief Executive Officer

Jonathan Chou
Senior Vice President, Chief Financial
Officer and Principal Accounting Officer

Tek Chee ("T.C.") Mak
Vice President, Global Sales

Deepak Sood
Vice President, Global Engineering

Alan Schindler
Senior Vice President,
Global Operations

Matthew Vorona
Vice President, Wedge Bonder
Business Unit

Lester Wong
Senior Vice President, Legal Affairs
and General Counsel

Nelson Wong
Vice President, Ball and Die Bonder
Business Unit Management

BOARD OF DIRECTORS

MacDonell Roehm, Jr.
Chairman of the Board
Kulicke & Soffa Industries, Inc.
Retired Chairman and CEO
Crooked Creek Capital LLC

Brian Bachman
Managing Partner
River Farm LLC
Retired Chief Executive Officer and
Vice Chairman
Axcelis Technologies, Inc.

Bruno Guilmart
President and Chief Executive Officer
Kulicke & Soffa Industries, Inc.

Chin Hu Lim
Managing Partner
Stream Global Venture Catalyst Pte. Ltd.

John O'Steen
Retired Executive Vice President,
Business Development
Cornerstone Brands, Inc.

Garrett Pierce
Vice Chairman and
Chief Financial Officer
Orbital Sciences Corporation

Barry Waite
Retired President and CEO
Chartered Semiconductor
Manufacturing, Ltd.

Mui Sung Yeo
Chief Financial Officer
MediaCorp Pte. Ltd.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Kulicke & Soffa.

Corporate Headquarters
Kulicke and Soffa Industries, Inc. • 6 Serangoon North Avenue 5 • #03-16 Singapore 554910
(P) +65-6880-9600 • (F) +65-6880-9580

Kulicke & Soffa.

6 Serangoon North, Avenue 5, #03-16, Singapore 554910

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
February 19, 2013

THE ANNUAL MEETING OF SHAREHOLDERS OF KULICKE AND SOFFA INDUSTRIES, INC. (the "Company") will be held on Tuesday, February 19, 2013, at 4:30 p.m. (Singapore Time) at the Company's headquarters at 6 Serangoon North, Avenue 5, #03-16, Singapore 554910, for the following purposes:

1. To elect Mr. Chin Hu Lim and Mr. Garrett E. Pierce as directors to serve until the 2017 Annual Meeting;

2. To ratify the appointment of PricewaterhouseCoopers LLP (Singapore) as the Company's independent registered public accounting firm for the fiscal year ending September 28, 2013;

3. To hold an advisory vote on the overall compensation of the Company's named executive officers as described in the Compensation Discussion & Analysis and the accompanying tabular and narrative disclosure as included herein; and

4. To transact such other business as may properly come before the annual meeting.

The board of directors has fixed the close of business on December 12, 2012 as the record date for the determination of holders of common shares entitled to notice of and to vote at the annual meeting.

All shareholders are cordially invited to attend the annual meeting, but whether or not you expect to attend the annual meeting in person, the Company encourages you to vote promptly. You may vote your shares using a toll-free telephone number, over the Internet, or, if you request a paper copy of the proxy card, by signing and dating it and returning it promptly. If you attend the annual meeting, you may (but do not have to) revoke your proxy and vote in person.

By Order of the Board of Directors

SUSAN WATERS
Secretary

January 7, 2013

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on February 19, 2013

Our Notice of Annual Meeting, Proxy Statement for the 2013 Annual Meeting and Annual Report to Shareholders are enclosed and are also available at *www.kns.com/pages/AnnualReports.aspx.*

Kulicke & Soffa.

6 Serangoon North, Avenue 5, #03-16, Singapore 554910

PROXY STATEMENT

January 7, 2013

The enclosed proxy is solicited by the board of directors of Kulicke and Soffa Industries, Inc. (the "Company"). The annual meeting of shareholders of the Company will be held on Tuesday, February 19, 2013, at 4:30 p.m. (Singapore Time) at the Company's headquarters at 6 Serangoon North, Avenue 5, #03-16, Singapore 554910. As permitted by rules adopted by the Securities and Exchange Commission (the "SEC"), the Company is making its proxy statement and its 2012 Annual Report to Shareholders (which includes the Company's Annual Report on Form 10-K) available electronically via the Internet. On January 7, 2013, the Company mailed to its shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and the Company's annual report and how to vote online. Shareholders who received the Notice will not receive a printed copy of the proxy materials in the mail unless they so request. If you would like to receive a printed copy of the Company's proxy materials, please follow the instructions included in the Notice.

Voting and Revocability of Proxies

The Company's board of directors has fixed the close of business on December 12, 2012 as the record date for determining the shareholders entitled to vote at the Company's 2013 annual meeting of shareholders. As of the record date, there were 75,073,455 of the Company's common shares outstanding. Each common share is entitled to one vote on all matters presented at the meeting.

When voting is properly authorized over the Internet or by telephone, or proxies are properly dated, executed and returned, the common shares so represented will be voted at the annual meeting in accordance with the instructions of the shareholder. If no specific instructions are given on a proxy executed by a shareholder of record, the common shares will be voted "**FOR**" the: (1) election of Mr. Chin Hu Lim and Mr. Garrett E. Pierce as directors; (2) ratification of the appointment of PricewaterhouseCoopers LLP (Singapore) ("PwC Singapore"), as the Company's independent registered public accounting firm for the fiscal year ending September 28, 2013; and (3) approval, on a non-binding basis, of the compensation of the Company's named executive officers as described in the Compensation Discussion & Analysis together with the accompanying tabular and narrative disclosure as included in this proxy statement. A shareholder may revoke a proxy at any time before its use by (a) delivering a later executed proxy or written notice of revocation to the Secretary of the Company, (b) attending the annual meeting and giving notice of such revocation or (c) granting a subsequent proxy by Internet or telephone. Attendance at the annual meeting does not by itself constitute revocation of a proxy.

The presence of a majority of the common shares entitled to vote at the annual meeting, represented in person or by proxy, constitutes a quorum. If a quorum is present, (1) the nominees for director receiving the highest number of votes cast at the annual meeting will be elected and (2) the affirmative vote of a majority of the total votes cast by all shareholders entitled to vote at the annual meeting will be required to ratify the appointment of PwC Singapore. The advisory vote to approve the compensation of the Company's named executive officers is not binding on the Company. However, the Company will consider the results of this advisory vote in making future decisions on the Company's compensation policies and the compensation of the Company's executives.

Under the rules that govern brokers and nominees who have record ownership of shares that are held in "street name" for account holders (who are the beneficial owners of the shares), brokers and nominees typically have the discretion to vote such shares on routine matters, but not on non-routine matters. If a broker or nominee has not received voting instructions from an account holder and does not have discretionary authority to vote shares on a particular item because it is a non-routine matter, a "broker non-vote" occurs.

Under the rules governing brokers, the election of directors is considered a non-routine matter for which brokers do not have discretionary authority to vote shares held by an account holder. Additionally, under the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the advisory vote on executive compensation is also a non-routine matter for which brokers do not have discretionary authority to vote shares held by an account holder. The ratification of our auditors is considered a routine matter.

Abstentions, the withholding of authority to vote or the specific direction not to cast a vote, such as a broker non-vote, will not constitute the casting of a vote on any matter. Consequently, abstentions and broker non-votes have no effect on the outcome of the vote for the election of a director, because only the number of votes cast for each nominee is relevant, or on the ratification of the Company's independent registered public accounting firm. Additionally, abstentions and broker non-votes have no effect on the outcome of the advisory vote on executive compensation because only the number of votes cast for or against are relevant and in any event, this vote is non-binding.

How You Can Vote

Shareholders of record may vote by any of the following methods:

- **Voting by internet.** The website and instructions for internet voting is on the Notice, and voting is available 24 hours a day. Shareholders who wish to exercise cumulative voting rights in the election of directors must vote in person or by mail.
- **Voting by telephone.** The toll-free telephone number for voting is on the proxy card, and voting is available 24 hours a day.
- **Voting by mail.** If you choose to receive a printed copy of the proxy materials, you may vote by mail by marking the proxy card enclosed with the proxy statement, dating and signing it, and returning it in the postage-paid envelope provided.

Shareholders who hold their shares through a broker (in "street name") must vote their shares in the manner prescribed by their broker.

ITEM 1 — ELECTION OF DIRECTORS

The board of directors has nominated Mr. Chin Hu Lim and Mr. Garrett E. Pierce for re-election at the annual meeting to serve until the 2017 annual meeting and until their successors have been duly elected and qualified. Shareholders have the right to cumulate votes in the election of directors (i.e. each shareholder may multiply the number of votes the shareholder is entitled to cast by the total number of directors to be elected and may cast the whole number of votes for one candidate or distribute them among some or all candidates). By signing the proxy card, authority is given to the persons named as proxies to cumulate votes in their discretion. Shareholders, however, can withhold discretionary authority to cumulate votes on the proxy card or cumulate votes for any director by indicating so on the proxy card. If either Mr. Lim or Mr. Pierce is unable to serve as director at the time of the election, the persons named as proxies in the proxy may vote the proxies for any other individual (or individuals, as applicable) as they may choose, unless the board of directors determines that no director should be elected at the annual meeting.

The following table provides information concerning Mr. Lim and Mr. Pierce, as well as the other directors of the Company and the executive officers of the Company. In addition to the information presented below regarding each director's and director nominee's specific experience, qualifications, attributes and skills that led the Company to conclude that he or she should serve as a director, the Company also believes that all of its directors, including Mr. Lim and Mr. Pierce, have significant leadership experience derived from their professional experience and have a reputation for integrity and honesty and adhere to high ethical standards. The process undertaken by the Company's Nominating and Governance Committee in recommending qualified director candidates is described below under the heading "Nominating and Governance Committee" on page 43. Unless otherwise specified, the directors have held the positions indicated (including directorships) for at least five years. Each person below has an address of c/o the Company at 6 Serangoon North, Avenue 5, #03-16, Singapore 554910.

Name, Age and Occupation	Director Since	Term Expires
Directors Nominated for Re-Election		
Chin Hu Lim (54)	2011	2013

Mr. Lim has served as the Managing Partner of Stream Global Venture Catalyst Pte Ltd., a venture fund providing seed funding for startups in the social and interactive digital media space, since 2010. Mr. Lim was Chief Executive Officer of BT Frontline Pte Ltd., a subsidiary of British Telecommunications Plc that provides information technology services, from 2008 until his retirement in 2010. Thereafter, Mr. Lim served as advisor and board member of BT Frontline Pte Ltd. from 2010 to 2011. He previously served as Chief Executive Officer and as a director of Frontline Technologies Corporation Limited, a Singapore exchange listed company that provided IT services throughout Asia, from 2000 until 2008. Before that time, Mr. Lim was Managing Director of Sun Microsystems Singapore and held various management positions with Hewlett-Packard South East Asia. Mr. Lim also serves as a director of Changi General Hospital Pte. Ltd., G-Able (Thailand) Ltd, an IT services company in Thailand, Singapore Institute of Directors (SID) and Caledonian Investments Pte Ltd, a New Zealand investment company focused on technology investments in Asia. He previously served as a director of the Infocomm Development Authority of Singapore and as a council member of the Singapore Infocomm Technology Federation, IT Standards Committee and National Infocomm Manpower Council of Singapore.

Director Qualifications:

In determining that Mr. Lim should serve as a director of the Company, the board of directors considered Mr. Lim's experience as Chief Executive Officer of BT Frontline Pte Ltd. and also of Frontline Technologies Corporation, a Singapore publicly listed company, and his 29 years of experience in information technology related businesses in the Asia Pacific region. The board of directors also considered Mr. Lim's continuing education on corporate governance with the UCLA Director Education and Certification Program in 2012.

Name, Age and Occupation	Director Since	Term Expires
Garrett E. Pierce (68)	2005	2013

Mr. Pierce has served as Vice Chairman and Chief Financial Officer of Orbital Sciences Corporation, a developer and manufacturer of small rockets and space systems, since April 2002 and as a member of its board of directors since August 2000. Between August 2000 and April 2002, he was Executive Vice President and Chief Financial Officer of Orbital Sciences Corporation. From 1996 until August 2000, Mr. Pierce was Executive Vice President and Chief Financial Officer of Sensormatic Electronics Corp., a producer of electronic surveillance systems, and in July 1998 was also named its Chief Administrative Officer. Before that, Mr. Pierce was the Executive Vice President and Chief Financial Officer of California Microwave, Inc. He has also served as Chief Financial Officer, President and Chief Executive Officer of Materials Research Corporation which was acquired by Sony Corporation in 1989. From 1972 to 1980, Mr. Pierce held various management positions with The Signal Companies.

Director Qualifications:

In determining that Mr. Pierce should serve as a director of the Company, the board of directors considered his approximately 28 years experience as a chief financial officer of publicly-traded, technology-based businesses. Mr. Pierce also has approximately 14 years experience in the semiconductor equipment industry, as both a chief financial officer and a chief executive officer. The board of directors also considered that Mr. Pierce is currently the chief financial officer of a publicly-traded technology company and is a certified public accountant and a chartered global management accountant. Finally, the board of directors considered his continuing education in audit and financial risk management with the Harvard Business School's Audit Committees in a New Era of Governance program in 2011.

Continuing Directors

Name, Age and Occupation	Director Since	Term Expires
Brian R. Bachman (67)	2003	2016

Mr. Bachman is a private investor and has served as the Managing Partner of River Farm LLC, which provides advisory services and is an agricultural business, since 2004. From 2000 to 2002, Mr. Bachman served as Chief Executive Officer and Vice Chairman of Axcelis Technologies, Inc., which produces equipment used in the fabrication of semiconductors. Mr. Bachman also serves as a director of Trident Microsystems Inc. He formerly served as a director of Ultra Clean Technologies from 2004 to 2009 and Keithley Instruments, Inc. from 1996 to 2010.

Director Qualifications:

In determining that Mr. Bachman was qualified to serve as a director of the Company, the board of directors considered Mr. Bachman's executive leadership experience at semiconductor, semiconductor equipment and other high technology businesses, culminating with his role as Chief Executive Officer and Vice Chairman of Axcelis Technologies. The board of directors also considered Mr. Bachman's 17 years of service as a director at publicly-listed small and mid-cap technology companies. Finally, the board of directors considered his continuing education in corporate governance with the Harvard Improving Corporate Governance Program in 2008 and Compensation Committee Program in 2010.

Name, Age and Occupation	Director Since	Term Expires
Bruno Guilmart (52)	2010	2015

Mr. Guilmart has served as the Company's President and Chief Executive Officer since October 2010. From June 2008 until he joined the Company, Mr. Guilmart served as President, Chief Executive Officer and director of Lattice Semiconductor Corporation, a developer of programmable logic devices and related software. From August 2007 until June 2008, Mr. Guilmart served as President, Chief Executive Officer and director of Unisem (M) Berhad Group, a provider of semiconductor assembly and test services. From September 2003 to August 2007, Mr. Guilmart served as President, Chief Executive Officer and director of Advanced Interconnect Technologies, Inc., a TPG-Newbridge Company, a provider of semiconductor assembly and test services, which was acquired by Unisem (M) Berhad Group in August 2007. Before joining Advanced Interconnect Technologies, Inc., Mr. Guilmart was Senior Vice President of Worldwide Sales for Chartered Semiconductor Manufacturing, Ltd. Mr. Guilmart also has held senior management and business development positions at Cadence Design Systems, Temic Semiconductors and Hewlett-Packard Company. Mr. Guilmart also served as a director of Chartered Silicon Partners, a subsidiary of Chartered Semiconductor Manufacturing, Ltd., a major wafer foundry, from 2001 to 2003.

Director Qualifications:

In determining that Mr. Guilmart was qualified to serve as a director of the Company, the board of directors considered his achievement as an executive officer of several corporations operating in the semiconductor industry and the breadth of knowledge of the industry gained by those experiences. The board of directors also considered Mr. Guilmart's participation in the 2009 Stanford Annual Director's College. Mr. Guilmart also provides the perspective of a chief executive officer of three semiconductor industry companies, including the Company.

John A. O'Steen (68)	1988	2014

Mr. O'Steen served as Executive Vice President, Business Development of Cornerstone Brands, Inc., a consumer catalog company, from March 2003 until his retirement in May 2004. From 1998 to 2003, Mr. O'Steen served as Executive Vice President of Cornerstone Brands, Inc. From 1991 to 1998, Mr. O'Steen served as Chairman and Chief Executive Officer of Cinmar, L.P., a mail order catalog company that was acquired by the predecessor of Cornerstone Brands, Inc. in September 1995. Before that time, Mr. O'Steen served as President, Chief Executive Officer and a director of Cincinnati Microwave, Inc., a manufacturer of electronic products. Mr. O'Steen also serves as a director of Riggs Heinrich Media, Inc.

Director Qualifications:

In determining that Mr. O'Steen was qualified to serve as a director of the Company, the board of directors considered his experience as President and Chief Executive Officer of Cincinnati Microwave, Inc. and as Chairman and Chief Executive of Cinmar, L.P., as well in senior leadership roles at other companies.

Name, Age and Occupation	Director Since	Term Expires
MacDonell Roehm, Jr. (73)	1984	2014

Mr. Roehm has served as Chairman of the Company's board of directors since May 2010. Mr. Roehm retired as Chairman and Chief Executive Officer of Crooked Creek Capital LLC, a provider of strategic, operational and financial restructuring services, in June 2012, a position he had held since 1998. In addition, Mr. Roehm is a director of Next Capital International, an Australian private equity fund, a position he has held since 2009. From September 2002 to April 2003, Mr. Roehm also served as Chief Executive Officer of CH4 Gas Limited, a natural resources company. From 2000 to 2001, Mr. Roehm served as Chairman and Chief Executive Officer of Mackenzie-Childs Ltd., a manufacturer and retailer of furniture and home accessories. From 1999 to 2007, Mr. Roehm also served as Chairman of Australian Ventures LLC, a private equity fund. From 1994 until 1998, Mr. Roehm served as Chairman, President and Chief Executive Officer of Bill's Dollar Stores, Inc., a chain of retail convenience stores. Before that time, he served as Managing Director of AEA Investors, Inc., a private investment firm.

Director Qualifications:

In determining that Mr. Roehm was qualified to serve as a director of the Company, the board of directors considered his experience of serving as chief executive officer of companies in a variety of industries and the skills, knowledge and perspective gained from executive and director roles at private equity and investment firms.

Name, Age and Occupation	Director Since	Term Expires
Barry Waite (64)	2003	2015

Mr. Waite served as President and Chief Executive Officer of Chartered Semiconductor Manufacturing, Ltd, a major wafer foundry, from May 1998 until his retirement in May 2002. From 1982 to 1998, Mr. Waite held positions of increasing responsibility with Motorola Corporation, Semiconductor Products Sector, including Senior Vice President and General Manager, Europe, Middle East and Africa from 1997 to 1998 and Senior Vice President and General Manager Microprocessor and Memory Technology Group from 1993 to 1997. Mr. Waite also serves as a director of Innovative Micro Technology and GlobalFoundries and as a senior advisor to Investor Growth Capital, an investment fund, and to Advanced Technology Investment Company, which is wholly-owned by the Abu Dhabi government for the purpose of investing in the advanced technology sector. Mr. Waite also previously served as a director of ZETEX PLC, a manufacturer of analog semiconductor products, from June 2003 to June 2008.

Director Qualifications:

In determining that Mr. Waite was qualified to serve as a director of the Company, the board of directors considered Mr. Waite's record of achievement in over 40 years of experience in the semiconductor industry at all levels of management, culminating with his tenure as President and Chief Executive Officer at Chartered Semiconductor Manufacturing, Ltd.

Name, Age and Occupation	Director Since	Term Expires
Mui Sung Yeo (54) Ms. Yeo was elected to the board of directors on October 1, 2012. Ms. Yeo has served as Chief Financial Officer of MediaCorp Pte Ltd., one of Singapore's leading media companies with platforms spanning television, radio, newspapers, magazines, movies and digital and out-of-home media, since September 2007. Ms. Yeo previously served as Chief Financial Officer and Group Vice President at United Test & Assembly Center Ltd. from October 1999 to September 2007. Earlier in her career she held positions at F&N Coca Cola, Baxter Healthcare, Archive and Texas Instruments. Ms. Yeo graduated magna cum laude with a Bachelor of Science in Business Administration, majoring in Accounting, from the University of San Francisco. Director Qualifications: In determining that Ms. Yeo was qualified to serve as a director of the Company, the board of directors considered her approximately 13 years of experience as a chief financial officer of large, publicly-traded, technology and media businesses. Ms. Yeo also has approximately 18 years of experience in the semiconductor industry.	2012	2016

***Executive Officers* (other than Mr. Guilmart)**

Jonathan H. Chou (48), *Senior Vice President, Chief Financial Officer and Principal Accounting Officer*

Mr. Chou was appointed Senior Vice President, Chief Financial Officer and Principal Accounting Officer in December 2010. From April 2008 until he joined the Company, Mr. Chou served as Chief Financial Officer of Feihe International, Inc. (f/k/a American Dairy, Inc.), a producer and distributor of premium infant formula, milk powder, soybean, rice cereal and walnut products in China. From February 2006 to June 2007, Mr. Chou served as the Asia Pacific Corporate Chief Financial Officer and Vice President of Mergers & Acquisitions for Honeywell International, a diversified technology company. From September 2003 to January 2006, Mr. Chou served as the Asia Regional Chief Financial Officer of Tyco Fire & Security (ADT), a division of Tyco International. From May 2000 to September 2003, Mr. Chou held several senior finance positions at Lucent Technologies including Asia Pacific Chief Financial Officer. Mr. Chou has also served as a director of Microport Scientific Corporation, a medical product company, since September 2010. Mr. Chou received a Bachelor's Degree from the State University of New York at Buffalo and a Master of Business Administration degree from Fuqua School of Business at Duke University.

Tek Chee ("T.C.") Mak (58), *Vice President, Global Sales*

Mr. Mak has served as Vice President, Global Sales since September 2006. He previously served as Vice President of Sales for the Equipment and Expendable Tools businesses from November 2004 to September 2006 and as Vice President of Asia Sales from February 2001 to November 2004. Mr. Mak was educated in Hong Kong and holds a Higher Diploma in Electronic Engineering from Hong Kong Polytechnic University.

Alan B. Schindler (53), *Senior Vice President, Global Operations*

Mr. Schindler was appointed Senior Vice President, Global Operations in April 2011. He previously served as Vice President, Integrated Supply Chain and Operations from 2009 to 2011 and Vice President, Global Supply Chain from 2002 to 2009. Prior to joining the Company, Mr. Schindler spent eight years working in multiple manufacturing locations for Unis Corporation. Mr. Schindler earned his Bachelor of Science in Economics from Villanova University and his Master of Science from the University of Pennsylvania. He also completed the Stanford Executive Institute's program on managing technology companies.

Deepak Sood (51), *Vice President, Global Engineering*

Mr. Sood was appointed Vice President, Global Engineering effective January 1, 2013. He previously served as Global Director, Software and Vision Systems from 2006 to 2012 and in various other managerial positions of increasing scope, from 1995 to 2006. Prior to joining the Company, Mr. Sood spent one year as a

Research Engineer at Lawrence Livermore National Labs. Mr. Sood received a Master of Science degree in Electrical Engineering from Wright State University and a Ph.D. in Electrical, Computer and Systems Engineering from Rensselaer Polytechnic Institute.

Matthew Vorona (53), *Vice President, Wedge Bonder Business Unit*

Mr. Vorona joined the Company upon the acquisition of Orthodyne Electronics in October 2008 and was appointed Vice President, Wedge Bonder Business Unit in October 2012. Mr. Vorona previously served as Director of Sales & Marketing from October 2009 to October 2010 and as Global Sales Director from September 2008 to October 2009. Before that, Mr. Vorona had served as Director of International Sales for Orthodyne Electronics since 2001. Mr. Vorona earned his Bachelor of Arts from the University of Virginia and his Masters in International Affairs from Columbia University.

Lester Wong (46), *Senior Vice President, Legal Affairs and General Counsel*

Mr. Wong joined the Company in September 2011 as Senior Vice President, Legal Affairs and General Counsel. Prior to joining the Company, Mr. Wong was General Counsel at GigaMedia Limited, a major provider of online entertainment software, from May 2008 to August 2011. He previously served as Senior Legal Counsel at CDC Corporation, a software and media company, from June 2003 to November 2007, and as an executive with Cowen Latitude Asia, the wholly-owned Asia subsidiary of Cowen Group, a diversified financial services company, from April 2001 to June 2003. Mr. Wong obtained a Bachelor's Degree from the University of Western Ontario and a Bachelor of Law Degree from the University of British Columbia in Canada. He was admitted to the Law Society of Upper Canada (Ontario) in 1993, Law Society of British Columbia in 1993 and Law Society of Hong Kong in 1997.

Nelson Wong (52), *Vice President, Ball and Die Bonder Business Unit Management*

Mr. Wong has served as Vice President, Ball and Die Bonder Business Unit Management since 2006 and is responsible for leading the Ball Bonder, Die Bonder, Tools, Blades and Support Services Business Units. He previously served as Director of Marketing — Ball Bonder from 2000 to 2006 and Application Manager from 1997 to 2006. Mr. Wong holds a Masters of Business Administration and a degree in Physics from the National University of Singapore.

Former Executive Officer

Charles J. Salmons (57), *Former Senior Vice President, Engineering*

Mr. Salmons left the Company after the end of fiscal 2012. His last day was December 31, 2012.

THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR THE ELECTION OF MR. CHIN HU LIM AND MR. GARRETT E. PIERCE AS DIRECTORS.

ITEM 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the board of directors has appointed PricewaterhouseCoopers LLP (Singapore) ("PwC Singapore") as the Company's independent registered public accounting firm for the fiscal year ending September 28, 2013. The ratification of the appointment of the independent registered public accounting firm by the shareholders is not required by law or by the Company's By-laws. Traditionally, the Company has submitted this matter to the shareholders for ratification and believes that it is good practice to continue to do so. If a majority of the votes cast on this matter are not cast in favor of the appointment of PwC Singapore, the Audit Committee will reconsider its appointment.

Representatives of PwC Singapore are expected to be present at the annual meeting to make a statement if they so desire and will be available to respond to any appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS VOTING <u>FOR</u> RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP (SINGAPORE) AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

ITEM 3 — ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Section 951 of the Dodd-Frank Act requires the Company to provide our shareholders with the opportunity to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in the "Compensation Discussion & Analysis" (beginning on page 11) and the accompanying tabular and narrative disclosure. This vote is intended to provide an overall assessment of our executive compensation program rather than focus on any specific item of compensation. At the 2012 annual meeting of shareholders, the Company's shareholders approved the compensation of our named executive officers as disclosed in the proxy statement for that meeting. Previously, at the 2011 annual meeting of shareholders, the Company's shareholders voted on an advisory basis in favor of holding annual advisory votes on the Company's executive compensation. Following that vote, the board of directors determined that the advisory vote on the Company's executive compensation should be held annually. Accordingly, the board of directors asks that you approve the compensation of our named executive officers for fiscal 2012.

The Management Development and Compensation Committee (the "Committee") and the board of directors value the opinion of our shareholders and will take into account the outcome of the vote when considering future executive compensation matters. Because this vote is advisory, however, it is not binding on the board of directors and will not directly affect or otherwise limit any existing compensation or award arrangements of any of our named executive officers.

We structure our executive compensation program to reward executives for the Company's performance, to build and retain a team of tenured, seasoned executives by maintaining competitive levels of compensation and to invest our executive officers, including our named executive officers, in the long-term success of the Company. By adhering to these goals, we believe that the application of our compensation program has resulted in executive compensation decisions that are appropriate and that have benefitted the Company over time.

The Company's executive compensation program has resulted in a performance-oriented environment by conditioning a significant portion of each executive's cash and equity compensation on the achievement of performance targets. For example:

- In general, a majority of the equity awards to the Chief Executive Officer and Chief Financial Officer are performance-based awards and a minority of such awards are time-based restricted share awards, while for the other named executives officers, half of the equity awards are performance-based awards and the other half are time-based restricted share awards;
- The vesting of performance shares is tied to total shareholder return relative to the companies comprising the Philadelphia Semiconductor Exchange Index, measured over a three-year performance period; and

- Quarterly cash incentive payments made under the Company's Officer Incentive Compensation Plan are based on return on invested capital targets and on achievement of individual performance objectives.

We also structure our executive compensation program with the appropriate levels and metrics for incentive opportunities, without encouraging executives to take risks that could be considered excessive or unnecessary. For example:

- Base salaries of the Company's executive officers range between 13% and 61% of total targeted direct compensation;
- The Committee emphasizes long-term equity compensation for executive officers with a substantial portion of equity awards granted as performance-based awards, which generally cliff-vest after the conclusion of a three-year service and performance period if performance goals are achieved;
- The Committee has adopted stock ownership guidelines requiring stock ownership of three times base salary for the Chief Executive Officer, two times base salary for the Chief Financial Officer and one time base salary for other executive officers;
- The Committee has entered into change of control agreements with its named executive officers, which require a "double trigger" whereby severance benefits are only received following both a change of control and termination of employment, rather than a single trigger that requires only a change of control; and
- The Committee has adopted a recoupment or "clawback" policy regarding the recovery of executive compensation that is based on performance targets relating to the financial results of the Company. Under the policy, if the board of directors or Committee determines that any fraud, gross negligence or intentional misconduct by any executive officer was a significant factor contributing to the Company restating all or a portion of its financial statement(s), then the board of directors or the Committee will take action it deems necessary to remedy the fraud, gross negligence or intentional misconduct and prevent its recurrence. The Company may seek to recover or recoup incentive awards that were paid or vested up to 60 months prior to the date the applicable restatement is disclosed. The recoupment policy operates in addition to, and not in lieu of, any other rights of the Company to recoup or recover incentive awards under applicable laws and regulations, including the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act.

The Company's balanced compensation culture and focus on pay-for-performance is illustrated by the amounts and types of compensation paid to executives. We invite you to consider the details provided in the "Compensation Discussion & Analysis" (beginning on page 11), as well as the accompanying tabular and narrative disclosure. We are asking our shareholders to indicate their support for the compensation of our named executive officers by voting "FOR" the following resolution:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, in the "Compensation Discussion & Analysis" and the related compensation tables and narrative discussion included in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders."

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL APPROVING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion & Analysis

Introduction

The purpose of the Compensation Discussion & Analysis ("CD&A") section of this proxy statement is to describe to our shareholders how and why compensation decisions are made for the Company's named executive officers. For fiscal 2012, the Company's named executive officers discussed in this CD&A are:

- Bruno Guilmart, President and Chief Executive Officer ("CEO");
- Jonathan Chou, Senior Vice President, Chief Financial Officer ("CFO") and Principal Accounting Officer;
- Tek Chee ("T.C.") Mak, Vice President, Global Sales;
- Alan Schindler, Senior Vice President, Global Operations; and
- Charles Salmons, Former Senior Vice President, Engineering.

Collectively, these individuals are referred in this CD&A as the Company's "executives" or "executive officers." Mr. Salmons left the Company after the end of fiscal 2012. His last day was December 31, 2012.

The Company is incorporated in Pennsylvania, listed on NASDAQ and headquartered in Singapore. Most, but not all, of the Company's executives are employed as locals in Singapore, and their compensation is denominated in Singapore dollars. The Company is governed by U.S. regulations, including the rules and regulations of the Securities and Exchange Commission which, among other things, require that the compensation narrative and tabular disclosure included in this proxy statement show amounts in U.S. dollars. As a result, our U.S. dollar reporting of compensation shows year-to-year changes due to foreign currency fluctuations, even when compensation levels as denominated in local currency may not have changed. To be an aid in the understanding of these foreign currency fluctuations, we have provided a narrative discussion, as well as charts showing both U.S. and Singapore dollar compensation, under the heading "Foreign Currency Considerations." We have also clearly designated throughout this CD&A which of the Company's executive officers are paid in Singapore dollars. Neither the Management Development and Compensation Committee of the Company's board of directors (referred to as the "Committee") nor the CEO has any control over the currency exchange rate fluctuations between U.S. dollars and Singapore dollars.

As described below, the Committee is guided by compensation of peer companies and by surveys that are principally U.S.-based, and the Committee also endeavors to understand Asian and especially Singapore compensation practices to ensure that our compensation is equitable and locally competitive.

Executive Summary

Overview

Pay-for-Performance: The Committee has implemented an officer compensation program based on the fundamental principle of pay-for-performance. The following graph shows the correlation between the Company's net income and the compensation we paid to our CEO (in Singapore dollars, as the CEO is a Singapore employee) since he joined us in October 2010 at the commencement of fiscal 2011. Additionally, during the two-year period of our CEO's tenure, our total shareholder return was 89.73% compared to a median total shareholder return of 18.28% of the current Philadelphia Semiconductor Exchange Index (the "SOXX Index").

CEO Pay-for-Performance (Fiscal 2011 – 2012)



Total Direct Compensation
Net Income
$8,000.00
$6,000.00
$4,000.00
$2,000.00
$0.00
* Total Direct Compensation (SG$ thousands)
$6,587.00
$4,645.00
FY2011
FY2012
$200.0
$180.0
$160.0
$140.0
$120.0
$100.0
$80.0
Net Income (US$ million)

* *Total Direct Compensation consists of base salary, quarterly cash incentives earned, and grant date fair value of equity awards.*

Performance-Based Cash and Equity Compensation: The Company's compensation program has three core elements: base salary, quarterly performance-based cash incentive compensation under the Company's Officer Incentive Compensation Plan (the "OIC Plan") and equity incentives under the Company's 2009 Equity Plan. Cash incentive compensation is determined primarily by return on invested capital ("ROIC"). The vesting of performance-based equity is tied to total shareholder return as compared to the companies comprising the SOXX Index, measured over a three-year performance period. In general, a majority of the equity compensation awarded to the Company's executives under the 2009 Equity Plan is performance-based.

CEO Pay Mix — Fiscal 2012 **All Other Officers' Pay Mix — Fiscal 2012**



Base Salary
Bonus
Stock Awards
Non-Equity Incentive Plan
All Other
3%
13%
21%
63%
8%
24%
26%
2%
40%

The percentages above were calculated using base salary, quarterly cash incentives, grant date fair value of equity awards, discretionary bonuses, and all other compensation as reported in the "Summary Compensation Table."

The Committee believes that its compensation program must be competitive in order to attract and retain high performance executives. The Company's total compensation program is designed to result in median pay (compared to a peer group of companies) for median performance, above median pay for above median performance and below median pay for below median performance, while considering prudent risk taking to achieve sustainable shareholder value creation.

Although we believe that the CEO's performance and the Company's performance have been exceptional, we believe that the CEO's current base salary appropriately reflects his relative performance, and, accordingly, he has not received an increase in base salary since he joined the Company in October 2010. Any changes reflected in the Summary Compensation Table for his base salary reflect only fluctuations in foreign currency conversions between Singapore dollars, in which the CEO is paid, and U.S. dollars, as required for SEC reporting purposes. The Committee also does not intend to change the CEO's base salary for fiscal 2013. The Committee believes that CEO compensation for exceptional performance should be driven primarily by performance-based cash and equity incentives.

Fiscal 2012 Highlights

Fiscal 2012 was a profitable and successful year, with record net income for the Company. During this period, the Company demonstrated the ability to support a responsive and scalable manufacturing organization while also maintaining variability for non-manufacturing expenses. In the first half of 2012, the Company initiated a corporate-wide cost savings initiative as a sustainable way to reduce spending during lower demand quarters. As a result of this program, the Company saved an estimated $6.8 million of expenses, improving operating profits by 20%.

In fiscal 2012, management achieved this ongoing success by: (i) improving net income by $33.0 million over fiscal 2011, despite a net revenue reduction of $39.4 million; (ii) growing the Company's Wire Bonder market share to a record high; and (iii) continuing to aggressively release new products to broaden and diversify the Company's revenue stream. Fiscal 2012 net income of $160.6 million was a new record high for the Company. During fiscal 2012, the Company repaid its $110 million convertible subordinated notes and ended the year with record cash and cash equivalents of $440.2 million. This success resulted in higher pay for the Company's executives, primarily in the form of incentive pay under the Company's OIC Plan.

Say-On-Pay Feedback from Shareholders

At the 2012 annual meeting of shareholders, 98.19% of the votes cast by the Company's shareholders approved, on an advisory basis, the compensation of the Company's named executive officers. Although the vote was non-binding, the Committee and the board of directors value the opinion of the Company's shareholders and have carefully considered the outcome of the vote in their subsequent executive compensation decision making. In part because the shareholders voted to approve the compensation of the Company's named executive officers by a large margin, the Committee determined that the Company's compensation practices would remain the same for fiscal 2012. At the 2011 annual meeting of shareholders, the Company's shareholders voted on an advisory basis in favor of holding annual advisory votes on the Company's executive compensation. Following that vote, the board of directors determined that the advisory vote on the Company's executive compensation should be held annually.

Goals and Objectives of the Compensation Program

The Committee strives to design an executive compensation program that fosters a pay-for-performance culture with the following goals:

- motivating executives to achieve short-term and long-term goals that create shareholder value;
- aligning executives' and shareholders' interests;
- attracting, rewarding and retaining high performance executives; and
- motivating prudent risk taking to create shareholder value.

The Committee evaluates the Company's compensation program at least annually to ensure that compensation programs are aligned with the goals of the Company, compensation opportunities provided to key executives are competitive with similarly situated executives in the Company's industry and geographic territories, and compensation opportunities are motivating executives to take appropriate actions to create shareholder value. The Committee seeks to foster a performance-oriented environment by making a significant portion of each executive's cash and equity compensation conditioned on the achievement of performance targets that the Committee believes drive shareholder value creation. For fiscal 2012, these performance targets included ROIC, total shareholder return and individual objectives that drive achievement of strategic goals.

Roles of the Committee and Management in Compensation Decisions

The Committee is responsible for establishing the Company's compensation policies, setting base salaries for officers, and reviewing and approving the Company's cash incentive compensation plans and equity compensation plans for all eligible employees. The Committee consists of three independent members of the board of directors. Committee Chairman Brian Bachman and John O'Steen served as members of the Committee throughout fiscal 2012, and Chin Hu Lim was appointed to the Committee when he joined the board of directors in December 2011. The Committee establishes the executive officers' compensation and, on a quarterly basis, reviews the performance of each executive officer. The Committee reviews and approves all employment agreements, executive severance arrangements, change of control agreements and inducement grants to new executive officers. The Committee also recommends to the full board of directors the amount and form of compensation to be paid to directors for serving on the board of directors and its committees. The Committee meets at least quarterly, and all decisions of the Committee must be approved by a majority of its members.

The Committee consults with the CEO, the Vice President of Human Resources, and the Director, Global Compensation and Benefits, on executive compensation matters. Each year, the CEO, the Vice President of Human Resources and the Director, Global Compensation and Benefits recommend to the Committee base salary levels and target levels for cash incentive payments and equity compensation for each executive officer (other than the CEO). These recommendations are based upon management's assessments of individual performance, the individual's potential to contribute to the Company's success in the future, and by reference to the peer group and survey data discussed below. The CEO may also recommend to the Committee promotion and/or retention grants during the year for key employees. Additionally, the CEO and CFO calculate and recommend ROIC targets to the Committee annually. ROIC targets and individual performance objectives provide the basis for cash incentive payments made under the OIC Plan. Each quarter, the CEO recommends a performance "score" of each executive officer's achievement of his or her individual performance objectives for the prior quarter and recommends to the Committee individual performance objectives for the coming quarter. Mr. Guilmart, the CEO, negotiated his own compensation with the Committee before joining the Company in 2010. Under the terms of Mr. Guilmart's arrangement, his performance targets under the OIC Plan are determined by the Committee after consultation with him. The Committee meets with the CEO each quarter to score his objectives and review the other executive officers' achievement of their individual performance objectives. Once objectives are scored and the ROIC targets determined, payments under the OIC Plan may be adjusted up or down by the Committee to further reflect overall individual performance.

The Committee uses industry and peer group survey data to help in its allocation of compensation between short-term and long-term compensation and between cash and equity compensation. The Committee also has discretion in the granting of cash incentive awards and performance-based share awards and can "vest" certain awards to executive officers. Historically, the Committee has exercised this discretion only in extraordinary circumstances. In fiscal 2012, all awards granted under the 2009 Equity Plan vested in accordance with the applicable performance period or vesting schedule or in accordance with the terms of the applicable equity grant award agreements.

Compensation Consultant

The Committee has the authority to engage independent advisors to assist it in carrying out its responsibilities. The Committee has retained Radford, an Aon Hewitt company, as an independent consultant on compensation issues. For fiscal 2012, the Committee engaged Radford to provide the Committee peer group analysis, survey data and counsel on compensation trends and issues. The Committee also regularly consults Radford on individual employment and compensation issues. Management had no role in selecting the Committee's compensation consultant. In fiscal 2012, Radford received $91,735 for survey data and compensation consulting services to the Committee. In addition, the Company uses Aon for risk management and insurance brokerage services, and Aon received $158,363 for those services in fiscal 2012. The engagement of Aon for risk management and insurance brokerage services is overseen by, and approved by, the Audit Committee of the Company's board of directors. The Committee reviewed with the Audit Committee the engagements of Aon for risk management and insurance brokerage services and concluded that these engagements do not compromise Radford's independence as the Committee's compensation consultant.

Design of the Compensation Program

The Company's executive compensation program has two principal components:

- establishing a targeted total direct compensation ("TDC") amount for each executive officer that is competitive within the Company's industry and the executive officer's geographic location; and
- establishing for each individual executive officer an appropriate mix of base salary and performance-based cash and equity incentive compensation.

Total Direct Compensation

The targeted TDC amount for each executive officer is established by the Committee based on a number of individual factors, including performance, level of responsibility within the Company, experience, potential to contribute to the Company's future success in the executive's current role or in an expanded role, and pay levels for similar positions.

The Committee's starting point in establishing TDC levels is to determine the appropriate ranges of competitive market compensation so that the Company is able to effectively compete for high performance executives. The Committee does this by analyzing the executive compensation at peer companies supplemented by aggregate market survey data for similarly-sized technology companies. The Committee considers benchmarking against peer companies to be a necessary point of reference in determining whether the total targeted compensation opportunity offered by the Company is competitive in the marketplace for executives, but the Committee does not believe that peer data should be determinative in setting TDC levels. For fiscal 2012, the Committee used as its reference point the 50th percentile (the median) of the Company's Compensation Peer Group (defined below) when considering an appropriate TDC level for each executive. For Singapore based roles, when adequate executive market data is unavailable, market values are estimated by applying U.S. pay relationship multiples to Singapore surveys to derive Singapore market pay for executive positions.

Peer Group Companies and Comparison Data

Each year, the Committee analyzes whether it is using the most appropriate compensation peer group and market data, based on several factors, including internal factors at the Company (e.g., the size of the Company and its complexity) and the peer group and market data available. In consultation with Radford, the Committee selected the following peer group of 17 technology companies (collectively, the "Compensation Peer Group"):

Advanced Energy Industries, Inc.
ATMI, Inc.
Brooks Automation, Inc.
Cabot Microelectronics Corporation
Coherent, Inc.
Cree, Inc.
Cymer, Inc.
Entegris, Inc.
FEI Company
II-VI Incorporated
Integrated Device Technology, Inc.
JDS Uniphase Corporation
MKS Instruments, Inc.
Novellus Systems, Inc.
Photronics, Inc.
Skyworks Solutions, Inc.
Veeco Instruments Inc.

The Compensation Peer Group was selected primarily because the companies were U.S.-based technology companies (or non-U.S. companies, where data was available) in the same or similar industries as the Company and were similar to the Company in complexity and size (measured by revenue, number of employees and market capitalization), and because the Committee concluded that the Compensation Peer Group companies were representative of likely competitors with the Company for executives. The Compensation Peer Group for fiscal 2012 was unchanged from fiscal 2011, except for the removal of LTX-Credence Corporation from last year's group because the scale of its business no longer matched the size and scope of the average peer group company.

Most non-U.S.-listed companies are not required to disclose the same level of compensation data as is required of U.S. public companies. As a result, while the Compensation Peer Group consists primarily of U.S. public companies, the Committee's analysis with respect to executive compensation decisions is supplemented by available international survey data. Specifically, in fiscal 2012 the Committee considered the Radford Global Technology Survey, which includes data for Singapore (where the Company is headquartered). The Committee also reviewed Radford survey data covering a composite of data from technology companies with annual revenues between $500 million and $1.5 billion. The Committee does not select or have any influence over the companies that participated in these surveys. Further, the Committee only receives and considers the aggregate data of the Radford surveys. The Committee is aware that the survey data includes data from some of the Compensation Peer Group companies, but is not aware of the identities of any of the other component companies that are included in the surveys. As benchmarked against both the Compensation Peer Group data and the supplemental survey data described above, on average, executive officers' TDC fell below the median of total direct compensation of the aggregate survey data. No executive officer had TDC in excess of the 75th percentile.

The Compensation Peer Group that the Committee used for compensation benchmarking in fiscal 2012 was different from the peer group included in the stock performance graph in the Company's 2012 Annual Report to Shareholders (the "Stock Performance Peer Group"). The Stock Performance Peer Group consists of companies with which the Company's stock performance reasonably can be compared due to the markets served, without regard to size of the companies or whether they are competitors with the Company for executives.

Elements of Compensation

An executive's targeted TDC is generally comprised of the following elements:

Element	Description	Objective
Base salary	Fixed cash payment reflecting executive's roles and responsibilities.	• Provide basic level of compensation and stable source of income; and • Recruit and retain executives.
Cash incentive plan	Rewards business performance; based on ROIC and funded only if the Company has positive net income for the quarter.	• Align executive compensation with Company financial performance.
Equity incentive awards	Performance-based awards based on the Company's ranking of total shareholder return relative to the SOXX Index over a defined period; and Time-based awards vesting over a defined period.	• Align management's interests with shareholders' interests; • Promote long-term strategic and financial goals; • Recruit new executives; and • Retain executives through stock price value and appreciation.

The Committee selected these elements because it believes each is a necessary compensation component to help drive the achievement of the goals of its executive compensation program: motivating executives to achieve both short-term and long-term goals to create shareholder value while considering prudent risk taking; aligning the executives' and shareholders' interests; and attracting and retaining high performance executives. In setting compensation levels for each executive officer, the Committee considers each element of compensation, the compensation package as a whole and the executive's achievements and expected future contributions to the Company's business, in light of available peer group and other data.

Base Salaries

The Committee believes that it must provide a competitive level of base salary in order to attract and retain executives. In determining base salaries, the Committee considers a number of factors, including an executive's roles and responsibilities, the performance of the executive's business segment or functional group, and the executive's individual performance, experience, employment location, and potential for driving the Company's success in the future. The Committee also considers the median base salaries in the Compensation Peer Group and survey data discussed above for respective positions and experience. If insufficient local market data is available, then the Committee also considers local salary progressions and their relationship to the salary progressions derived from available market data from U.S. public companies. The Committee also analyzes executive pay against competitive market data and makes pay decisions within the local currency in which the executive is paid. Specifically, Mr. Guilmart and Mr. Chou are each paid, and have their compensation values managed by the Committee, in Singapore dollars.

The Committee has not assigned any specific weightings to the factors discussed above. In certain instances, the Committee has negotiated base salaries directly with executives, such as when negotiating with new hires or when arranging for the relocation of executives to the Company's headquarters in Singapore. For example, when Mr. Guilmart joined the Company, the Committee negotiated his base salary directly with him (see "Chief Executive Officer Compensation" on page 26). The Committee also oversaw the negotiations regarding and approved of Mr. Chou's base salary in connection with his hiring, Mr. Schindler's base salary in connection with his long-term assignment to Singapore, and Mr. Mak's base salary in connection with his assignment to Hong Kong (see "Expatriate and Other Compensation" on page 28 and "Employment Agreements" on page 32). Effective January 1, 2012, the Committee approved merit-based increases in base salary for Mr. Chou, Mr. Schindler and Mr. Mak, who received 10%, 2.25 % and 3% increases, respectively. The Committee approved these increases based on the performance of these executive officers and to more closely align their base salaries to their local market base salaries. Mr. Guilmart and Mr. Salmons did not receive base salary increases in fiscal 2012.

For fiscal 2013, the Committee has approved merit-based increases in base salary for certain executive officers. Messrs. Chou and Schindler will receive increases of approximately 15%, and 3%, respectively. The Committee approved these increases based on the performance of the executives, and to more closely align their base salaries to the median salaries of the comparable market. Messrs. Guilmart, Salmons, and Mak did not receive base salary increases for fiscal 2013, but Mr. Guilmart and Mr. Mak will have their compensation driven by performance-based incentives.

Cash Incentive Plan

The Company's OIC Plan is a quarterly cash incentive plan that the Committee adopted in August 2005. The Company's cash incentive program is designed to align executive pay with financial performance. A quarterly cash award pool under the OIC Plan is funded only if the Company has positive net income for the quarter. Each executive officer is eligible to receive quarterly payments under the OIC Plan based on a targeted annual percentage of base salary. The Committee believes that the higher the executive's level of responsibility and influence within the Company, the greater the percentage of the executive's total target cash compensation that should be performance-based. Accordingly, executives with the greatest responsibility and influence over the Company's results receive higher cash incentive target percentages, and these target percentages are generally set by the Committee based on its assessment of competitive compensation in the industry. Incentive plan target percentages are generally set to result in target annualized bonus payments that align with the median of the Company's compensation peer group.

For fiscal 2012, the target annual cash incentive percentages were as follows:

Executive	Target Annual Cash Incentive as a % of Base Salary
Mr. Guilmart	100%
Mr. Chou	65%
Mr. Mak	55%
Mr. Schindler	65%
Mr. Salmons	65%

Fiscal 2012 Performance Goals

Under the OIC Plan, the total bonus pool is established quarterly based on actual ROIC performance. ROIC is included as a performance metric because the Committee believes that it is a measure of management's efficiency and is correlated with shareholder value creation. The Company calculates ROIC as follows:

$$\frac{\text{Operating Income} + (\text{Depreciation and Amortization})}{\text{Total Assets less Current Liabilities}^{(1)}}$$

(1) Only the first $75 million of cash was used for the ROIC calculation, which management estimated at the time of grant was the Company's minimum operating cash requirement. Other companies may calculate ROIC differently.

The Committee periodically adjusts the ROIC target based on market conditions. For 2012, the ROIC target remained at 18%, the same level as for fiscal 2011. "Target" performance is intended to result in a median cash incentive payout for Company officers, compared to the market compensation data identified by the Committee. The maximum payout of 200% of target performance is set based on the performance achieved at the peak of the cycle by those companies believed to be top financial performers in related markets and of significant size. The payout percentage is based on the following payout scale:

ROIC Results	Payout
38% – 40%	200%
36% – 38%	190%
34% – 36%	180%
32% – 34%	170%
30% – 32%	160%
28% – 30%	150%
26% – 28%	140%
24% – 26%	130%
22% – 24%	120%
20% – 22%	110%
18% – 20%	**100%**
16% – 18%	90%
14% – 16%	80%
12% – 14%	70%
10% – 12%	60%
8% – 10%	50%
6% – 8%	40%
4% – 6%	30%
2% – 4%	20%
1% – 2%	10%

Under this payout scale, 18 – 20% ROIC would result in target performance and 100% payout. In fiscal 2012, the Company achieved record net income and exceeded the ROIC target in all four quarters, resulting in awards to the executives higher than the target. In fiscal 2012, all incentive payments to executives under the OIC Plan were made in accordance with these percentages.

Incentive payments are allocated to executives from the bonus pool based on Company ROIC and individual objectives, as determined by the Committee. For fiscal 2012, payments were allocated as follows:

Objective	Percentage of Total
Company performance (measured by ROIC)	90%
Individual performance	10%

The Committee established individual performance goals, and their weightings, for Mr. Guilmart and the other executives that reflected their respective roles and responsibilities, and the Company's overall business objectives of growth, increasing profitability, new product launches and product development, and operating execution.

Examples of individual objectives for Mr. Guilmart included revenue and net income targets; gross margin; operating excellence including on time delivery, cycle time, and cost of goods sold; and new product launches and new product development. Examples of individual objectives for the other executive officers include meeting revenue targets; product launches; product development milestones; shipments; and productivity improvements.

ROIC and quarterly incentive payments to executives under the OIC Plan by quarter for fiscal 2012 were as follows:

Name/ROIC	Q1	Q2	Q3	Q4	Total
Income from Operations (in thousands)	$ 12,376	$ 20,242	$ 76,276	$ 70,332	$ 179,226
ROIC Percentage	20.9%	31.7%	107.7%	91.0%	60.0%
Mr. Guilmart[1]	$186,224	$291,115	$328,306	$337,237	$1,142,882
Mr. Chou[1]	$ 53,061	$ 91,335	$102,586	$106,234	$ 353,216
Mr. Mak	$ 40,543	$ 63,315	$ 71,884	$ 71,881	$ 247,623
Mr. Schindler	$ 51,891	$ 81,053	$ 92,257	$ 92,676	$ 317,877
Mr. Salmons	$ 60,840	$ 91,957	$105,146	$105,146	$ 363,089

(1) The amounts paid to Mr. Guilmart and Mr. Chou under the OIC Plan, in Singapore dollars, were based on their Singapore dollar base salaries. Their Singapore dollar base salaries were initially set at the time of their respective offer letters and annually reviewed thereafter. For reporting and disclosure purposes only, the amounts in the in the above table reflect the equivalent U.S. dollar value earned under the OIC Plan, based on the conversion rate in effect at the end of each applicable fiscal quarter. The amounts paid to Mr. Guilmart and Mr. Chou in Singapore dollars were as follows:

Name/ROIC	Q1	Q2	Q3	Q4	Total
Mr. Guilmart	SG$241,440	SG$366,223	SG$415,373	SG$414,532	SG$1,437,568
Mr. Chou	SG$ 68,793	SG$114,899	SG$129,792	SG$130,583	SG$ 444,067

The terms of the OIC Plan allow the Committee to exercise discretion to increase payments under the OIC Plan in order to reflect individual performance and other factors. Upon review of the quarterly incentive payments to executives for fiscal 2012, the Committee approved an additional payment to Mr. Chou of US$50,000. The Committee determined that this payment was merited by Mr. Chou's outstanding performance in leading the finance organization, including integration with the IT function. This amount was paid in the first quarter of fiscal 2013 for Mr. Chou's performance in fiscal 2012 and was in addition to the quarterly incentive payments earned by Mr. Chou under the OIC Plan. None of the other named executive officers received a discretionary bonus for fiscal 2012.

Changes to the OIC Plan for 2013

During fiscal 2012, the Committee, working with Radford, reviewed the overall structure of cash incentive compensation under the OIC Plan. As a result of this review, the Committee approved several changes to the OIC Plan effective for fiscal 2013. The Committee decided:

- to reduce each quarter's weighted value from 25% to 20% of the full year target;
- to implement a year-end incentive pool based on annual ROIC results, weighted at 20% of the full year target;
- for each executive (other than Mr. Guilmart), 10% of his target for the final, full year payout will be based on individual performance and determined by the executive's performance rating; and
- for Mr. Guilmart, each of the quarterly payments, as well as the final payment for annual results, will be determined based solely on ROIC. The Committee may use discretion, however, to increase or decrease Mr. Guilmart's final payout based on his performance.

For more information on Mr. Guilmart's performance objectives for fiscal 2013, see the discussion under the heading "Chief Executive Officer Compensation."

Funding of the bonus pool for fiscal 2013 will continue to be based on Company performance, measured by ROIC. For fiscal 2013, the payout percentage for attainment of ROIC targets will be based on the following payout scale:

	ROIC Results	Payout
Maximum	42%	200%
	38%	183%
	34%	167%
	30%	150%
	26%	133%
	22%	117%
Target	**18%**	**100%**
	15%	84%
	12%	68%
	9%	52%
	7%	41%
Minimum Threshold	5%	30%

Under this payout scale, 18% ROIC would result in target performance and 100% payout. ROIC performance below the minimum threshold of 5% would not result in any bonus pool funding. In that situation, management would retain discretion to allocate discretionary bonuses to top performing employees at a limited amount per year. The percentage for maximum payout was increased to 42% for fiscal 2013 from 40% after a review by the Committee of the historical ROIC performance attained by certain competitors, as well as the Company's recent performance.

The Committee decided that these changes strongly support a high performance culture which fosters both a quarterly and annual individual and business focus through the OIC Plan, which is complemented by the longer term focus of the Company's 2009 Equity Plan, discussed below.

Long-Term Equity Incentive Compensation

Overview

The Committee believes that the Company's equity incentive program aligns management's interests with shareholders' long-term interests because the value of the awards is tied to stock price appreciation and, in the case of performance-based stock awards, to market performance that correlate with long-term shareholder value creation. Executive officers typically receive annual equity incentive grants under the 2009 Equity Plan in the first quarter of the fiscal year.

Equity award types are either time-based restricted stock unit awards ("RSUs"), which have a more predictable value and are efficient for attraction and retention, or performance-based share unit awards ("PSUs"), which provide high incentive value. The Committee believes that awards to the CEO and the CFO should be heavily weighted toward performance-based awards. The allocation of performance-based to time-based equity awards generally is as follows:

Position	Performance-Based	Time-Based
CEO	75%	25%
CFO	75%	25%
Other Executives	50%	50%

In addition, newly hired executive officers may receive sign-on grants, if approved by the Committee. For example, in fiscal 2011, Mr. Chou received a sign-on grant of RSUs as provided under his employment agreement, described on page 32. The Committee also retains the discretion to grant special equity incentive awards for retention purposes, in addition to annual awards which typically are made in October. For example, in fiscal 2011, Mr. Schindler received grants of RSUs in connection with his long-term assignment to Singapore, as described below.

Statement of Practice

The Company has adopted a Statement of Practices for equity grants, which defines the primary terms and conditions for the administration of equity awards granted to employees and officers under the Company's equity incentive plans. It includes the following:

1. Eligibility for awards is limited to those full time individuals employed by the Company or a direct or indirect subsidiary of the Company.

2. Subject to Paragraph 4 below, awards are only made annually. Annual awards (other than with respect to the CEO) are based on recommendations made by the Company's management and awards are reviewed and granted by the Committee.

3. Annual awards are approved and priced at the Committee meeting that takes place in the first quarter of the Company's fiscal year, generally held in October, although sometimes grants have been made later, for instances, to provide the Committee with additional time to review management recommendations.

4. Inducement grants to newly hired executives and officers require specific pre-approval by the Committee. The Committee has delegated authority to the CEO to approve inducement equity awards for newly hired employees (not officers) that are consistent with market data that has been approved by the Committee. In addition, the CEO may recommend to the Committee promotion and/or retention grants during the year for key employees. The total number of shares authorized for use by the CEO for this purpose during the fiscal year is set at the Committee's October meeting.

5. All exercises of previously granted, outstanding stock options are initiated through the Company's stock plan services provider. Employees may "exercise and hold," initiate a cashless exercise, or pay for the exercise by a "swap" of currently owned shares, subject to the terms of the relevant equity award plan. The Company does not provide loans or facilitate loans for the exercise of stock options.

The number of equity awards granted to each participant (other than the CEO) is determined based on the CEO's evaluation of the executive's level of responsibility and influence over the Company's results, performance, potential to contribute to the Company's future success and award values for executives in the peer companies, as approved by the Committee. Any award to the CEO is based on the Committee's evaluation of the same factors. The extent of existing non-vested equity awards or stock ownership is not generally considered in granting equity awards, except that the Company sometimes grants an initial round of equity awards to newly recruited executives. Initial equity awards are intended to induce executives to join the Company, to replace equity compensation that may be forfeited at the executive's prior place of employment, and to better align the executives' interests with the shareholders' interests from the start of employment. For executives temporarily or permanently relocated to Asia as a result of the transition of the Company's headquarters to Singapore, the Committee has worked with Radford and the CEO to create a balanced compensation package, including equity compensation, that reflects the specific circumstances of the executive's assignment (for example, the duration of the assignment) and that induces the executive to relocate.

On October 13, 2011, the Committee granted PSUs and RSUs to certain eligible employees and executive officers for fiscal 2012. The amounts of PSUs and RSUs awarded to the Company's named executive officers were as follows:

	Performance-Based Stock (PSUs)	Time-Based Stock (RSUs)
Mr. Guilmart	215,848	71,949
Mr. Chou	70,313	23,438
Mr. Mak	31,310	31,310
Mr. Salmons	—	18,750

With the exception of the RSUs granted to Mr. Salmons, RSUs granted in fiscal 2012 vest in equal installments on each of the three anniversaries of the grant date, provided the recipient remains continuously employed through each vesting date. The RSUs granted to Mr. Salmons vested in full on December 31, 2012. If the recipient is involuntarily terminated without "Cause" (as defined in the 2009 Equity Plan) before the third anniversary of the grant date, the shares will vest pro-rata based on the length of employment during the three-year vesting period; however, the Committee may, in its sole discretion, accelerate the vesting of a pro rata portion of the RSUs which would otherwise vest on the next anniversary of the grant date. The pro rata portion, if any, is calculated based on vesting months measured from the day of the month on which the grant was made to the corresponding day of each succeeding month. The vesting date, if any, for this purpose is the date of the Committee's decision to accelerate vesting. There is no entitlement to accelerated vesting, and the Committee expects to exercise such discretion only in limited and special circumstances. If an officer terminates employment for any other reason, any unvested RSUs are forfeited.

Mr. Schindler was not eligible for an equity grant in fiscal 2012. In connection with his three-year assignment to Singapore, in fiscal 2011 Mr. Schindler was granted 40,500 RSUs, which vest in equal installments over a period of three years, one-third on each anniversary of the award date. In fiscal 2011, Mr. Schindler was also granted 27,000 RSUs, which cliff-vest 36 months from the grant date. This latter grant is subject to additional performance conditions and will vest based upon satisfaction of the following specific criteria relating to his assignment, as determined and approved by the Committee. First, Mr. Schindler must remain employed with the Company until April 1, 2014, and second, Mr. Schindler is expected to hire and train his replacement within three years or, based upon mutual agreement with the Company, extend his employment with the Company. Following these initial equity awards, Mr. Schindler is not eligible for additional equity grants during his three-year assignment.

The vesting of PSUs granted in fiscal 2012 is tied to total shareholder return relative to the companies comprising the SOXX Index, measured over a three-year performance period. These are "market-based awards" for accounting purposes. The three-year performance period for the PSUs granted in fiscal 2012 will end in October 2015, and between zero and 200% of the PSUs will be earned and vest based on the following target levels:

Relative TSR Pay for Performance



200%
150%
100%
50%
0%
Payout %
25th
50th
75th
99th
Percentile Performance

(1) The payout scale above shows PSU vesting percentages at percentile performance points from the 25th or less percentile to the 99th percentile. Actual vesting of PSUs will be expressed as a full percentage point ranging from 0% to 200% with interpolation between the points in the above graph.

If an executive retires, dies, becomes disabled, or is involuntarily terminated without "Cause" (as defined in the 2009 Equity Plan) before the end of the three-year performance period, the PSUs will vest pro rata based on the participant's length of employment during the performance period, to the extent the performance goals are met for that performance period.

The fiscal 2012 PSUs are designed to incent the Company's executives to generate shareholder returns in excess of the median total shareholder returns generated by the companies in the SOXX Index. The target awards were set using composite Radford survey data, as discussed beginning on page 15, for comparable technology and semiconductor companies, by taking the average of the median awards at companies with median revenues of between $500 million and $1.5 billion, and are designed to achieve median payout aligned with the median value of equity of these companies. If, however, the Company generates above-median total shareholder returns compared to the total shareholder returns generated by the companies in the SOXX Index, the awards are designed to result in a vesting payout of above-median equity compensation.

The Committee has adopted this structure for three primary reasons. First, the Committee sought to better align long-term incentive value for its executives with shareholder value, and the Committee believed that total shareholder return relative to the SOXX Index provides the closest measurements to a public index of those incentives. Second, vesting is tied to performance relative to shareholder return achieved by an index of similar investments, rather than performance against an absolute metric established based on internal forecasts. Relative performance measures should eliminate macroeconomic effects (positive and negative) on vesting, which are beyond the executives' control. Third, both the Company's total shareholder return and the total shareholder return of the companies in the SOXX Index are transparent to shareholders and Company employees and make clear the Company's link between pay and shareholder value creation.

Vesting of Performance-Based Equity Awards

During the three-year performance period from October 1, 2009 through September 30, 2012 for PSUs granted on October 29, 2009, Company performance resulted in a total shareholder return of 101.22%, with a total shareholder return relative ranking of second out of 17 peer companies (the 94th percentile). Under the 2009 Equity Plan, performance-based share awards could vest between 0% and 200% of target based on total shareholder return relative to the SOXX Index. Based on the approved vesting schedule, this performance resulted in a vesting payout result of 188% of granted PSUs.

Equity Ownership Guidelines for Executives

The Committee has adopted stock ownership guidelines for the Company's executive officers to more closely align the interests of the executive officers with those of the Company's shareholders. These guidelines are based on the Committee's review of market data and "best practice" governance guidelines. The guidelines apply to shares of the Company's common stock owned outright by the executives, including shares held in 401(k) accounts, as well as vested RSUs and PSUs. The Committee recommends that executive officers achieve these stock ownership levels within five years, and it is notable that the CEO has exceeded this ownership level after two years of employment.

Position	Requirement
CEO	3x base salary
CFO; Chief Operating Officer (or similar role)[1]	2x base salary
Other Executive Officers	1x base salary

(1) The Company does not currently have a Chief Operating Officer.

Compensation and Risk

In fiscal 2012, the Committee performed a risk assessment of the Company's incentive compensation programs. The Committee reviewed the Company's compensation practices for their potential effects on the primary risks identified to the Committee by the Company's management in its 2012 enterprise risk assessment processes. The Committee's compensation risk management assessment also considered risks to the success of potential strategic initiatives under consideration by management and the board of directors and also evaluated whether the Company's compensation practices could potentially create new risks. After evaluating the structure of the Company's compensation programs and, in particular, the appropriate levels and metrics for incentive opportunities, the Committee concluded that the programs do not encourage risks that could reasonably be considered excessive or unnecessary. The Committee believes that base salaries, the guaranteed portion of total targeted compensation, are competitive in the marketplace and also constituted the appropriate percentage of total compensation. In fiscal 2012, base salaries of the Company's executive officers (other than the CEO) generally comprised between 25% and 35% of total targeted compensation, which the Committee believed was sufficient to balance the Company's objectives of rewarding performance without encouraging excessive risk. In addition, the Company's equity compensation program seeks to focus executive officers on the long-term interests of the Company through awards of performance-based shares and time-based shares that vest over multi-year periods. The Company's stock ownership guidelines are also intended to discourage executive officers from focusing on short-term results without regard for longer term consequences. The Company's recoupment or "clawback" policy, described below, expressly provides that the Company can cancel or "clawback" incentive compensation if the basis upon which it was paid is later shown to be materially inaccurate. Finally, severance payments to executives are not payable if the executive is terminated for "cause." The Committee believes that the combination of compensation elements in the program, and the related Company policies, provide executive officers with appropriate incentives to create long-term, sustainable value for shareholders, while taking thoughtful and prudent risks to grow the value of the Company.

Incentive award targets and opportunities are reviewed annually, allowing the Committee to maintain an appropriate balance between rewarding high performance without encouraging excessive risk as the Company's business evolves. The Committee works with management to continuously identify opportunities to adjust the Company's compensation programs to recruit and retain qualified executives while aligning the interests of executives with the Company's long-term performance.

Policy on Recovery of Previously Paid Executive Compensation

In December 2009, the Committee adopted a recoupment or "clawback" policy regarding the recovery, under certain circumstances, of executive compensation, including cash incentive compensation, stock-based awards, performance-based awards and any other form of compensation under the Company's incentive compensation plans that are based on performance targets relating to the financial results of the Company. The policy applies to the Company's executive officers and to the Company's controller. In accordance with the recoupment policy, if the board of directors or the Committee determines that any fraud, gross negligence or intentional misconduct by any such officer was a significant factor contributing to the Company restating all or a portion of its financial statements, the board of directors or the Committee will take, in its discretion, such action as it deems necessary to remedy the fraud, gross negligence or intentional misconduct and prevent its recurrence. The board of directors or the Committee will also review the facts and circumstances underlying the restatement, and if any incentive award was calculated based on the achievement of financial results that were subsequently reduced due to a restatement, may in its discretion (i) require reimbursement to the Company of all or a portion of the incentive award; (ii) cancel any unvested or outstanding incentive award; and (iii) seek reimbursement of any gains realized on the exercise of the incentive awards. Under the recoupment policy, the Company may seek to recover or recoup incentive awards that were paid or vested up to 60 months prior to the date the applicable restatement is disclosed. The recoupment policy operates in addition to, and not in lieu of, any other rights of the Company to recoup or recover incentive awards under applicable laws and regulations, including the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act.

Chief Executive Officer Compensation

The Committee generally uses the same factors in determining the compensation of the CEO as it does for the other executive officers. The Committee considers CEO compensation in the Compensation Peer Group and the market median survey data described beginning on page 15 as a starting point for determining competitive compensation. The Committee further considers the Asian and specifically the Singapore market. The Committee then establishes Company performance objectives for the CEO and periodically assesses the performance of the CEO in consultation with the independent directors.

Mr. Guilmart joined the Company as President and Chief Executive Officer of the Company on October 1, 2010. Pursuant to an offer letter, dated August 6, 2010, that sets forth his compensation, Mr. Guilmart received an annual base salary in Singapore dollars in an amount equal to US$615,000, converted to Singapore dollars using the 30-day average exchange rate on the date of his employment letter. This resulted in a base salary of SG$841,689, which has remained fixed throughout fiscal years 2011, 2012, and now into fiscal 2013.

Also pursuant to his offer letter, Mr. Guilmart is eligible to receive a bonus of up to 200% of his base salary (100% is the annual target level for such bonus) based on the achievement of the Company's ROIC target and certain performance goals. In fiscal 2012, Mr. Guilmart's goals included (1) continuing to evolve and build consensus on the strategic direction of the Company, (2) growing the capacity and potential of the Company, (3) improving the time to market and effectiveness of new products and (4) building on the deployment of the key performance indicators ("KPI") process throughout the Company. See "Cash Incentive Plan" on page 18.

Although not formulaically driving his cash incentive, the Committee has established the following key fiscal 2013 performance objectives for Mr. Guilmart:

- board and management focus and execution on strategy;
- deployment of business excellence (total quality management, or TQM) across all functional areas;
- maximization of operational efficiency and flexibility through the business cycle;
- deployment of IT infrastructure to support strategy; and
- management risk assessment and succession planning.

When Mr. Guilmart joined the Company, he was granted PSUs with a value at target equal to $1.2 million. Under the terms of the 2009 Equity Plan, these PSUs will vest based on shareholder return under the SOXX Index as described under the heading "Long-Term Equity Incentive Compensation." To incent Mr. Guilmart to join the Company and specifically to replace equity and bonuses from his prior employer, he received a cash payment of US$726,000 on January 3, 2011, as a new-hire award for being assigned to the Company's headquarters in Singapore. He also was awarded two grants of RSUs of 428,965 and 75,000 units on October 1, 2010 as a new-hire award. The first grant vests in equal installments on each of the first three anniversaries of the grant date. The second grant vested on March 31, 2011.

Mr. Guilmart's offer letter also provides for continuation of his Association de Services des Français de l'Etranger ("ASFE")-Mobility Benefit Plan, a worldwide benefit plan for individuals living or working abroad. In addition, Mr. Guilmart received a relocation allowance of US$250,000 in fiscal 2011 and will receive US$10,000 per month as a housing allowance for 24 months beginning on January 3, 2011.

Mr. Guilmart negotiated his compensation arrangements with the Committee. The Committee took into account Mr. Guilmart's experience, record of achievements as a chief executive and in the semiconductor industry, marketplace data concerning chief executive officers of similarly sized companies, and Mr. Guilmart's compensation at his prior company. The Committee also determined that the mix of base pay, cash incentive compensation and equity compensation, as well as the incentive compensation metrics, do not subject the Company to excessive and unnecessary risk. The Company believes Mr. Guilmart's compensation is fair in light of his experience and performance and as compared to the Company's compensation peer group. The Company also entered into a Change of Control Agreement with Mr. Guilmart on the terms described below on page 37. Mr. Guilmart also is subject to the Company's Executive Plan and the Company's "clawback" policy.

The following graph shows the actual amounts of Mr. Guilmart's compensation in fiscal 2011 and 2012 in terms of base salary, bonus, equity incentive compensation and non-equity incentive compensation in Singapore dollars:



Singapore $
$8,000
$6,000
$4,000
$2,000
$-
$6,290
$478
$1,595
$2,208
$1,167
$842
$6,774
$187
$1,438
$4,307
$842
FY 2011
FY 2012
All Other
Non-Equity Incentive Plan
Stock Awards
Bonus
Salary

Expatriate Agreements

Historically, the Company generally has not entered into employment agreements with its executives. In connection with the Company's relocation of its headquarters to Singapore, the Company hired new executives, including Mr. Guilmart and Mr. Chou. The Company also relocated other executives, including Mr. Schindler to Singapore and Mr. Mak to Hong Kong. In light of these new-hire and expatriation arrangements, the Committee approved, in limited instances, agreements with certain executives when appropriate to recruit or retain qualified executives. Mr. Guilmart's offer letter is described above, and Mr. Chou, Mr. Schindler and Mr. Mak's respective agreements are described beginning on page 37.

Expatriate and Other Compensation

Executive officers do not generally receive perquisites or other personal benefits or property from the Company. The Committee generally believes that such perquisites or personal benefits can make executive compensation less transparent to shareholders. In limited instances, the Committee has approved certain relocation benefits, when appropriate, to retain talented executives and to assist in the transition of certain executives and their families to the Company's new headquarters in Singapore. For example, Mr. Schindler has been granted an expatriate assignment in Singapore and Mr. Mak has been expatriated to Hong Kong. The Committee also has approved certain relocation benefits, when appropriate, to recruit new executives. In connection with each of the hiring of Mr. Guilmart as CEO and Mr. Chou as CFO, and their respective relocations to Singapore, the Company paid certain relocation benefits to Mr. Guilmart and Mr. Chou. In determining these relocation, expatriate and hiring arrangements, the Company and each executive negotiated the specific compensation arrangements that the executives would receive. The Committee determined the executives' compensation based on their prior experience, record of achievement, marketplace data of similar executive officers and the executives' prior compensation packages. The Committee believes that their compensation is aligned with the Company's executive compensation program in terms of base salary, cash incentive and equity awards. For example, bonuses are tied to a percentage of base salary consistent with the OIC Plan, the executives are subject to the Company's severance plans, and performance-based equity grants are determined under the same metrics as other executives' grants. These benefits are described below in a footnote to the "Summary Compensation Table" on page 30. The Company believes that these benefits are critical to its ability to hire and retain talented executives.

The amounts shown in the "Summary Compensation Table" under the heading "Other Compensation" also include the value of Company matching contributions to the U.S.-based executive officers' 401(k) accounts and the taxable value of certain life insurance benefits. The Company has a 401(k) Retirement Income Plan ("401(k) Plan") for U.S.-based employees under which it matches in cash up to 4% or 6% of an employee's contributed amount, based on years of service. In fiscal 2010, the Company's policy on matching contributions to employees' 401(k) accounts changed, resulting in decreased matching contributions. The Committee approved a special one-time transition payment in fiscal 2010 to all employees, who were negatively impacted by the decrease, including Mr. Salmons.

Foreign Currency Considerations

Company executive officers are compensated in local currency reflecting the primary home country location of their employment. Accordingly, Mr. Guilmart and Mr. Chou are paid, in Singapore dollars, provided that their initial base salaries upon hire were equal to a specified amount in U.S. dollars, then converted to Singapore dollars using the 30-day average exchange rate in effect on the date of their respective offer letter or letter agreement. From that point of hire, the salaries and total compensation, have been managed in local currency Singapore dollars. Mr. Guilmart and Mr. Chou receive cash incentive payments under the OIC Plan in Singapore dollars. For the purpose of the "Summary Compensation Table" on page 30 only, the base salary amounts paid in fiscal 2012 and 2011 to each of Mr. Guilmart and Mr. Chou in Singapore dollars have been translated from Singapore dollars actually received into U.S. dollars using the average conversion rate for fiscal 2012 of $1.2661 and for fiscal 2011 of $1.2606, respectively. Mr. Guilmart joined the Company at the end of fiscal 2010, and his compensation for fiscal 2010 has been translated from Singapore dollars into U.S. dollars using the average conversion rate for October 2010 of $1.3686. For purposes of the below tables, stock award amounts represent the grant date fair values and have been converted from U.S. dollars into Singapore dollars using the applicable conversion rate on the grant dates. The following tables reflect the amounts paid to them in Singapore dollars and the amounts reported in the "Summary Compensation Table." The below tables should be read in connection with the "Summary Compensation Table," which includes footnote disclosure relevant to the amounts listed below.

Three-Year Compensation — Singapore Dollars

Name	Fiscal Year	Salary (SG $)	Bonus (SG $)	Stock Awards (SG $)	Non-Equity Incentive Plan Compensation (SG $)	All Other Compensation (SG $)	Total (SG $)
Bruno Guilmart	2012	841,689	—	4,307,391	1,437,568	187,351	6,773,999
	2011	841,689	1,167,315	2,208,301	1,595,000	477,969	6,290,274
	2010	4,612	—	4,145,106	—	—	4,149,718
Jonathan Chou(1)	2012	396,627	61,460	1,403,148	444,067	184,477	2,489,779
	2011	296,768	226,908	913,792	394,992	199,456	2,031,916
	2010	—	—	—	—	—	—

Three-Year Compensation — U.S. Dollar Equivalent

Name	Fiscal Year	Salary (U.S. $)	Bonus (U.S. $)	Stock Awards (U.S. $)	Non-Equity Incentive Plan Compensation (U.S. $)	All Other Compensation (U.S. $)	Total (U.S. $)
Bruno Guilmart	2012	664,788	—	3,372,262	1,142,882	138,349	5,318,281
	2011	667,689	926,000	1,693,742	1,258,032	379,160	4,924,623
	2010	3,370	—	3,159,861	—	—	3,163,231
Jonathan Chou(1)	2012	313,267	50,000	1,098,526	353,216	146,411	1,961,420
	2011	235,418	180,000	700,869	283,024	158,223	1,557,534
	2010	—	—	—	—	—	—

(1) Mr. Chou joined the Company in December 2010.

Tax and Accounting Considerations

The Committee is mindful of the potential impact upon the Company of Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), which limits the deductibility of compensation in excess of $1,000,000 paid to certain executive officers of public companies, unless the compensation qualifies as "performance-based" compensation under the Code. While reserving the right of the Company to offer such compensation arrangements as may from time to time be necessary to attract and retain top-quality management, the Committee intends generally to structure such arrangements, where feasible, so as to minimize or eliminate the impact of the limitations of Section 162(m) of the Code.

SUMMARY COMPENSATION TABLE

For a discussion of the Management Development & Compensation Committee's objectives, discretion and criteria for setting compensation, see "Compensation Discussion & Analysis" beginning on page 11 of this proxy statement.

Name and Principal Position	Fiscal Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[2][6]	Total ($)
Bruno Guilmart President and CEO	2012	664,788	—	3,372,262	1,142,882	138,349	5,318,281
	2011	667,689	926,000	1,693,742	1,258,032	379,160	4,924,623
	2010	3,370	—	3,159,861	—	—	3,163,231
Jonathan Chou Senior Vice President, CFO and Principal Accounting Officer	2012	313,267	50,000	1,098,526	353,216	146,411	1,961,420
	2011	235,418	180,000	700,869	283,024	158,223	1,557,534
T.C. Mak Vice President, Global Sales	2012	263,174	—	675,983	247,623	67,809	1,254,589
	2011	255,509	—	469,466	265,251	43,682	1,033,908
Alan Schindler Senior Vice President, Global Operations	2012	284,606	42,308	—	317,877	178,749	823,540
	2011	269,697	—	1,542,375	319,888	234,976	2,366,936
Charles Salmons Former Senior Vice President, Engineering[1]	2012	327,126	—	167,813	363,089	14,582	872,610
	2011	327,122	—	308,783	396,561	18,321	1,050,787
	2010	339,703	—	274,311	340,658	33,257	987,929

(1) Mr. Salmons left the Company after the end of fiscal 2012. His last day was December 31, 2012.

(2) Under the terms of his offer letter, Mr. Guilmart received a base salary of an amount in Singapore dollars equal to US$615,000 per annum converted using the 30-day average exchange rate on August 6, 2010, the date of his letter, payable in accordance with Company practice. Under the terms of his letter agreement, Mr. Chou received a base salary of an amount in Singapore dollars equal to US$285,000 per annum converted using the 30-day average exchange rate on November 16, 2010, the date of his letter. The total amount paid to each of Mr. Guilmart and Mr. Chou in Singapore dollars in fiscal 2012 was: Mr. Guilmart: SG$841,689; Mr. Chou: SG$396,627 and in fiscal 2011 was: Mr. Guilmart: SG$841,689; Mr. Chou: SG$296,768. For the purpose of this table, those amounts have been translated from Singapore dollars back to U.S. dollars using the average conversion rate for fiscal 2012 of $1.2661 and for fiscal 2011 of $1.2606. Mr. Guilmart joined the Company at the end of fiscal 2010, and his compensation for fiscal 2010 has been translated from Singapore dollars back to U.S. dollars using the average conversion rate for October 2010 of $1.3686. For a comparison of the amounts actually paid to Mr. Guilmart and Mr. Chou in Singapore dollars and the amounts reflected in the above table in U.S. dollars, see the tables provided in the "Compensation Discussion & Analysis" under the heading "Foreign Currency Considerations."

(3) Mr. Guilmart received a cash payment of $726,000 in fiscal 2011 as a new-hire award for being assigned to the Company's headquarters in Singapore in accordance with the terms of his offer letter. In addition, the Committee exercised its discretion to increase Mr. Guilmart's payment under the OIC Plan in the fourth quarter of fiscal 2011 by $200,000, which is included in this column. The Committee approved this increase to recognize Mr. Guilmart's outstanding performance during fiscal 2011 relative to his objectives set by the board of directors upon his hire.

To incent Mr. Chou to join the Company, he received a conditional cash payment of $150,000 on his start date in accordance with the terms of his offer letter. This payment was made to Mr. Chou in Singapore dollars using the December 2010 month-end conversion rate of $1.283. Mr. Chou also received an additional $15,000 in each of the second and third quarters of fiscal 2011 in recognition of his performance during the transition of the Company's finance functions from the U.S. to Singapore and for building the Company's finance team in Singapore. These payments were made to Mr. Chou in Singapore dollars using the exchange rate in effect at the end of each applicable fiscal quarter. Mr. Chou also received a discretionary bonus of $50,000 at the end of fiscal 2012 in recognition of his leadership of the financial organization, as well as the integration of the IT team into finance. This amount was converted and paid to Mr. Chou in Singapore dollars using the exchange rate in effect on the last day of the fourth fiscal quarter or $1.2292.

Under the terms of Mr. Schindler's letter agreement, in fiscal 2012 he received the first of three installments of an incremental performance bonus.

(4) The amounts included in the "Stock Awards" column represent the full grant date fair value of the grants in fiscal 2012, 2011 and 2010 related to performance-based share awards, calculated in accordance with ASC No. 718, Compensation, Stock Compensation. "Stock Awards" include PSUs and RSUs. The amounts for fiscal 2011 have been revised to correct an error in the amounts previously reported.

The amounts reported for PSUs were valued using the Monte Carlo valuation method. For PSUs, the amounts reported were valued using the closing market price of our common stock on the date of the grant assuming payout at target performance of 100%. For fiscal 2012, these values were as follows: Mr. Guilmart, $2,728,319; Mr. Chou, $888,756; Mr. Salmons, $0; Mr. Mak, $395,758 and Mr. Schindler, $0. Assuming maximum performance of 200%, the full grant date fair value of PSUs awarded in fiscal 2012 would have been: Mr. Guilmart, $5,456,637; Mr. Chou, $1,777,513; Mr. Salmons, $0; Mr. Mak, $791,517 and Mr. Schindler, $0.

For fiscal 2011, these values were as follows: Mr. Guilmart, $1,693,742; Mr. Chou, $517,534; Mr. Salmons, $228,907; Mr. Mak, $274,784 and Mr. Schindler, $923,400. Assuming maximum performance of 200%, the full grant date fair value of PSUs awarded in fiscal 2011 would have been: Mr. Guilmart, $3,387,484; Mr. Chou, $1,035,069; Mr. Salmons, $457,814; Mr. Mak, $549,568 and Mr. Schindler, $1,846,800.

For fiscal 2010, these values were as follows: Mr. Guilmart $0 and Mr. Salmons $201,100. Assuming payout at maximum performance of 200%, the full grant date fair value of PSUs awarded in fiscal 2010 would have been: Mr. Guilmart $0 and Mr. Salmons $297,279. See the "Grants of Plan-Based Awards Fiscal 2012" table for additional information regarding the full grant date fair value for the fiscal 2012 awards.

(5) The amounts in the this column for Mr. Guilmart and Mr. Chou reflect the U.S. dollar value earned under the OIC Plan. Mr. Guilmart and Mr. Chou were paid an equivalent amount in Singapore dollars using exchange rate in effect at the end of each applicable fiscal quarter.

(6) The Company provides expatriate, relocation and transition benefits when appropriate. In fiscal 2012, Mr. Guilmart received other compensation of $138,349, consisting of a housing allowance of $120,000, maintenance of his ASFE-Mobility Benefit Plan and tax preparation and filing advice. Mr. Chou received other compensation of $146,411, consisting of a housing allowance of $95,238, payment of his children's school tuition, global medical coverage and tax preparation and filing advice. Mr. Mak received other compensation of $67,809, consisting of a housing allowance of $25,000, an automobile allowance, tax preparation and filing advice, 401(k) Plan Company matching contributions, global medical coverage and the taxable value of life insurance benefits. Mr. Schindler received other compensation of $178,749, consisting of a housing allowance of $95,238, a tax equalization payment of $39,675 related to his assignment to Singapore, home leave airfare, global medical coverage, for tax preparation and filing advice, 401(k) Plan Company matching contributions and the taxable value of life insurance benefits. Amount for Mr. Salmons consists of 401(k) Plan Company matching contributions and the taxable value of life insurance benefits.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL 2012

The following table shows all plan-based awards granted to the named executive officers during fiscal 2012. For a discussion of the Company's plan-based awards and the Committee's objectives, discretion and criteria for granting awards, see "Compensation Discussion & Analysis" beginning on page 11 of this proxy statement. The stock awards identified in the table are also reported in the "Outstanding Equity Awards at 2012 Fiscal Year-End" table, which follows this table. No awards were made in fiscal 2012 under the OIC Plan that will result in future pay-outs.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Bruno Guilmart	10/13/2011				—	215,848	431,696		2,728,319
	10/13/2011							71,949	643,943
	9/29/2012	—	664,788	1,329,576					
Jonathan Chou	10/13/2011				—	70,313	140,626		888,756
	10/13/2011							23,438	209,770
	9/29/2012	—	203,624	407,248					
T.C. Mak	10/13/2011				—	31,310	62,620		395,758
	10/13/2011							31,310	280,225
	9/29/2012	—	144,746	289,492					
Alan Schindler	9/29/2012	—	184,994	369,988					
Charles Salmons	10/13/2011							18,750	167,813
	9/29/2012	—	212,632	425,264					

(1) Awards under the OIC Plan are paid at the end of each fiscal quarter based on performance metrics for the quarter, as described above in "Compensation Discussion & Analysis" starting on page 11. The actual payments under these awards are reported above in the "Summary Compensation Table" in the column entitled "Non-Equity Incentive Plan Compensation".

(2) Represents target and maximum number of shares that will be awarded if all performance-based share awards are earned at the end of the performance period. The performance target's valuation and resulting awards are disclosed above in "Compensation Discussion & Analysis" starting on page 11.

Employment Agreements

In August 2010, the Company entered into an offer letter to Bruno Guilmart, which is described under "Chief Executive Officer Compensation" on page 26. The Company also entered into a Change of Control Agreement with Mr. Guilmart on the terms described on page 37. Mr. Guilmart also is subject to the Company's Executive Plan and recoupment policy.

In November 2010, the Company appointed Jonathan Chou as Senior Vice President and CFO effective December 13, 2010. Pursuant to an offer letter dated November 16, 2010, Mr. Chou received an initial base salary equal to US$285,000 per annum, payable in Singapore Dollars as converted using the 30-day average exchange rate on the date of his offer letter. Mr. Chou is eligible to receive a bonus of up to 200% of his base salary (65% is the target level for such bonus) based on the achievement of certain performance targets as described in the "Cash Incentive Plan" beginning on page 18. In connection with his hiring, the Company also granted Mr. Chou PSUs with a value at target equal to US$366,000 under the terms of the 2009 Equity Plan. These PSUs vest based on shareholder return under the SOXX Index as described under "Long-Term Equity Incentive Compensation" beginning on page 21. Mr. Chou was also granted RSUs with a value equal to US$184,000 under the 2009 Equity Plan. These RSUs vest in three equal installments on each of the next three anniversaries of the grant date. To incent Mr. Chou to join the Company, he also received a conditional cash payment of US$150,000. Additionally, Mr. Chou was reimbursed for the actual cost of his relocation expenses, and he receives a housing allowance of SG$10,000 per month for the 24 months beginning in

June 2011, an education subsidy equal to 50% of the cost of education for his children for 48 months, and tax preparation and filing assistance for 2010 through 2012. He also is eligible for global health coverage as provided to other executives of the Company located outside of the U.S. The Company also entered into a Change of Control Agreement with Mr. Chou on the terms described on page 37. Mr. Chou also is subject to the Company's Executive Plan and recoupment policy.

In December 2011, the Company entered into a letter agreement dated October 26, 2011 with T.C. Mak in connection with his assignment in Hong Kong. Under the letter agreement, Mr. Mak is serving as Vice President of Global Sales for a three-year term, which began on February 16, 2011. Mr. Mak will receive an annual allowance of US$25,000 to cover duplicate housing expenses and the cost of travel for his family. He also is eligible for global health coverage as provided to other executives of the Company located outside of the U.S. In addition, Mr. Mak will receive tax filing assistance. Mr. Mak is subject to the Company's Officer Plan and recoupment policy.

In March 2011, the Company entered into a letter agreement with Alan Schindler in connection with his long-term assignment to the Company's headquarters in Singapore. Under the letter agreement, Mr. Schindler is serving as Senior Vice President of Global Operations for a three-year term, which began on April 1, 2011. Mr. Schindler received an initial annual base salary of US$280,000 and is eligible to receive a bonus of up to 200% of his base salary (65% is the target level for such bonus) based on the achievement of certain performance targets as described in the "Cash Incentive Plan" beginning on page 18. Mr. Schindler was granted 67,500 PSUs under the terms of the 2009 Equity Plan. These PSUs will cliff-vest 36 months from the anniversary of the award date based on shareholder return under the SOXX Index as described under "Long-Term Equity Incentive Compensation" beginning on page 21. Mr. Schindler was also granted 27,000 RSUs under the 2009 Equity Plan, which will cliff-vest 36 months from the grant date. This award of RSUs is subject to additional performance conditions and will vest based upon satisfaction of the following specific criteria relating to his assignment, as determined and approved by the Committee. First, Mr. Schindler must remain employed with the Company until April 1, 2014, and second, Mr. Schindler is expected to hire and train his replacement within three years or, based upon mutual agreement with the Company, extend his employment with the Company. Mr. Schindler was also granted 40,500 RSUs under the 2009 Equity Plan, which will vest ratably over 36 months, with one-third vesting on each anniversary of the grant date. Following these initial equity awards, Mr. Schindler is not eligible for additional equity grants during his three-year assignment. Mr. Schindler also received a lump-sum cash payment of US$150,000 upon beginning his assignment as a relocation allowance. This payment must be returned to the Company on a pro rata basis if Mr. Schindler's employment with the Company is terminated for "Cause" or Mr. Schindler terminates his employment for any reason other than "good reason" (as such terms are defined in the Officer Plan) before the end of his assignment. Mr. Schindler is also eligible to receive an incremental performance bonus of US$150,000 payable in three equal installments of the anniversary date of the start of his assignment in Singapore, subject to performance of goals and objectives as approved by the Committee. These goals and objectives include designing and implementing a total quality culture/process for the Company's manufacturing operations and creating a long-term plan for the Company's facilities in Asia. Additionally, Mr. Schindler received reimbursement for the actual cost of his relocation expenses and will receive a housing allowance of SG$10,000 per month for the duration of his assignment, reimbursement for roundtrip economy airfares between the U.S. and Singapore, and tax preparation and filing assistance for the duration of his assignment. He also is eligible for global health coverage as provided to other executives of the Company located outside of the U.S. The Company also entered into a Change of Control Agreement with Mr. Schindler on the terms described on page 37. Mr. Schindler is also subject to the Company's Officer Plan and recoupment policy.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

The following table shows all outstanding equity awards held by the named executive officers at September 29, 2012, the last day of fiscal 2012. The amounts reported under the "Stock Awards" column are included in the "Summary Compensation Table" under "Stock Awards" to the extent included in the amount of compensation cost recognized by the Company in fiscal 2012 for financial statement reporting purposes, as calculated in accordance with ASC No. 718, *Compensation, Stock Compensation*. The stock awards reported in the "Grants of Plan-Based Awards Fiscal 2012" table above are also reported in this table.

	Option Awards			Stock Awards				
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)[1]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)**	**Grant Date**
Bruno Guilmart	—	—	—	—	—	159,787	$1,663,383	12/13/2010
	—	—	—	—	—	215,848	$2,246,978	10/13/2011
	—	—	—	285,948	$2,976,719	—	—	10/1/2010
	—	—	—	71,949	$ 748,989	—	—	10/13/2011
Jonathan Chou	—	—	—	—	—	48,824	$ 508,258	12/13/2010
	—	—	—	—	—	70,313	$ 731,958	10/13/2011
	—	—	—	16,273	$ 169,402	—	—	12/13/2010
	—	—	—	23,438	$ 243,990	—	—	10/13/2011
T.C. Mak	30,000	$12.05	10/8/2013	—	—	—	—	—
	—	—	—	—	—	20,000	$ 208,200	10/29/2009
	—	—	—	—	—	25,923	$ 269,858	12/13/2010
	—	—	—	—	—	31,310	$ 325,937	10/13/2011
	—	—	—	6,666	$ 69,393	—	—	10/29/2009
	—	—	—	17,280	$ 179,885	—	—	12/13/2010
	—	—	—	31,130	$ 325,937	—	—	10/13/2011
Alan Schindler	16,000	$12.05	10/8/2013	—	—	—	—	—
	—	—	—	—	—	7,500	$ 78,075	10/29/2009
	—	—	—	—	—	67,500	$ 702,675	4/1/2011
	—	—	—	2,499	$ 26,015	—	—	10/29/2009
	—	—	—	27,000	$ 281,070	—	—	4/1/2011
	—	—	—	26,997	$ 281,039	—	—	4/1/2011
Charles Salmons	41,000	$12.05	10/8/2013	—	—	—	—	—
	—	—	—	—	—	30,150	$ 313,862	10/29/2009
	—	—	—	—	—	21,595	$ 224,804	12/13/2010
	—	—	—	4,949	$ 51,519	—	—	10/29/2009
	—	—	—	7,089	$ 73,796	—	—	12/13/2010
	—	—	—	18,750	$ 195,188	—	—	10/13/2011

(1) Number of shares represents common shares underlying time-based RSU awards. Time-based RSUs vest in ⅓ increments on each of the first three anniversaries of the grant date, except that Mr. Salmons's grant of 18,750 RSUs vested on December 31, 2012 and Mr. Schindler's April 1, 2011 grant of 27,000 RSUs cliff vests on April 1, 2014, 36 months from the grant date, to the extent that specific objectives relating to his assignment in Singapore have been achieved.

(2) Number of shares represents common shares underlying PSU awards, assuming all are earned at target performance levels at the end of the applicable performance periods. PSUs cliff vest at the end of the three-year performance period following the grant date to the extent performance goals are achieved.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2012

The following table reports all exercises of stock options by the named executive officers and all the vesting of stock awards of the named executive officers in fiscal 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bruno Guilmart	—	$ —	—	$ —
Jonathan Chou	—	$ —	8,139	$ 71,135
T.C. Mak	6,500	$ 12,480	20,300	$ 190,906
Alan Schindler	—	$ —	21,002	$ 241,459
Charles Salmons	—	$ —	50,495	$ 520,527

POTENTIAL PAYMENTS UPON TERMINATION

Executive Severance Pay Plan

On August 9, 2011, the Committee adopted the Company's Executive Severance Pay Plan (the "Executive Plan"). The Executive Plan applies to those Company officers who have been proposed by management to participate in the Executive Plan and approved to participate in the Executive Plan by the Committee. Mr. Guilmart and Mr. Chou are covered under the Executive Plan. The Executive Plan does not apply to those officers covered under the Company's Officer Severance Pay Plan (described below) or those covered under a separate severance arrangement with the Company.

The Executive Plan provides for severance payments and benefits to covered officers whose employment is terminated by the Company without "Cause" and to any covered officer who terminates his or her employment for "Good Reason." For the purposes of the Executive Plan, "Cause" means (i) intentional dishonesty, (ii) physical or mental incapacity or (iii) willful refusal to perform his or her duties persisting at least 30 days after written notice. "Good Reason" means, without the officer's consent, (i) any substantial diminution in the position or authority of the officer which is inconsistent with the officer's then current position or authority, (ii) reduction of the officer's base salary (other than a percentage reduction applicable to all other officers) or exclusion of the officer from compensation or benefit plans made available to other officers in his or her salary grade, (iii) any requirement by the Company that the officer relocate his or her primary office or location to any office or location more than 30 more miles away from the officer's then current primary office or location (except in connection with termination of expatriate assignments), and (iv) failure by any successor to the Company to expressly adopt the Executive Plan. The severance payments and benefits under the Executive Plan are as follows:

- An amount equal to six months' base salary as of the last day of such officer's employment. However, if the officer enters into a general release in favor of the Company, the Company will instead pay the following:
  - 24 months' base salary, in the case of the CEO;
  - 18 months' base salary, in the case of the CFO; and
  - 12 months' base salary, in the case of all other officers.
- Continuation of medical, prescription drug, dental and vision benefits, including for covered dependents, for the number of months severance is paid at the same contribution rate as active employees.
- Continuation of eligibility to participate in the Company's life insurance program for a maximum of six months after the last day of the officer's employment, if permitted by the life insurance provider.
- Incentive awards and/or bonuses and equity compensation in accordance with the applicable plans.

Severance payments will be paid for the specified number of months on regularly scheduled pay dates beginning within 60 days following an officer's termination date. If the officer is subject to U.S. income tax, severance payments will be paid as follows: (i) on the first business day following the six-month anniversary of the officer's last day of employment, the officer will receive a lump sum payment equal to six months' base salary and (ii) thereafter, the officer will receive any remaining severance payments in accordance with such officer's regularly scheduled pay dates.

Under the Executive Plan, the Company will not pay any severance payment or benefit to an officer terminated by the Company in connection with a divestiture of a business if the officer receives an offer of employment from the purchaser (or an affiliate of the purchaser) which includes targeted annual cash compensation of at least 90% of the officer's targeted annual cash compensation at the Company on the last day of employment. For the purposes of this calculation, the Company targeted annual cash compensation does not include any special bonus or other amount payable or paid to the officer in connection with the disposition of the divested business. In addition, the officers are subject to noncompetition and nonsolicitation provisions which, if breached, will permit the Company to discontinue severance payments.

Officer Severance Pay Plan

On August 9, 2011, the Committee approved an amendment and restatement of the Company's Officer Severance Pay Plan (the "Officer Plan") to continue to provide severance benefits to three officers who are currently covered under this plan and who are not covered under the Company's Executive Plan (described above). Mr. Salmons, Mr. Mak and Mr. Schindler are subject to the Officer Plan. The Officer Plan provides for severance payments and benefits which are generally similar to the severance payments and benefits provided for under the Executive Plan, except that a covered officer is eligible to receive an amount equal to 18 months' base salary, provided that the officer enters into a general release in favor of the Company.

SEVERANCE AND EQUITY COMPENSATION IF TERMINATED (NO CHANGE IN CONTROL)

The following table presents maximum payment amounts under the Company's Executive Plan or Officer Plan, as applicable, and the values of equity awards under the Company's equity plans for our named executive officers, other than Mr. Salmons, had they been terminated without "cause" or resigned for good reason on September 29, 2012 (outside the context of a change in control). The nature and amount of benefits payable to Mr. Salmons are described in the narrative below the table.

Name	Cash Severance(1)	Time-based Share Awards(2)	Performance-based Share Awards(3)	Total
Bruno Guilmart	$1,329,576	$1,656,883	$1,593,026	$4,579,485
Jonathan Chou	$ 480,828	$ 520,138	$ 138,067	$1,139,033
T.C. Mak	$ 397,883	$ 459,426	$ 230,645	$1,087,954
Alan Schindler	$ 429,450	$ 407,725	$ 215,098	$1,052,273

(1) Messrs. Guilmart and Chou are covered under the Executive Plan, described on page 35. Messrs. Mak and Schindler are covered under the Officer Plan, described on page 36. Amounts equal the following months of base salary, payable in accordance with the Executive Plan or Officer Plan, as applicable: Mr. Guilmart: 24 months; and Messrs. Chou, Mak and Mr. Schindler: 18 months.

(2) Time-based share awards granted under the 2009 Equity Plan vest pro rata on an accelerated basis based on full months worked upon an involuntary termination without "cause."

(3) Performance-based share awards granted under the 2009 Equity Plan vest pro rata based on full months worked upon an involuntary termination without "cause" based on actual achievement of performance goals as determined at the end of the three-year performance period. Values assume achievement of performance goals resulting in 100% vesting of performance-based shares. Value of shares is equal to the closing price of the Company's stock of $10.41 on September 28, 2012.

Under the Executive Plan and the Officer Plan, no severance payments are payable upon death or disability. However, upon retirement or other termination, if the officer is retirement-eligible, any unvested stock options held by such officer are accelerated and the officer would have 12 months in which to exercise such options. If the officer is terminated and does not qualify for retirement, any vested stock options as of the date of termination would be given an additional three-month grace period in which the officer could exercise them. Additionally, all performance-based share awards vest pro rata at the completion of the performance period upon death, disability or retirement.

As previously disclosed, Mr. Salmons left the Company after the end of fiscal 2012. His last day was December 31, 2012. Mr. Salmons will receive severance of $490,691, in an amount equal to 18 months' base salary, and other benefits consistent with the Officer Plan, provided that he enters into a general release in favor of the Company. Mr. Salmons also participated in the OIC Plan for the first quarter of fiscal 2013, and he will be eligible to receive a quarterly payment under that plan for that quarter. Mr. Salmons is also subject to customary non-competition and non-solicitation covenants.

SEVERANCE AND EQUITY COMPENSATION AFTER CHANGE IN CONTROL

The following table presents maximum payment amounts under the Change in Control Agreements or 2009 Agreement, as applicable to each officer, other than Mr. Salmons, had they been terminated on September 29, 2012 after a change in control, and the values of equity awards under the Company's equity plans for executive officers if a change in control occurred on September 29, 2012.

Name	Change of Control Agreement(1)	Performance-based Share Awards(2)	Time-based Restricted Share Awards(2)	Total
Bruno Guilmart	$2,659,152	$3,910,360	$3,725,708	$10,295,220
Jonathan Chou	$ 793,366	$1,240,216	$ 413,392	$ 2,446,974
T.C. Mak	$ 616,719	$ 803,995	$ 575,215	$ 1,995,929
Alan Schindler	$ 472,395	$ 780,750	$ 588,123	$ 1,841,268

(1) Messrs. Guilmart, Chou and Schindler are covered under the form of Change of Control Agreement described below and are eligible for the following months of payment of the Benefit Amount described on page 38: Mr. Guilmart: 24 months; Mr. Chou: 18 months; and Mr. Schindler: 12 months. Mr. Mak is covered under the 2009 Agreement described on page 38 and is eligible for 18 months of payment of total target compensation (base salary and target bonus). In each case, amounts assume the executive is terminated within 18 months of a "change in control", as defined under the respective agreements.

(2) For equity granted under the 2009 Equity Plan, if the surviving entity does not assume all of the outstanding awards, time-based share awards vest immediately upon a change in control and the performance requirements (but not the service period) are waived for performance-based share awards and awards are payable in cash at target performance. If the awards are assumed and the executive is terminated involuntarily without "cause" within 24-months of the event, time-based share awards vest upon termination and performance-based share awards are prorated based on full months worked and adjusted at the end of the vesting period for performance. The values above assume 100% target performance. Value of shares is based on the closing price of $10.41 on September 28, 2012.

Change of Control Arrangements

On August 9, 2011, the Committee approved a new form of Change of Control Agreement ("Change of Control Agreement") to be entered into with its executive officers, including Mr. Guilmart, Mr. Chou and Mr. Schindler. Mr. Mak is covered under his existing change of control agreement (the "2009 Agreement" described below). The Change of Control Agreement provides for benefits in the event of the termination of an officer's employment under certain circumstances following a change of control. Under the Change of Control Agreement a "Change of Control" includes (i) the acquisition of voting securities by any person after which such person has beneficial ownership of 50% or more of the voting power of the Company's outstanding voting securities; (ii) an acquisition of all or substantially all of the assets of the Company; (iii) when the individuals who, at the beginning of a two-year period, were members of the Company's board of directors, cease for any reason to constitute at least a majority of the board of directors (unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least 75% of the original board of directors); or (iv) a consummation by the Company of a merger, consolidation or share exchange, as a result of which the shareholders immediately before the event will not hold a majority of the voting power immediately after such event.

An officer who is a party to a Change of Control Agreement and whose employment is terminated by the Company for any reason other than "Cause," or by the officer for "Good Reason" (as provided in the Change of Control Agreement), within 18 months after a Change of Control, will receive the following payments and benefits:

- Termination pay equal to the benefit multiple assigned to the officer times the sum of the officer's annual base salary and his targeted cash incentive (the "Benefit Amount") provided that any Benefit Amount may be reduced to $10 less than the amount which would subject the officer to excise tax with respect to such payment under Section 4999 of the Code or would make payment thereof non-deductible by the Company under Section 280G of the Code;
- Continuation of medical, prescription drug, dental, and vision benefits for number of months for which the Benefit Amount is payable for the officer, officer's spouse and dependent children at the same premium rate as in effect prior to the officer's termination date;
- Continuation of eligibility to participate in the Company's life insurance program for a maximum of six months after the last day of the officer's employment, if permitted by the life insurance provider; and
- Equity compensation in accordance with the applicable plans.

The benefit multiple and number of months of payment for executive officers are:

Position	Benefits Multiple	Number of Months
CEO	2x	24
CFO	1.5x	18
Other Executive Officers	1x	12

Payment of the full Benefit Amount is subject to the officer entering into a general release in favor of the Company. If the officer does not enter into a general release, the officer will only be entitled to one quarter of the Benefit Amount, payable over six months. The Benefit Amount will be paid for the specified number of months on regularly scheduled pay dates beginning within 60 days following the officer's termination date. If the officer is subject to U.S. income tax, the Benefit Amount will be paid as follows: (i) on the first business day following the six-month anniversary of the officer's last day of employment, the officer will receive a lump sum payment equal to six months of the Benefit Amount and (ii) thereafter, the officer will receive any remaining Benefit Amount in accordance with such officer's regularly scheduled pay dates for the officer's specified number of months.

If the officer is terminated upon a Change of Control, the officer is only entitled to the Benefit Amount under the Change of Control Agreement and not under any other severance plan or similar program. In addition, under the Change of Control Agreement, the officers are subject to certain confidentiality provisions.

Previously, on March 25, 2009, the Company entered into the 2009 Agreement with its then-current executive officers, including Mr. Mak. The 2009 Agreement provides for benefits in the event of the termination of an officer's employment under certain circumstances following a "Change of Control" (having the same meaning as described above). Under the 2009 Agreement, if Mr. Mak's employment is terminated by the Company for any reason other than "Cause", or by the officer for "Good Reason" (as provided for in the 2009 Agreement), within 18 months after a Change of Control, will receive payments and benefits similar to those describe above for the new Change of Control Agreement at a benefit multiple of 1.5x for 18 months. Payment of the full benefit amount is subject to the officer entering into a general release in favor of the Company. If Mr. Mak does not enter into the general release, he will only be entitled to one-third of the benefit amount, payable over six months. The benefit amount is payable on the same timeframe as described above for the Change of Control Agreements. Also, if Mr. Mak is terminated upon a Change of Control, he is only entitled to the benefit amount under the 2009 Agreement and not under any other severance plan or similar program. In addition, under the 2009 Agreement, Mr. Mak would be subject to certain confidentiality provisions.

Under the 2009 Equity Plan, the 2008 Equity Plan, Plan, the 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan, as amended (the "2001 Plan"), the 1999 Nonqualified Employee Stock Option Plan (the "1999 Plan"), the 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan, as amended (the "1998 Plan") and the 1994 Employee Incentive Stock Option and Non-Qualified Stock Option Plan, as amended (the "1994 Plan"), in the event of a change in control of the Company, all outstanding options become fully vested and exercisable (under the 2009 Equity Plan, if the Company is not the surviving entity). For the purposes of these plans, a change in control includes: (1) an acquisition of voting securities by any person after which such person has beneficial ownership of 50% or more of the voting power of the Company's outstanding voting securities; (2) the individuals who, as of a date set forth in the applicable plan, were members of the Company's board of directors cease for any reason to constitute at least two-thirds (majority under the 2009 Equity Plan) of the board of directors (unless the election, or nomination for election by the shareholders, of any new director (75% of new directors under the 2009 Equity Plan) was approved by a vote of at least two-thirds (majority under the 2009 Equity Plan) of the original board of directors); (3) approval by the shareholders of a merger or consolidation in which the shareholders immediately before the merger or consolidation do not own at least 50% of the combined voting power of the outstanding voting securities after the merger or consolidation; (4) approval by the shareholders of a complete liquidation or dissolution of the Company (except in the case of the 2009 Equity Plan) or an agreement for the sale or disposition of all or substantially all the assets; or (5) acceptance by the shareholders of shares in a share exchange in which the shareholders immediately before the share exchange do not own at least 50% of the combined voting power of the outstanding voting securities after the share exchange.

Under the Company's 2008 Equity Plan, all outstanding performance stock and share unit awards become fully vested upon a change of control. Under the Company's 2009 Equity Plan, upon a change of control, if the surviving entity does not assume all of the outstanding awards, restricted stock awards and share unit awards become fully vested and the performance requirements for outstanding performance stock awards are waived and such awards vest if the participant is employed by the Company on the last day of the performance period. However, if the surviving entity assumes all of the outstanding awards and the participant is involuntarily terminated without "cause" within a 24-month period of the change of control, then restricted stock awards and share unit awards become fully vested and any performance stock awards will vest on a prorated basis based on the number of full months worked in the performance period prior to termination and adjusted based on actual performance at the end of the vesting period.

DIRECTOR COMPENSATION

The following table presents all compensation paid to the Company's directors in fiscal 2012. Mr. Guilmart was not paid any additional compensation for serving as a director in fiscal 2012.

Name	Fees Earned or Paid in Cash	Stock Awards[(1)]	Total
Brian R. Bachman	$51,500	$119,972	$171,472
Chin Hu Lim	$28,359	$119,974	$148,333
John A. O'Steen	$44,667	$119,972	$164,639
Garrett E. Pierce	$53,000	$119,972	$172,972
MacDonell Roehm, Jr.	$77,000	$119,972	$196,972
Barry Waite	$43,000	$119,972	$162,972

(1) The amounts included in the "Stock Awards" column represent the full grant date fair value of compensation cost recognized by the Company related to stock awards for fiscal 2012.

During fiscal 2012, directors who are not officers of the Company received a quarterly cash retainer of $5,000, plus $2,000 for each meeting of the board of directors attended in person and $1,000 for each telephone meeting of the board of directors attended. The Chairmen of the Audit Committee, Management Development and Compensation Committee and Nominating and Governance Committee each received additional annual retainers of $10,000, $7,500, and $5,000, respectively. For board members who assumed a committee chairman role during the year, retainers were paid pro-rata based on time served. In addition, committee members were paid $1,000 for each committee meeting attended. Mr. Roehm received an additional annual retainer of $25,000 for serving as chairman of the board of directors. Directors were paid $1,000 for each executive session not held on the date of a board meeting.

Effective for fiscal 2013, the board of directors has approved a role-based approach to director compensation, which includes eliminating fees for each meeting in exchange for higher retainer fees. In fiscal 2013, directors who are not officers of the Company will receive annual retainers of $50,000. The chairman of the board of directors will also receive an additional annual retainer of $50,000. The Chairmen of the Audit Committee, Management Development and Compensation Committee and Nominating and Governance Committee each will receive additional annual retainers of $20,000, $15,000 and $10,000, respectively. Members of the Audit Committee, Management Development and Compensation Committee and Nominating and Governance Committee will receive additional annual retainers of $10,000, $7,500 and $5,000, respectively. Board and committee members will not receive any fees for board or committee meetings held during fiscal 2013. Annual retainers will be paid in four equal installments with payments on the first day of each calendar quarter.

The 2009 Equity Plan provides for the grant of common shares to each non-employee director upon initial election to the board of directors and on the first business day of each calendar quarter while serving on the board of directors. In fiscal 2012, each non-employee director was granted a number of common shares closest in value to, without exceeding, $30,000 upon his or her initial election to the board of directors and on the first business day of each calendar quarter while serving on the board of directors. At the end of fiscal 2012, the board of directors approved an amendment to the 2009 Equity Plan that provides for an initial equity grant of a number of shares equal to, or if not equal, closest in value to without exceeding, $120,000 upon a director's initial election to the board of directors. The board of directors made this change in the amount of the initial equity grant to align with competitive market practice as provided by Radford, and believes it was necessary to recruit or retain directors with the requisite experience, qualifications, attributes and skills that will benefit the Company. Directors will continue to receive quarterly equity grants on the first business day of each quarter closest in value to, without exceeding, $30,000.

For fiscal 2012, the Company applied the following stock ownership guidelines to non-employee directors:

- Each non-employee director should beneficially own common shares of the Company with an aggregate market value of at least $120,000 (increased to $150,000 for fiscal 2013, to be attained within three years);
- Each current non-employee director has met the fiscal 2012 guideline. All new directors must meet this guideline within three years after becoming a director of the Company;
- Shares that count toward satisfaction of the stock ownership guideline include shares owned directly by the director, shares owned jointly by the director and his or her spouse, shares held by the director's immediate family, and shares held in trust for the benefit of the director or a member of the director's immediate family. Options or other rights to acquire stock do not count toward satisfaction of the guideline; and
- Exceptions may be made by the Nominating and Governance Committee of the board of directors in the cases of financial hardship.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning the Company's equity compensation plans as of September 29, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans[3]
Equity compensation plans approved by security holders[1]	571,536	$10.10	5,493,136
Equity compensation plans not approved by security holders[2]	266,914	$ 8.94	—
Total	838,450	$ 9.73	5,493,136

(1) The following equity compensation plans have been approved by the Company's shareholders: the 1994 Plan; the 1997 Director Plan; the 1998 Plan; the 2001 Plan; the 2008 Equity Plan and the 2009 Equity Plan.

(2) The Company's 1999 Plan is the only current equity compensation plan of the Company that has not been approved by the Company's shareholders. This plan was approved by the board of directors on September 28, 1999 and, under the 1999 Plan, only employees of the Company and its subsidiaries who are not directors or officers were eligible to receive grants. No further grants may be made under the 1999 Plan. The Management Development and Compensation Committee of the Company's board of directors administers the 1999 Plan. The exercise price of options granted under the 1999 Plan is equal to 100% of the fair market value of the Company's common shares on the date of grant. Options granted under the 1999 Plan are exercisable at such dates as are determined in connection with their issuance, but not later than ten years after the date of grant. The Company last granted options under the 1999 Plan in February 2009.

(3) As a result of the adoption of the 2009 Equity Plan, no further awards will be granted under any of the above named plans other than the 2009 Equity Plan, but shares subject to awards currently outstanding under such plans that are terminated, cancelled, surrendered or forfeited may be re-issued in the discretion of the Management Development and Compensation Committee of the Company's board of directors under the 2009 Equity Plan.

CORPORATE GOVERNANCE

Board Matters

The board of directors has determined that directors Brian R. Bachman, Chin Hu Lim, John A. O'Steen, Garrett E. Pierce, MacDonell Roehm, Jr., Barry Waite and Mui Sung Yeo are "independent" as defined by applicable listing standards of the Marketplace Rules of the NASDAQ Global Market and the SEC rules. In fiscal 2012, the board of directors met six times and met five times in executive session.

Each director who served during fiscal 2012 attended all of the board and applicable committee meetings. From time to time, the board of directors acts by unanimous written consent as well. All directors are expected to attend the annual meeting of shareholders. All of then-current directors attended the 2012 annual meeting of shareholders.

Board Leadership

The Company's By-laws currently provide that the chairman of the board of directors shall not be a current or former executive officer of the Company. Mr. Roehm currently serves as chairman of the board of directors and previously served as lead independent director from October 2003 until the board of directors approved the separation of the roles of CEO and Chairman in May 2010. The board of directors believes that this leadership structure enhances the independence of the board of directors, increases the effectiveness of the board of directors' oversight of management, deters conflicts of interest and conflicts of function that may arise when the CEO is also the chairman, and permits our CEO to devote a greater amount of time and concentration to the management and development of the Company and our business.

Board's Role in Risk Oversight

While management is responsible for risk management in daily operations, the board of directors is responsible for overall risk oversight of the Company. The board of directors oversees risk management and endeavors to understand what risks the Company faces and what steps management takes regarding those risks. The Company's management periodically reports to the board of directors on the major risks facing the Company. Management maintains a strategic risk council, which is comprised of the CEO and his staff, and meets at least quarterly to discuss significant enterprise risks and the mitigating action plans. Enterprise risk assessments are conducted at least once every three years. Management reports the results of its enterprise risk discussion and assessment to the board of directors and updates the board of directors at least biannually on efforts to remediate identified risks. The board of directors discusses these risks with management and has the opportunity to ask questions, offer insights and challenge management to continually improve its risk assessment and management. Various committees of the board of directors also contribute to the risk oversight process. In particular, the Audit Committee focuses on financial risk; the Nominating and Governance Committee focuses on board structure, succession planning and corporate governance risk; and the Management Development and Compensation Committee focuses on creating incentives that encourage a level of risk-taking consistent with the Company's business strategy and overall tolerance for risk.

Committees of the Board of Directors

The board of directors has a standing Audit Committee, a Management Development and Compensation Committee and Nominating and Governance Committee.

Committee Members

Audit Committee(1)	Management Development and Compensation Committee	Nominating and Governance Committee
Garrett E. Pierce (Chair)	Brian R. Bachman (Chair)	John A. O'Steen (Chair)(4)
Barry Waite	Chin Hu Lim(3)	Brian R. Bachman
Mui Sung Yeo(2)	John A. O'Steen	MacDonell Roehm, Jr.

(1) Mr. Roehm is no longer a member of the Audit Committee effective December 4, 2012.

(2) Ms. Yeo was appointed to the Audit Committee effective October 1, 2012.

(3) Mr. Lim was appointed to the Management Development and Compensation Committee effective December 6, 2011.

(4) Mr. O'Steen replaced Mr. Roehm, who was serving as Acting Chairman, as Chairman of the Nominating and Governance Committee effective June 5, 2012.

Audit Committee

The Audit Committee met twelve times during fiscal 2012. The board of directors has determined that all Audit Committee members are independent (as defined by the Marketplace Rules of the NASDAQ Global Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, or the "Exchange Act"). In addition, the board of directors has determined that MacDonell Roehm, Jr., Garrett E. Pierce, Barry Waite and Mui Sung Yeo qualify as "audit committee financial experts" as defined by the SEC. The Audit Committee, among other things, appoints the Company's independent registered public accountants to serve for the following fiscal year, oversees their independence and meets with them to review the scope and results of the audit, considers comments made by the independent registered public accountants with respect to accounting procedures and internal controls and the consideration given thereto by the Company's management, and reviews internal accounting procedures and controls with the Company's financial management. The full responsibilities of the Audit Committee are set forth in its charter, a copy of which is posted on the Company's website at *www.kns.com.* While the officers of the Company are responsible for risk management in daily operations, the Audit Committee oversees audit and financial risk management. The Audit Committee discharges this responsibility on an ongoing basis by questioning management and the Company's internal audit director on the Company's major risk exposures and the steps management has taken to identify, monitor, control and mitigate risks. The Audit Committee reviews on a bi-annual basis the Company's progress towards mitigating the major risks identified in the most recent and updated enterprise risk assessment.

Management Development and Compensation Committee

All members of the Management Development and Compensation Committee (the "Compensation Committee") are independent directors (as defined in the Marketplace Rules of the NASDAQ Global Market). The Compensation Committee met nine times during fiscal 2012. The principal duties of the Compensation Committee are to establish the Company's compensation policies, evaluate and approve compensation arrangements for the executive officers and senior managers of the Company (including establishing base salary, performance targets, eligibility, participation and award levels for incentive compensation plans), to administer the Company's equity compensation plans and to oversee senior management succession and overall management development. The Compensation Committee may form, and may delegate its authority to, subcommittees as it deems appropriate. The full responsibilities of the Compensation Committee are set forth in its charter, a copy of which is posted on the Company's website at *www.kns.com.*

While the Company's CEO does not participate in the determination of compensation policies set by the Compensation Committee, the Compensation Committee consults with the CEO in determining compensation levels for each executive officer and takes into consideration the CEO's assessment of the performance of each executive officer against the factors established by the Compensation Committee. Under the terms of his offer letter, the Compensation Committee determines performance targets for Mr. Guilmart's annual incentive cash bonus after consultation with him.

The Compensation Committee has engaged Radford, an Aon Hewitt company, for compensation consulting services. The services provided by Radford are described in the "Compensation Discussion & Analysis" at page 11.

The Compensation Committee performed a compensation risk analysis, informed in part by the most recent and updated enterprise risk assessment performed by management. In setting executive compensation, the Compensation Committee analyzes whether compensation is mitigating or exacerbating risks that could be reasonably likely to have a material adverse effect on the Company.

Nominating and Governance Committee

During fiscal 2012, the Nominating and Governance Committee was comprised of Messrs. Brian R. Bachman, John A. O'Steen and MacDonell Roehm, Jr. The board of directors has determined that each member of the Nominating and Governance Committee is independent (as defined by the Marketplace Rules of the NASDAQ Global Market). The Nominating and Governance Committee met four times during fiscal 2012. The Nominating and Governance Committee is responsible for (i) establishing criteria for selecting new directors, (ii) identifying, screening and recruiting new directors, (iii) recommending nominees for director to the board of directors and (iv) recommending to the board of directors a set of corporate governance policies for the Company.

Nominations for election as directors are determined by the board of directors after recommendation by the Nominating and Governance Committee. The Nominating and Governance Committee considers candidates for board membership suggested by its members, other board members, management and shareholders. Candidates who have been suggested by shareholders are evaluated in the same manner as other candidates. In addition to suggesting a candidate to the Nominating and Governance Committee, a shareholder may formally nominate a candidate for director by following the procedures for submission of proposals set forth in the section of this proxy statement entitled "Shareholder Proposals." Board candidates are considered based upon their business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders as well as their personal character, integrity, foresight and judgment. The Nominating and Governance Committee further considers the diversity of a prospective director's skills, specialized expertise, quality of education, global business experience and acumen. The Nominating and Governance Committee has periodically retained an executive search firm to identify and evaluate potential candidates for the board of directors. In fiscal 2011, Heidrick & Struggles International, Inc. identified Chin Hu Lim as a potential board candidate. In fiscal 2012, Russell Reynolds Associates, Inc. identified Mui Sung Yeo as a potential board candidate. The Nominating and Governance Committee evaluated Mr. Lim and Ms. Yeo and recommended them for election to the Company's board of directors. The full responsibilities of the Nominating and Governance Committee are set forth in its charter, a copy of which is posted on the Company's website at *www.kns.com.* The Corporate Governance Guidelines of the Company are also posted on the Company's website at *www.kns.com.*

Code of Ethics

The board of directors has adopted a Code of Ethics applicable to the Company's senior financial officers, including the Company's CEO, CFO, Principal Accounting Officer or Controller, and persons performing similar functions. The Company's Code of Ethics for Senior Officers is available on the Company's website at *www.kns.com.* The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or a waiver of, a provision of its code of ethics by posting such information on its website at *www.kns.com.*

Shareholder Communications with Directors

The board of directors has implemented a process whereby shareholders may send communications directly to the board of directors' attention. Any shareholder desiring to communicate with the board of directors, or one or more specific members thereof, should communicate in writing addressed in care of the Secretary of the Company at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034. The Secretary of the Company has been instructed by the board of directors to promptly forward all such communications to each director.

Management Development and Compensation Committee Interlocks and Insider Participation

No member of the Management Development and Compensation Committee (i) was, during fiscal 2012, or had previously been, an officer or employee of the Company or its subsidiaries nor (ii) had any material interest in a transaction of the Company or a business relationship with, or any indebtedness to, the Company, in each case that would require disclosure under applicable rules of the SEC. No interlocking relationship existed between any member of the Management Development and Compensation Committee or an executive officer of the Company, on the one hand, and any member of the compensation committee (or committee performing equivalent functions, or the full board of directors) or an executive officer of any other entity, on the other hand.

Certain Relationships and Related Transactions

Under its charter, the Audit Committee of the board of directors is responsible for reviewing any proposed related party transaction. The Audit Committee has adopted a policy generally prohibiting related party transactions. The types of transactions covered by the policy include payments for products or services to or indebtedness to or from, related parties, as defined in Rule 404(a) of Regulation S-K under the Exchange Act. The Audit Committee or the board of directors has in the past approved transactions on a case-by-case basis, considering the specific facts and circumstances.

Security Ownership of Directors, Nominees and Executive Officers

The following table shows how many common shares of the Company the directors, nominees, named executive officers and all directors, nominees and executive officers as a group were beneficially owned by as of December 3, 2012. The named executive officers are the individuals listed in the Summary Compensation Table on page 30. To the knowledge of the Company, each of the persons listed below has sole voting and investment power with respect to their beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the shares identified in the table below, unless otherwise indicated. Each person below has an address of c/o 6 Serangoon North, Avenue 5, #03-16, Singapore 554910.

Directors and Nominees	Amount (Number of Shares) of Beneficial Ownership[1]	Percent of Class
Brian R. Bachman	60,176[2]	*
Bruno Guilmart	520,246	*
Chin Hu Lim	14,960	*
John A. O'Steen	133,167	*
Garrett E. Pierce	106,282	*
MacDonell Roehm, Jr.	128,167	*
Barry Waite	56,140	*
Mui Sung Yeo	14,408	*
Named Executive Officers Other Than Directors		
Jonathan H. Chou	70,958	*
T.C. Mak	117,638	*
Charles J. Salmons	67,743	*
Alan B. Schindler	93,511	*
All directors, nominees and current executive officers as a group (16 persons)	1,572,308[3]	1.9%

* Less than 1.0%.

(1) Ownership includes or consists of shares subject to outstanding options that are currently exercisable or exercisable within 60 days after December 3, 2012 in the following amounts: Mr. Bachman (20,000); Mr. Guilmart (0); Mr. Lim (0); Mr. O'Steen (20,000); Mr. Pierce (20,000); Mr. Roehm (20,000); Mr. Waite (20,000); Ms. Yeo (0); Mr. Chou (0); Mr. Mak (30,000); Mr. Salmons (41,000) and Mr. Schindler (16,000).

(2) Includes 39,176 shares held indirectly by Mr. Bachman.

(3) Includes 216,100 shares subject to outstanding options that are currently exercisable or exercisable within 60 days after December 3, 2012. Includes 41,411 shares held indirectly.

Security Ownership of Certain Beneficial Owners

To the knowledge of the Company, the only person or group of persons (within the meaning of Section 13(d) of the Exchange Act) that owned beneficially more than 5% of the outstanding common shares of the Company as of December 3, 2012 was as follows:

Name and Address of Beneficial Owner	Amount (Number of Shares) and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc.[1] 100 Vanguard Blvd. Malvern, PA 19355	4,324,345	5.4%

(1) Based solely on the information provided pursuant to a statement on Schedule 13G filed with the SEC on February 9, 2012 (amounts may have changed since that date). The shareholder reported that is has sole voting power over 114,731 shares, sole dispositive power over 4,209,614 shares and shared dispositive power over 114,731 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who beneficially own more than 10% of the Company's outstanding common shares, whom the Company refers to collectively as the "reporting persons," to file reports of ownership and changes in ownership with the SEC, and to furnish the Company with copies of these reports.

Based solely on the Company's review of the copies of these reports received by it and written representations received from certain of the reporting persons with respect to the filing of reports on Forms 3, 4 and 5, the Company believes that all such filings required to be made by the reporting persons for the fiscal year ended September 29, 2012 were made on a timely basis.

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee of Company's board of directors has submitted the following report for inclusion in this Proxy Statement:

Our Committee has reviewed and discussed with management the Compensation Discussion & Analysis contained in this Proxy Statement. Based on our Committee's review of and the discussions with management with respect to the Compensation Discussion & Analysis, our Committee has recommended to the board of directors that the Compensation Discussion & Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2012 for filing with the SEC.

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

BRIAN R. BACHMAN, CHAIRMAN
CHIN HU LIM
JOHN A. O'STEEN

REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee is to monitor the integrity of the financial statements of the Company, review the Company's internal accounting procedures and controls, oversee the independence, qualification and performance of the Company's independent registered public accountants, and appoint the independent registered public accountants. The board of directors has determined that each member of the Audit Committee is independent (as defined in the Marketplace Rules of the NASDAQ Global Market and Rule 10A-3(b)(1) under the Exchange Act), has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years, and is able to read and understand fundamental financial statements. During fiscal 2012, the Audit Committee consisted of Garrett E. Pierce, MacDonell Roehm, Jr. and Barry Waite. Upon her election to the Company's board of directors on October 1, 2012, Mui Sung Yeo was appointed to the Audit Committee. The board of directors has determined each member of the Audit Committee qualifies as an "audit committee financial expert" as defined by the SEC.

The Company retained PricewaterhouseCoopers LLP (Singapore) ("PwC Singapore") as the Company's independent registered public accounting firm for fiscal 2012. During fiscal 2012, the Audit Committee met with the senior members of the Company's management team and PwC Singapore. The Audit Committee also met separately with PwC Singapore and with the Company's CFO, Internal Audit Director and General Counsel. At these meetings, the Audit Committee discussed financial management, accounting, internal controls and legal and compliance matters.

The Audit Committee reviewed and discussed the audited financial statements included in the Company's 2012 Annual Report to Shareholders with the Company's management including, without limitation, a discussion of the quality and not just the acceptability of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements, as well as in Management's Discussion & Analysis of Results of Operations and Financial Condition. In addressing the reasonableness of management's accounting judgments, members of the Audit Committee asked for and received management's representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles, and have expressed to both management and independent registered public accountants their general preference for conservative policies when a range of accounting options is available.

In its meeting with representatives of PwC Singapore, the Audit Committee asked for and received responses to questions that the Audit Committee believes are particularly relevant to its oversight. These questions included (i) whether there were any significant accounting judgments made by management in preparing the financial statements; (ii) whether, based on the auditors' experience and their knowledge of the Company, the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements; and (iii) whether, based on their experience and their knowledge of the Company, they believe the Company has implemented internal controls and internal audit procedures that are appropriate for the Company.

The Audit Committee discussed with PwC Singapore the matters required to be discussed by AU Section 380, "Communication with Audit Committee," as adopted by the Public Company Accounting Oversight Board. The Audit Committee also reviewed the written disclosures and the letter from PwC Singapore required by applicable rules of the Public Company Accounting Oversight Board regarding accountants' communications with audit committees concerning independence, and has discussed with PwC Singapore their independence, and concluded that the nonaudit services performed by PwC Singapore are compatible with maintaining their independence.

In performing all of these functions, the Audit Committee acts in an oversight capacity. The Audit Committee relies on the work and assurances of (i) the Company's management, which has the primary responsibility for financial statements and reports, and (ii) the independent registered public accounting firm, who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles and perform an audit and express an opinion on the effectiveness of internal control over financial reporting.

Prior to the appointment of PwC Singapore, the Company retained PricewaterhouseCoopers, LLP (U.S.) ("PwC US") as the Company's independent registered public accounting firm. In connection with the transition of the Company's headquarters and operations to Singapore, the Audit Committee approved the transfer of the engagement from PwC US to PwC Singapore. Both PwC US and PwC Singapore are member firms of PricewaterhouseCoopers International Limited. The change became effective upon the engagement by the Company of PwC Singapore on December 9, 2011. During the fiscal year ended October 1, 2011 and during the period from October 1, 2011 through December 9, 2011, the Company had (i) no disagreements with PwC US on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to PwC US's satisfaction, would have caused it to make reference to the subject matter of any such disagreement in connection with its reports for such fiscal years or the subsequent interim period and (ii) no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Audit Committee has reviewed with the Company's financial management and PwC Singapore the overall audit scope and plans, the results of internal and external audit examinations, evaluations by the independent registered public accountants of the Company's internal controls and the quality of the Company's financial reporting.

The report of PwC US on the financial statements and internal control over the financial reporting of the Company for the fiscal year ended October 1, 2011 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Although PwC Singapore performed audit work on components of the Company in support of PwC US audits of the consolidated financial statements and of internal control over financial reporting of the Company for the fiscal years ended October 1, 2011 and October 2, 2010 and during the period from October 1, 2011 through December 9, 2011, neither the Company's corporate management, audit committee nor anyone on its behalf has consulted with PwC Singapore regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written report or oral advice was provided to the Company that PwC Singapore concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or any reportable even as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided PwC US with a copy of the foregoing disclosures pursuant to Item 304(a)(3) of Regulation S-K, and PwC US furnished the Company with a letter addressed to the SEC stating that PwC US agrees with the above statements. A copy of this letter, dated December 9, 2011, is filed as Exhibit 16.1 to the Company's Current Report on Form 8-K dated December 9, 2011.

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's board of directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2012, filed with the SEC on November 19, 2012.

AUDIT COMMITTEE

GARRETT E. PIERCE, CHAIRMAN
MACDONELL ROEHM, JR.
BARRY WAITE
MUI SUNG YEO

AUDIT AND RELATED FEES

For the fiscal years ended September 29, 2012 and October 1, 2011, PwC Singapore and PwC US, respectively, billed the approximate fees set forth below:

	2012 (PwC Singapore)	2011 (PwC US)
Audit Fees	$1,130,000	$1,342,000
Audit-Related Fees	$ 10,000	$ 10,000
Tax Fees	$ —	$ 10,000
All Other Fees	$ 5,100	$ 2,500

Audit Fees

The aggregate fees billed to the Company by PwC Singapore for the performance of the integrated audit of the Company's fiscal 2012 consolidated financial statements and internal control over financial reporting, and assistance and review of documents filed with the SEC, including the issuance of consents, was $1,130,000. The aggregate fees billed to the Company by PwC US for the performance of such matters for fiscal 2011 was $1,342,000.

Audit-Related Fees

The aggregate fees billed to the Company by PwC Singapore during fiscal 2012 and by PwC US during fiscal 2011 for assurance and audit-related services were $10,000 in each fiscal year. Audit-related fees for fiscal 2012 and 2011 were primarily related to an agreed-upon procedures report.

Tax Fees

The aggregate fees billed to the Company by PwC US for such services during fiscal 2011 was $10,000 and related to tax return preparation for one of the Company's subsidiaries.

All Other Fees

The aggregate fees billed to the Company by PwC Singapore during fiscal 2012 and by PwC US during fiscal 2011 for all other services were $5,100 and $2,500, respectively. Such fees for fiscal 2012 and 2011 were related to accounting research software licenses.

The Audit Committee has determined that the services provided by PwC Singapore and PwC US as set forth herein are compatible with maintaining their independence.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent registered public accounting firm. The Company will not engage its independent registered public accounting firm to render audit or non-audit services unless, (i) the service and the related fee are specifically approved in advance by the Audit Committee or (ii) the Audit Committee pre-approves specifically described types of services that are expected to be provided to the Company by its independent registered public accounting firm during the fiscal year. Any pre-approval of specified types of services is subject to a maximum dollar amount. No fees were paid to the Company's independent registered public accounting firm in fiscal 2012 that were not pre-approved in accordance with the Audit Committee's policies and procedures.

SHAREHOLDER PROPOSALS

Proposals, including any nominations for director, which shareholders desire to have included in the Company's proxy statement for the annual meeting of shareholders in 2014, pursuant to Exchange Act Regulation 14a-8, must be addressed to the Secretary of the Company and received by the Company on or before September 9, 2013 (at least 120 calendar days before the date the Company's proxy statement is released to shareholders in connection with the 2013 annual meeting).

SEC rules establish a different deadline for submission of shareholder proposals that are not intended to be included in the Company's proxy statement with respect to discretionary voting. The deadline for these proposals for the annual meeting is November 23, 2013 (45 calendar days before the date the Company's proxy statement is released to shareholders in connection with the previous year's annual meeting). If a shareholder gives notice of such a proposal after this deadline, the Company's proxy agents will be allowed to use their discretionary voting authority to vote against the shareholder proposal when and if the proposal is raised at the annual meeting.

OTHER MATTERS

The cost of soliciting proxies will be borne by the Company. Proxies may be solicited by certain officers and employees of the Company personally or by written communication, telephone, facsimile or other means, for which they will receive no compensation in addition to their normal compensation. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and the Company may reimburse them for their reasonable out-of-pocket and clerical expenses.

Although the Company knows of no items of business which will be presented at the annual meeting other than those described herein, the proxies solicited by the board will confer discretionary authority to the proxy agents with respect to any other matters which may come before the meeting to the extent permitted by the applicable rules of the SEC. In this regard, the Company intends to avail itself, until further notice, of the provisions of Rule 14a-4(c)(1) which grants the proxy agents discretionary authority to vote on any shareholder proposals presented at the meeting of which the Company has not received notice at least 45 days before the anniversary of the date on which the Company first mailed its proxy materials for last year's annual meeting. The Company received no notice of any shareholder proposal by such date (which was November 21, 2012).

As permitted by the Exchange Act, the Company may choose to deliver only one copy of the Notice to shareholders residing at the same address, unless such shareholders have notified the Company of their desire to receive multiple copies of such documents. Shareholders residing at the same address who currently receive multiple copies of the Notice, may request delivery of only one copy of the Notice by directing a notice to the Director of the Investor Relations Department of the Company at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034 or by calling the Investor Relations Department at (215) 784-6000. The Company will promptly deliver, upon oral or written request, a separate copy of the Notice to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should also be directed to the Director of the Investor Relations Department of the Company at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034 or by calling (215) 784-6000.

The Company, upon request, will furnish to record and beneficial holders of its common shares, free of charge, a copy of its Annual Report on Form 10-K (including financial statements and schedules but without exhibits) for fiscal 2012. Copies of exhibits to the Form 10-K also will be furnished upon request for a payment of a fee of $.50 per page. All requests should be directed to the Director of the Investor Relations Department of the Company at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034 or by calling (215) 784-6000.

Electronic copies of the Company's fiscal 2012 Annual Report to Shareholders, Form 10-K and proxy statement will be available on the Company's website at:

http://www.kns.com/investors/proxy

The Company is not including the information contained on its website as a part of, or incorporating it by reference into, this proxy statement.

By Order of the Board of Directors

SUSAN WATERS
Secretary

January 7, 2013